EXHIBIT 99.2

Consolidated statement of income

TOTAL

For the year ended December 31, (M$)(a)		2014	2013	2012
Sales	(notes 4 & 5)	236,122	251,725	257,037
Excise taxes		(24,104)	(23,756)	(22,821)
Revenues from sales		212,018	227,969	234,216
Purchases, net of inventory variation	(note 6)	(152,975)	(160,849)	(162,908)
Other operating expenses	(note 6)	(28,349)	(28,764)	(29,273)
Exploration costs	(note 6)	(1,964)	(2,169)	(1,857)
Depreciation, depletion and amortization of tangible assets and mineral interests		(19,656)	(11,994)	(12,237)
Other income	(note 7)	2,577	2,290	1,897
Other expense	(note 7)	(954)	(2,800)	(1,178)
Financial interest on debt		(748)	(889)	(863)
Financial income from marketable securities & cash equivalents		108	85	128
Cost of net debt	(note 29)	(640)	(804)	(735)
Other financial income	(note 8)	821	696	717
Other financial expense	(note 8)	(676)	(702)	(641)
Equity in net income (loss) of affiliates	(note 12)	2,662	3,415	2,582
Income taxes	(note 9)	(8,614)	(14,767)	(16,747)
Consolidated net income		4,250	11,521	13,836
Group share		4,244	11,228	13,648
Non-controlling interests		6	293	188
Earnings per share ($)		1.87	4.96	6.05
Fully-diluted earnings per share ($)		1.86	4.94	6.02

(a)	Except for per share amounts.

Consolidated statement of comprehensive income

TOTAL

For the year ended December 31, (M$)	2014	2013	2012
Consolidated net income	4,250	11,521	13,836
Other comprehensive income
Actuarial gains and losses	(1,526)	682	(1,171)
Tax effect	580	(287)	465
Currency translation adjustment generated by the parent company	(9,039)	3,129	1,324
Items not potentially reclassifiable to profit and loss	(9,985)	3,524	618
Currency translation adjustment	4,245	(1,925)	(397)
Available for sale financial assets	(29)	33	(435)
Cash flow hedge	97	156	83
Share of other comprehensive income of equity affiliates, net amount	(1,538)	(805)	249
Other	3	(12)	(18)
Tax effect	(18)	(62)	82
Items potentially reclassifiable to profit and loss	2,760	(2,615)	(436)
Total other comprehensive income (net amount) (note 17)	(7,225)	909	182
Comprehensive income	(2,975)	12,430	14,018
— Group share	(2,938)	12,193	13,848
— Non-controlling interests	(37)	237	170

Consolidated balance sheet

TOTAL

As of December 31, (M$)		2014	2013	2012
ASSETS
Non-current assets
Intangible assets, net	(notes 5 & 10)	14,682	18,395	16,965
Property, plant and equipment, net	(notes 5 & 11)	106,876	104,480	91,477
Equity affiliates: investments and loans	(note 12)	19,274	20,417	18,153
Other investments	(note 13)	1,399	1,666	1,571
Hedging instruments of non-current financial debt	(note 20)	1,319	1,418	2,145
Deferred income taxes	(note 9)	4,079	3,838	2,982
Other non-current assets	(note 14)	4,192	4,406	3,513
Total non-current assets		151,821	154,620	136,806
Current assets
Inventories, net	(note 15)	15,196	22,097	22,954
Accounts receivable, net	(note 16)	15,704	23,422	25,339
Other current assets	(note 16)	15,702	14,892	13,307
Current financial assets	(note 20)	1,293	739	2,061
Cash and cash equivalents	(note 27)	25,181	20,200	20,409
Assets classified as held for sale	(note 34)	4,901	3,253	5,010
Total current assets		77,977	84,603	89,080
Total assets		229,798	239,223	225,886
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares		7,518	7,493	7,454
Paid-in surplus and retained earnings		94,646	98,254	92,485
Currency translation adjustment		(7,480)	(1,203)	(1,696)
Treasury shares		(4,354)	(4,303)	(4,274)
Total shareholders’ equity — Group share	(note 17)	90,330	100,241	93,969
Non-controlling interests		3,201	3,138	1,689
Total shareholders’ equity		93,531	103,379	95,658
Non-current liabilities
Deferred income taxes	(note 9)	14,810	17,850	16,006
Employee benefits	(note 18)	4,758	4,235	4,939
Provisions and other non-current liabilities	(note 19)	17,545	17,517	15,285
Non-current financial debt	(note 20)	45,481	34,574	29,392
Total non-current liabilities		82,594	74,176	65,622
Current liabilities
Accounts payable		24,150	30,282	28,563
Other creditors and accrued liabilities	(note 21)	16,641	18,948	19,316
Current borrowings	(note 20)	10,942	11,193	14,535
Other current financial liabilities	(note 20)	180	381	232
Liabilities directly associated with the assets classified as held for sale	(note 34)	1,760	864	1,960
Total current liabilities		53,673	61,668	64,606
Total liabilities and shareholders’ equity		229,798	239,223	225,886

Consolidated statement of cash flow

TOTAL

(note 27)

For the year ended December 31, (M$)	2014	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	4,250	11,521	13,836
Depreciation, depletion and amortization	20,859	13,358	13,466
Non-current liabilities, valuation allowances, and deferred taxes	(1,980)	1,567	1,889
Impact of coverage of pension benefit plans	—	—	(465)
(Gains) losses on disposals of assets	(1,979)	(80)	(1,715)
Undistributed affiliates’ equity earnings	29	(775)	272
(Increase) decrease in working capital	4,480	2,525	1,392
Other changes, net	(51)	397	183
Cash flow from operating activities	25,608	28,513	28,858
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(26,320)	(29,748)	(25,574)
Acquisitions of subsidiaries, net of cash acquired	(471)	(21)	(245)
Investments in equity affiliates and other securities	(949)	(1,756)	(1,152)
Increase in non-current loans	(2,769)	(2,906)	(2,504)
Total expenditures	(30,509)	(34,431)	(29,475)
Proceeds from disposals of intangible assets and property, plant and equipment	3,442	1,766	1,822
Proceeds from disposals of subsidiaries, net of cash sold	136	2,654	452
Proceeds from disposals of non-current investments	1,072	330	3,618
Repayment of non-current loans	1,540	1,649	1,651
Total divestments	6,190	6,399	7,543
Cash flow used in investing activities	(24,319)	(28,032)	(21,932)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
—Parent company shareholders	420	485	41
—Treasury shares	(289)	(238)	(88)
Dividends paid:
—Parent company shareholders	(7,308)	(7,128)	(6,660)
—Non-controlling interests	(154)	(156)	(133)
Other transactions with non-controlling interests	179	2,153	—
Net issuance (repayment) of non-current debt	15,786	11,102	6,780
Increase (decrease) in current borrowings	(2,374)	(9,037)	(3,540)
Increase (decrease) in current financial assets and liabilities	(351)	1,298	(1,217)
Cash flow used in financing activities	5,909	(1,521)	(4,817)
Net increase (decrease) in cash and cash equivalents	7,198	(1,040)	2,109
Effect of exchange rates	(2,217)	831	153
Cash and cash equivalents at the beginning of the period	20,200	20,409	18,147
Cash and cash equivalents at the end of the period	25,181	20,200	20,409

Consolidated statement of changes in shareholders’ equity

TOTAL

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity-Group share	Non-controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2012	2,363,767,313	7,447	86,461	(2,884)	(109,554,173)	(4,357)	86,667	1,749	88,416
Net income 2012	—	—	13,648	—	—	—	13,648	188	13,836
Other comprehensive income (Note 17)	—	—	(987)	1,187	—	—	200	(18)	182
Comprehensive income	—	—	12,661	1,187	—	—	13,848	170	14,018
Dividend	—	—	(6,728)	—	—	—	(6,728)	(133)	(6,861)
Issuance of common shares (Note 17)	2,165,833	7	34	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	(1,800,000)	(88)	(88)	—	(88)
Sale of treasury shares(a)	—	—	(171)	—	2,962,534	171	—	—	—
Share-based payments (Note 25)	—	—	188	—	—	—	188	—	188
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	20	1	—	—	21	(21)	—
Other items	—	—	20	—	—	—	20	(76)	(56)
As of December 31, 2012	2,365,933,146	7,454	92,485	(1,696)	(108,391,639)	(4,274)	93,969	1,689	95,658
Net income 2013	—	—	11,228	—	—	—	11,228	293	11,521
Other comprehensive income (Note 17)	—	—	473	492	—	—	965	(56)	909
Comprehensive income	—	—	11,701	492	—	—	12,193	237	12,430
Dividend	—	—	(7,116)	—	—	—	(7,116)	(156)	(7,272)
Issuance of common shares (Note 17)	11,745,014	39	446	—	—	—	485	—	485
Purchase of treasury shares	—	—	—	—	(4,414,200)	(238)	(238)	—	(238)
Sale of treasury shares(a)	—	—	(209)	—	3,591,391	209	—	—	—
Share-based payments (Note 25)	—	—	189	—	—	—	189	—	189
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	749	1	—	—	750	1,355	2,105
Other items	—	—	9	—	—	—	9	13	22
As of December 31, 2013	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379
Net income 2014	—	—	4,244	—	—	—	4,244	6	4,250
Other comprehensive income (Note 17)	—	—	(907)	(6,275)	—	—	(7,182)	(43)	(7,225)
Comprehensive income	—	—	3,337	(6,275)	—	—	(2,938)	(37)	(2,975)
Dividend	—	—	(7,378)	—	—	—	(7,378)	(154)	(7,532)
Issuance of common shares (Note 17)	7,589,365	25	395	—	—	—	420	—	420
Purchase of treasury shares	—	—	—	—	(4,386,300)	(283)	(283)	—	(283)
Sale of treasury shares(a)	—	—	(232)	—	4,239,335	232	—	—	—
Share-based payments (Note 25)	—	—	114	—	—	—	114	—	114
Share cancellation (Note 17)	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	148	(2)	—	—	146	195	341
Other items	—	—	8	—	—	—	8	59	67
As of December 31, 2014	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531

(a)	Treasury shares related to the restricted stock grants.

TOTAL

Notes to the Consolidated Financial Statements

On February 11, 2015, the Board of Directors established and authorized the publication of the Consolidated Financial Statements of TOTAL S.A. for the year ended December 31, 2014, which will be submitted for approval to the shareholders’ meeting to be held on May 29, 2015.

Introduction

The Consolidated Financial Statements of TOTAL S.A. and its subsidiaries (the Group) are presented in U.S. dollars and have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board) as of December 31, 2014.

In order to make the financial information of TOTAL more readable by better reflecting the performance of its activities mainly carried out in U.S. dollars, TOTAL has changed, effective January 1, 2014, the presentation currency of the Group’s consolidated financial statements from the Euro to the US Dollar. The statutory financial statements of TOTAL S.A., the parent company of the Group, remain prepared in euro. The dividend paid remains fixed in euro.

Following this change in accounting policy, the comparative consolidated financial statements are presented in U.S. dollars.

Currency translation adjustments have been set to zero as of January 1, 2004, the date of transition to IFRS. Cumulative currency translation adjustments are presented as if the Group had used the US Dollar as the presentation currency of its consolidated financial statements since that date.

The accounting policies and principles applied in the Consolidated Financial Statements as of December 31, 2014 were the same as those that were used as of December 31, 2013 except for amendments and interpretations of IFRS which were mandatory for the periods beginning after January 1, 2014 (and not early adopted):

•

In May 2013, the IASB issued the interpretation IFRIC 21 “Levies”. This interpretation is applicable retrospectively for annual periods beginning on or after January 1, 2014. The text indicates that the obligating event for the recognition of a liability is the activity described in the relevant legislation that triggers the payment of the levy. The comparative consolidated financial statements have been restated accordingly.

The impact on shareholders’ equity as of January 1, 2012, is +$46 million. The impact on the statement of income for 2012 is not significant. Net income, Group share, for 2013 is increased by $24 million.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

1) Accounting policies

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at cost. Assets and liabilities are measured at fair value when required by the standards.

Accounting policies used by the Group are described below:

A)	Principles of consolidation

Entities that are directly controlled by the parent company or indirectly controlled by other consolidated entities are fully consolidated.

Investments in joint ventures are consolidated under the equity method. The Group accounts for joint operations by recognizing its share of assets, liabilities, income and expenses.

Investments in associates, in which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights. Companies in which ownership interest is less than 20%, but over which the Company is deemed to exercise significant influence, are also accounted for by the equity method.

All internal balances, transactions and income are eliminated.

B)	Business combinations

Business combinations are accounted for using the acquisition method. This method requires the recognition of the acquired identifiable assets, assumed liabilities and any non-controlling interest in the companies acquired by the Group at their fair value.

The value of the purchase price is finalized up to a maximum of one year from the acquisition date.

The acquirer shall recognize goodwill at the acquisition date, being the excess of:

•

The consideration transferred, the amount of non-controlling interests and, in business combinations achieved in stages, the fair value at the acquisition date of the investment previously held in the acquired company;

•	Over the fair value at the acquisition date of acquired identifiable assets and assumed liabilities.

If the consideration transferred is lower than the fair value of acquired identifiable assets and assumed liabilities, an additional analysis is performed on the identification and valuation of the identifiable elements of the assets and liabilities. After having completed such additional analysis any residual negative goodwill is recorded as income.

In transactions with non-controlling interests, the difference between the price paid (received) and the book value of non-controlling interests acquired (sold) is recognized directly in equity.

C)	Foreign currency translation

The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.

(i)	Monetary transactions

Transactions denominated in foreign currencies other than the functional currency of the entity are translated at the exchange rate on the transaction date. At each balance sheet date, monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in the statement of income.

(ii)	Translation of financial statements denominated in foreign currencies

Assets and liabilities of foreign entities are translated into dollars on the basis of the exchange rates at the end of the period. The income and cash flow statements are translated using the average exchange rates for the period. Foreign exchange differences resulting from such translations are either recorded in shareholders’ equity under “Currency translation adjustments” (for the Group share) or under “Non-controlling interests” (for the share of non-controlling interests) as deemed appropriate.

D)	Sales and revenues from sales

Sales figures include excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the “Revenues from sales” indicator.

(i)	Sales of goods

Revenues from sales are recognized when the significant risks and rewards of ownership have been passed to the buyer and when the amount is recoverable and can be reasonably measured.

Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts.

Revenues from the production of crude oil and natural gas properties, in which the Group has an interest with other producers, are recognized based on actual volumes sold during the period. Any difference between volumes sold and entitlement volumes, based on the Group net working interest, is recognized as “Crude oil and natural gas inventories” or “Other current assets” or “Other creditors and accrued liabilities”, as appropriate.

Quantities delivered that represent production royalties and taxes, when paid in cash, are included in oil and gas sales, except for the United States and Canada.

Certain transactions within the trading activities (contracts involving quantities that are purchased from third parties then resold to third parties) are shown at their net value in sales.

Exchanges of crude oil and petroleum products within normal trading activities do not generate any income and therefore these flows are shown at their net value in both the statement of income and the balance sheet.

(ii)	Sales of services

Revenues from services are recognized when the services have been rendered.

Revenues from gas transport are recognized when services are rendered. These revenues are based on the quantities transported and measured according to procedures defined in each service contract.

Shipping revenues and expenses from time-charter activities are recognized on a pro rata basis over a period that commences upon the unloading of the previous voyage and terminates upon the unloading of the current voyage. Shipping revenue recognition starts only when a charter has been agreed to by both the Group and the customer.

(iii)	Solar Farm Development Projects

SunPower develops and sells solar farm projects. This activity generally contains a property component (land ownership or an interest in land rights). The revenue associated with the development of these projects is recognized when the project-entities and land rights are irrevocably sold.

Revenues under contracts for construction of solar systems are recognized based on the progress of construction works, measured according to the percentage of costs incurred relative to total forecast costs.

E)	Share-based payments

The Group may grant employees stock options, create employee share purchase plans and offer its employees the opportunity to subscribe to reserved capital increases. These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.

The expense is equal to the fair value of the instruments granted. The expense is recognized on a straight-line basis over the period in which the advantages are acquired.

The fair value of the options is calculated using the Black-Scholes model at the grant date.

For restricted share plans, the fair value is calculated using the market price at the grant date after deducting the expected distribution rate during the vesting period. The number of allocated equity instruments can be revised during the vesting period in cases of non compliance with performance conditions, with the exception of those related to the market, or according to the rate of turnover of the beneficiaries.

The cost of employee-reserved capital increases is immediately expensed. A discount reduces the expense in order to account for the non-transferability of the shares awarded to the employees over a period of five years.

F)	Income taxes

Income taxes disclosed in the statement of income include the current tax expenses (or income) and the deferred tax expenses (or income).

The Group uses the method whereby deferred income taxes are recorded based on the temporary differences between the carrying amounts of assets and liabilities recorded in the balance sheet and their tax bases, and on carry-forwards of unused tax losses and tax credits.

Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantially enacted at the balance sheet date. The tax rates used depend on the timing of reversals of temporary differences, tax losses and other tax credits. The effect of a change in tax rate is recognized either in the Consolidated Statement of Income or in shareholders’ equity depending on the item it relates to.

Deferred tax assets are recognized when future recovery is probable.

Asset retirement obligations and finance leases give rise to the recognition of assets and liabilities for accounting purposes as described in paragraph 1K “Leases” and paragraph 1Q “Asset retirement obligations” of this Note. Deferred income taxes resulting from temporary differences between the carrying amounts and tax bases of such assets and liabilities are recognized.

Deferred tax resulting from temporary differences between the carrying amounts of equity-method investments and their tax bases are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on capital gains).

G)	Earnings per share

Earnings per share is calculated by dividing net income (Group share) by the weighted-average number of common shares outstanding during the period, excluding TOTAL shares held by TOTAL S.A. (Treasury shares) and TOTAL shares held by the Group subsidiaries which are deducted from consolidated shareholders’ equity.

Diluted earnings per share is calculated by dividing net income (Group share) by the fully-diluted weighted-average number of common shares outstanding during the period. Treasury shares held by the parent company, TOTAL S.A., and TOTAL shares held by the Group subsidiaries are deducted from consolidated shareholders’ equity. These shares are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock options, share grants and capital increases with a subscription period closing after the end of the fiscal year.

The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method provided for by IAS 33. The proceeds, which would be recovered in the event of an exercise of rights related to dilutive instruments, are presumed to be a share buyback at the average market price over the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of rights.

H)	Oil and gas exploration and producing properties

The Group applies IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the successful efforts method.

(i)	Exploration costs

Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.

Mineral interests are capitalized as intangible assets when acquired. These acquired interests are tested for impairment on a regular basis, property-by-property, based on the results of the exploratory activity and the management’s evaluation.

In the event of a discovery, the unproved mineral interests are transferred to proved mineral interests at their net book value as soon as proved reserves are booked.

Exploratory wells are tested for impairment on a well-by-well basis and accounted for as follows:

•	Costs of exploratory wells which result in proved reserves are capitalized and then depreciated using the unit-of-production method based on proved developed reserves;

•	Costs of dry wells and wells that have not found proved reserves are charged to expense;
•	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:

–	The well has found a sufficient quantity of reserves to justify, if appropriate, its completion as a producing well, assuming that the required capital expenditures are made;

–

The Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Group is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.

Costs of exploratory wells not meeting these conditions are charged to expense.

(ii)	Oil and Gas producing assets

Development costs incurred for the drilling of development wells and for the construction of production facilities are capitalized, together with borrowing costs incurred during the period of construction and the present value of estimated future costs of asset retirement obligations. The depletion rate is usually equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).

With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Group taking into account estimates based on the contractual clauses regarding the reimbursement of exploration, development and production costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).

Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the duration of use of the economic life of the asset.

Proved mineral interests are depreciated using the unit-of-production method based on proved reserves.

I)	Goodwill and other intangible assets excluding mineral interests

Other intangible assets include goodwill, patents, trademarks, and lease rights.

Intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.

Guidance for calculating goodwill is presented in Note 1 paragraph B to the Consolidated Financial Statements. Goodwill is not amortized but is tested for impairment annually or as soon as there is any indication of impairment (see Note 1 paragraph L to the Consolidated Financial Statements).

In equity affiliates, goodwill is included in the investment book value.

Other intangible assets (except goodwill) have a finite useful life and are amortized on a straight-line basis over between three to twenty years depending on the useful life of the assets.

Research and development

Research costs are charged to expense as incurred.

Development expenses are capitalized when the following can be demonstrated:

•	the technical feasibility of the project and the availability of the adequate resources for the completion of the intangible asset;

•	the ability of the asset to generate probable future economic benefits;

•	the ability to measure reliably the expenditures attributable to the asset; and

•	the feasibility and intention of the Group to complete the intangible asset and use or sell it.

Advertising costs are charged to expense as incurred.

J)	Other property, plant and equipment

Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. This cost includes borrowing costs directly attributable to the acquisition or production of a qualifying asset incurred until assets are placed in service. Borrowing costs are capitalized as follows:

•	if the project benefits from a specific funding, the capitalization of borrowing costs is based on the borrowing rate;
•	if the project is financed by all the Group’s debt, the capitalization of borrowing costs is based on the weighted average borrowing cost for the period.

Routine maintenance and repairs are charged to expense as incurred. The costs of major turnarounds of refineries and large petrochemical units are capitalized as incurred and depreciated over the period of time between two consecutive major turnarounds.

Other property, plant and equipment are depreciated using the straight-line method over their useful lives, which are as follows:

• Furniture, office equipment, machinery and tools	3-12 years
• Transportation equipment	5-20 years
• Storage tanks and related equipment	10-15 years
• Specialized complex installations and pipelines	10-30 years
• Buildings	10-50 years

K)	Leases

A finance lease transfers substantially all the risks and rewards incidental to ownership from the lessor to the lessee. These contracts are capitalized as assets at fair value or, if lower, at the present value of the minimum lease payments according to the contract. A corresponding financial debt is recognized as a financial liability. These assets are depreciated over the corresponding useful life used by the Group.

Leases that are not finance leases as defined above are recorded as operating leases.

Certain arrangements do not take the legal form of a lease but convey the right to use an asset or a group of assets in return for fixed payments. Such arrangements are accounted for as leases and are analyzed to determine whether they should be classified as operating leases or as finance leases.

L)	Impairment of long-lived assets

The recoverable amounts of intangible assets and property, plant and equipment are tested for impairment as soon as any indication of impairment exists. This test is performed at least annually for goodwill.

The recoverable amount is the higher of the fair value (less costs to sell) or its value in use.

Assets are grouped into cash-generating units (or CGUs) and tested. A CGU is a homogeneous group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.

The value in use of a CGU is determined by reference to the discounted expected future cash flows, based upon the management’s expectation of future economic and operating conditions. When this value is less than the carrying amount of the CGU, an impairment loss is recorded. It is allocated first to goodwill in counterpart of “Other expenses”. These impairment losses are then allocated to “Depreciation, depletion and amortization of tangible assets and mineral interests” for property, plant and mineral interests and to “Other expenses” for other intangible assets.

Impairment losses recognized in prior periods can be reversed up to the original carrying amount, had the impairment loss not been recognized. Impairment losses recognized for goodwill cannot be reversed.

M)	Financial assets and liabilities

Financial assets and liabilities are financial loans and receivables, investments in non-consolidated companies, publicly traded equity securities, derivatives instruments and current and non-current financial liabilities.

The accounting treatment of these financial assets and liabilities is as follows:

(i)	Loans and receivables

Financial loans and receivables are recognized at amortized cost. They are tested for impairment, by comparing the carrying amount of the assets to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their carrying amount, and at least annually. Any impairment loss is recorded in the statement of income.

(ii)	Other investments

These assets are classified as financial assets available for sale and therefore measured at their fair value. For listed securities, this fair value is equal to the market price. For unlisted securities, if the fair value is not reliably determinable, the securities are recorded at their historical value. Changes in fair value are recorded in other comprehensive income. If there is any evidence of a significant or long-lasting impairment loss, a loss is recorded in the statement of income. This impairment is irreversible.

(iii)	Derivative instruments

The Group uses derivative instruments to manage its exposure to risks of changes in interest rates, foreign exchange rates and commodity prices. Changes in fair value of derivative instruments are recognized in the statement of income or in other comprehensive income and are recognized in the balance sheet in the accounts corresponding to their nature, according to the risk management strategy described in Note 31 to the Consolidated Financial Statements. The derivative instruments used by the Group are the following:

•	Cash management

Financial instruments used for cash management purposes are part of a hedging strategy of currency and interest rate risks within global limits set by the Group and are considered to be used for transactions (held for trading). Changes in fair value are systematically recorded in the statement of income. The balance sheet value of those instruments is included in “Current financial assets” or “Other current financial liabilities”.

•	Long-term financing

When an external long-term financing is set up, specifically to finance subsidiaries, and when this financing involves currency and interest rate derivatives, these instruments are qualified as:

i.	Fair value hedge of the interest rate risk on the external debt and of the currency risk of the loans to subsidiaries. Changes in fair value of derivatives are recognized in the statement of income as are changes in fair value of underlying financial debts and loans to subsidiaries.

The fair value of those hedging instruments of long-term financing is included in assets under “Hedging instruments on non-current financial debt” or in liabilities under “Non-current financial debt “for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

In case of the anticipated termination of derivative instruments accounted for as fair value hedges, the amount paid or received is recognized in the statement of income and:

–	If this termination is due to an early cancellation of the hedged items, the adjustment previously recorded as revaluation of those hedged items is also recognized in the statement of income;

–	If the hedged items remain in the balance sheet, the adjustment previously recorded as a revaluation of those hedged items is spread over the remaining life of those items.

ii.	Cash flow hedge of the currency risk of the external debt. Changes in fair value are recorded in Other comprehensive Income for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Amounts recorded in equity are transferred to the income statement when the hedged transaction affects profit or loss.

The fair value of those hedging instruments of long-term financing is included in assets under “Hedging instruments on non-current financial debt” or in liabilities under “Non-current financial debt” for the non-current portion. The current portion (less than one year) is accounted for in “Current financial assets” or “Other current financial liabilities”.

If the hedging instrument expires, is sold or terminated by anticipation, gains or losses previously recognized in equity remain in equity. Amounts are recycled to the income statement only when the hedged transaction affects profit or loss.

•	Foreign subsidiaries’ equity hedge

Certain financial instruments hedge against risks related to the equity of foreign subsidiaries whose functional currency is not the euro (mainly the dollar). These instruments qualify as “net investment hedges” and changes in fair value are recorded in other comprehensive income for the effective portion of the hedging and in the statement of income for the ineffective portion of the hedging. Gains or losses on hedging instruments previously recorded in equity, are reclassified to the statement of income in the same period as the total or partial disposal of the foreign activity.

The fair value of these instruments is recorded under “Current financial assets” or “Other current financial liabilities”.

•	Financial instruments related to commodity contracts

Financial instruments related to commodity contracts, including crude oil, petroleum products, gas, power and coal purchase/sales contracts within the trading activities, together with the commodity contract derivative instruments such as energy contracts and forward freight agreements, are used to adjust the Group’s exposure to price fluctuations within global trading limits. According to the industry practice, these instruments are considered as held for trading.

Changes in fair value are recorded in the statement of income. The fair value of these instruments is recorded in “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

Detailed information about derivatives positions is disclosed in Notes 20, 28, 29, 30 and 31 to the Consolidated Financial Statements.

(iv)	Current and non-current financial liabilities

Current and non-current financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which hedge accounting can be applied as described in the previous paragraph.

(v)	Fair value of financial instruments

Fair values are estimated for the majority of the Group’s financial instruments, with the exception of publicly traded equity securities and marketable securities for which the market price is used.

Estimations of fair value, which are based on principles such as discounting future cash flows to present value, must be weighted by the fact that the value of a financial instrument at a given time may be influenced by the market environment (liquidity especially), and also the fact that subsequent changes in interest rates and exchange rates are not taken into account.

As a consequence, the use of different estimates, methodologies and assumptions could have a material effect on the estimated fair value amounts.

The methods used are as follows:

•	Financial debts, swaps

The market value of swaps and of bonds that are hedged by those swaps has been determined on an individual basis by discounting future cash flows with the zero coupon interest rate curves existing at year-end.

•	Financial instruments related to commodity contracts

The valuation methodology is to mark-to-market all open positions for both physical and paper transactions. The valuations are determined on a daily basis using observable market data based on organized and over the counter (OTC) markets. In particular cases when market data is not directly available, the valuations are derived from observable data such as arbitrages, freight or spreads and market corroboration. For valuation of risks which are the result of a calculation, such as options for example, commonly known models are used to compute the fair value.

•	Other financial instruments

The fair value of the interest rate swaps and of FRA’s (Forward Rate Agreements) are calculated by discounting future cash flows on the basis of zero coupon interest rate curves existing at year-end after adjustment for interest accrued but unpaid.

Forward exchange contracts and currency swaps are valued on the basis of a comparison of the negotiated forward rates with the rates in effect on the financial markets at year-end for similar maturities.

Exchange options are valued based on the Garman-Kohlhagen model including market quotations at year-end.

•	Fair value hierarchy

IFRS 7 “Financial instruments: disclosures” established a fair value hierarchy for financial instruments and proposes the following three-level classification:

–	level 1: quotations for assets and liabilities (identical to the ones that are being valued) obtained at the valuation date on an active market to which the entity has access;

–	level 2: the entry data is observable data but does not correspond to quotations for identical assets or liabilities;

–

level 3: the entry data is not observable data. For example: the data comes from extrapolation. This level applies when there is no market or observable data and the company has to use its own hypotheses to estimate the data that other market players would have used to determine the fair value of the asset.

Fair value hierarchy is disclosed in Notes 29 and 30 to the Consolidated Financial Statements.

(vi)	Commitments to purchase shares held by non-controlling interests (put options written on minority interests)

Put options granted to non-controlling-interest shareholders are initially recognized as financial liabilities at the present value of the exercise price of the options with a corresponding reduction in shareholders’ equity. The financial liability is subsequently measured at fair value at each balance sheet date in accordance with contractual clauses and any variation is recorded in the statement of income (cost of debt).

N)	Inventories

Inventories are measured in the Consolidated Financial Statements at the lower of historical cost or market value. Costs for petroleum and petrochemical products are determined according to the FIFO (First-In, First-Out) method and other inventories are measured using the weighted-average cost method.

In addition stocks held for trading are measured at fair value less costs of sale.

Refining & Chemicals

Petroleum product inventories are mainly comprised of crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel, fuel oil and heating oil produced by the Group’s refineries. The turnover of petroleum products does not exceed more than two months on average.

Crude oil costs include raw material and receiving costs. Refining costs principally include crude oil costs, production costs (energy, labor, depreciation of producing assets) and an allocation of production overheads (taxes, maintenance, insurance, etc.).

Costs of chemical product inventories consist of raw material costs, direct labor costs and an allocation of production overheads. Start-up costs, general administrative costs and financing costs are excluded from the cost price of refined and chemicals products.

Marketing & Services

The costs of refined products include mainly crude oil costs, production costs (energy, labor, depreciation of producing assets) and an allocation of production overheads (taxes, maintenance, insurance, etc.).

Start-up costs, general administrative costs and financing costs are excluded from the cost price of refined products.

Product inventories purchased from entities external to the Group are valued at their purchase cost plus primary costs of transport.

O)	Treasury shares

Treasury shares of the parent company held by its subsidiaries or itself are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.

P)	Provisions and other non-current liabilities

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required and when a reliable estimate can be made regarding the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

Provisions and non-current liabilities are comprised of liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.

Q)	Asset retirement obligations

Asset retirement obligations, which result from a legal or constructive obligation, are recognized based on a reasonable estimate in the period in which the obligation arises.

The associated asset retirement costs are capitalized as part of the carrying amount of the underlying asset and depreciated over the useful life of this asset.

An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a risk-free discount rate to the amount of the liability. The increase of the provision due to the passage of time is recognized as “Other financial expense”.

R)	Employee benefits

In accordance with the laws and practices of each country, the Group participates in employee benefit plans offering retirement, death and disability, healthcare and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.

These plans can be either defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Group instruments such as mutual funds, insurance contracts, and other instruments.

For defined contribution plans, expenses correspond to the contributions paid.

Defined benefit obligations are determined according to the Projected Unit Method. Actuarial gains and losses may arise from differences between actuarial valuation and projected commitments (depending on new calculations or assumptions) and between projected and actual return of plan assets. Such gains and losses are recognized in the statement of comprehensive income, with no possibility to subsequently recycle them to the income statement.

The past service cost is recorded immediately in the statement of income, whether vested or unvested.

The net periodic pension cost is recognized under “Other operating expenses”.

S)	Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows prepared in foreign currencies has been translated into dollars using the exchange rate on the transaction date or the average exchange rate for the period. Currency translation differences arising from the translation of monetary assets and liabilities denominated in foreign currency into dollars using the closing exchange rates are shown in the Consolidated Statement of Cash Flows under “Effect of exchange rates”. Therefore, the Consolidated Statement of Cash Flows will not agree with the figures derived from the Consolidated Balance Sheet.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand and highly liquid short-term investments that are easily convertible into known amounts of cash and are subject to insignificant risks of changes in value.

Investments with maturity greater than three months and less than twelve months are shown under “Current financial assets”.

Changes in current financial assets and liabilities are included in the financing activities section of the Consolidated Statement of Cash Flows.

Non-current financial debt

Changes in non-current financial debt are presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

T)	Carbon dioxide emission rights

In the absence of a current IFRS standard or interpretation on accounting for emission rights of carbon dioxide, the following principles are applied:

•	Emission rights are managed as a cost of production and as such are recognized in inventories:

–	Emission rights allocated for free are booked in inventories with a nil carrying amount,

–	Purchased emission rights are booked at acquisition cost,

–	Sales or annual restorations of emission rights consist of decreases in inventories recognized based on a weighted average cost,

–	If the carrying amount of inventories at closing date is higher than the market value, an impairment loss is recorded.

•

At each closing, a provision is recorded in order to materialize the obligation to surrender emission rights related to the emissions of the period. This provision is calculated based on estimated emissions of the period, valued at weighted average cost of the inventories at the end of the period. It is reversed when the emission rights are surrendered.

•

If emission rights to be surrendered at the end of the compliance period are higher than emission rights (allocated and purchased) recorded in inventories, the shortage is accounted for as a liability at market value.

•	Forward transactions are recognized at their fair market value in the balance sheet. Changes in the fair value of such forward transactions are recognized in the statement of income.

U)	Energy savings certificates

In the absence of current IFRS standards or interpretations on accounting for energy savings certificates, the following principles are applied:

•	If the obligations linked to the sales of energy are greater than the number of ESC’s held then a liability is recorded. These liabilities are valued based on the price of the last transactions,

•	In the event that the number of ESC’s held exceeds the obligation at the balance sheet date this is accounted for as inventory,

•	ESC inventories are valued at weighted average cost (acquisition cost for those ESC’s acquired or cost incurred for those ESC’s generated internally).

If the carrying value of the inventory of certificates at the balance sheet date is higher than the market value, an impairment loss is recorded in income.

V)	Non-current assets held for sale and discontinued operations

Pursuant to IFRS 5 “Non-current assets held for sale and discontinued operations”, assets and liabilities of affiliates that are held for sale are presented separately on the face of the balance sheet. Depreciation of assets ceases from the date of classification in “Non-current assets held for sale”.

Net income from discontinued operations is presented separately on the face of the statement of income. Therefore, the notes to the Consolidated Financial Statements related to the statement of income only refer to continuing operations.

A discontinued operation is a component of the Group for which cash flows are independent. It represents a major line of business or geographical area of operations which has been disposed of or is currently being held for sale.

W)	New accounting texts not yet in effect

The standards or interpretations published respectively by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) which were not yet in effect at December 31, 2014, are as follows:

•	Standards not yet adopted by the European Union at December 31, 2014

–

In May 2014, the IASB issued standard IFRS 15 that includes requirements for the recognition of revenue from contracts with customers. The standard is applicable for annual periods starting on or after January 1, 2017. The impacts of the application of this standard are under review.

–

In July 2014, the IASB issued standard IFRS 9 “Financial Instruments” that includes requirements for the recognition and measurement of financial instruments. This standard brings together three phases: classification and measurement, impairment of financial assets and hedge accounting excluding macro-hedging. The standard is applicable for annual periods starting on or after January 1, 2018. The impacts of the application of this standard are under review.

2) Main indicators — information by business segment

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items

The detail of these adjustment items is presented in Note 4 to the Consolidated Financial Statements.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii)	Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Main indicators

(i)	Operating income (measure used to evaluate operating performance)

Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.

Operating income excludes the amortization of intangible assets other than mineral interests, currency translation adjustments and gains or losses on the disposal of assets.

(ii)	Net operating income (measure used to evaluate the return on capital employed)

Operating income after taking into account the amortization of intangible assets other than mineral interests, currency translation adjustments, gains or losses on the disposal of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, equity in income of affiliates, capitalized interest expenses), and after income taxes applicable to the above.

The only income and expense not included in net operating income but included in net income are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt) and non-controlling interests.

(iii)	Adjusted income

Operating income, net operating income, or net income excluding the effect of adjustment items described above.

(iv)	Fully-diluted adjusted earnings per share

Adjusted net income divided by the fully-diluted weighted-average number of common shares.

(v)	Capital employed

Non-current assets and working capital, at replacement cost, net of deferred income taxes and non-current liabilities.

(vi)	ROACE (Return on Average Capital Employed)

Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.

(vii)	ROE (Return on Equity)

Ratio of adjusted consolidated net income to average adjusted shareholders’ equity (after distribution) between the beginning and the end of the period.

(viii)	Net debt

Non-current debt, including current portion, current borrowings, other current financial liabilities less cash and cash equivalents and other current financial assets.

3)	Changes in the Group structure, main acquisitions and divestments

During 2014, 2013, and 2012, the main changes in the Group structure and main acquisitions and divestments were as follows:

2014

•	Upstream

–	TOTAL finalized in March 2014 the sale to Sonangol E&P of its interest in block 15/06 in Angola.

–

TOTAL finalized in March 2014 the acquisition from InterOil Corporation of a 40.1% interest (before possible entry by the State) in block PRL 15 containing the gas field Elk-Antelope in Papua New Guinea for an amount of $429 million, paid on April 2, 2014.

–

On February 27, 2014, TOTAL floated GazTransport et Technigaz S.A. (GTT), an engineering company specializing in the design of cryogenic membranes for the transport and storage of LNG. With this quotation on Euronext Paris, TOTAL reduced its interest in the equity of the company from 30.0% to 10.4%. The listing was completed at a price of €46 per share, valuing 100% of the equity of the company on the listing date at €1.7 billion. Finally in December total signed a final agreement for the acquisition by Temasek its entire remaining interest in GTT. The total of these two transactions amounted to more than $650 million.

–

TOTAL finalized during 2014 the acquisition of an additional 1.28% interest in Novatek for an amount of $434 million, bringing TOTAL’s overall interest in Novatek to 18.24% as at December 31, 2014. Since July 18, 2014 the Group has not acquired any additional shares of Novatek.

–

TOTAL finalized in August 2014 the sale of its 10% interest in the Shah Deniz field and the South Caucasus Pipeline to TPAO, the Turkish state-owned exploration and production company for an amount of $1,513 million. This sale generated a gain on disposal of $580 million after tax.

–

TOTAL finalized in October 2014 the sale of its 25% interest in the Cardinal Gas Services LLC, a company specializing in the gathering and transport of gas in Ohio’s Utica shale play area for an amount of $449 million.

Information relating to sales in progress is presented in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” in note 34.

2013

•	Upstream

–

TOTAL finalized in February 2013 the acquisition of an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. TOTAL’s overall equity stake in the Ichthys LNG project increased from 24% to 30%.

–	TOTAL finalized in February 2013 the sale to INPEX of a 9.99% indirect interest in offshore Angola Block 14.

–

On March 27, 2013, TOTAL entered into an agreement for the sale to Suncor Energy Inc. of its 49% interest in the Voyageur upgrader project, which is located in the Canadian province of Alberta and intended to upgrade bitumen from the Fort Hills and Joslyn mines. The transaction amounted to $506 million. The mining development projects of Fort Hills and Joslyn continue according to the production evacuation logistics studies jointly conducted with Suncor. The sale entailed a net loss of $1,646 million.

–	TOTAL finalized in June 2013 the sale of a 25% interest in the Tempa Rossa field in Italy to Mitsui.

–

TOTAL finalized in July 2013 the sale of 100% of Transport et Infrastructures Gaz France (TIGF) to a consortium comprising Snam, EDF and GIC (Government of Singapore Investment Corporation) for an amount of €1,558 million ($2,052 million), net of cash sold.

–	TOTAL finalized in September 2013 the sale of its Upstream interests in Trinidad & Tobago to The National Gas Company of Trinidad & Tobago for an amount of $318 million, net of cash sold.

–	TOTAL finalized in December 2013 the acquisition by Qatar Petroleum International of 15% of the capital of Total E&P Congo through a capital increase of $1,627 million.

–	TOTAL finalized during 2013 the acquisition of an additional 1.62% interest in Novatek for an amount of $587 million, bringing TOTAL’s overall interest in Novatek to 16.96% as at December 31, 2013.

–	In October 2013, a consortium in which TOTAL holds a 20% interest was awarded a production sharing contract for 35 years to develop the Libra oil field in Brazil. TOTAL paid a signing bonus of 3,000 million Brazilian Real (approximately $1,301 million).

•	Refining & Chemicals

–	TOTAL finalized in June 2013 the sale of its fertilizing businesses in Europe.

2012

•	Upstream

–

TOTAL finalized in February 2012 the acquisition in Uganda of a one-third interest in Blocks 1, 2 and 3A held by Tullow Oil plc for $1,487 million, entirely consisting of mineral interests. TOTAL became an equal partner with Tullow and CNOOC in the blocks, each with a one-third interest and each being an operator of one of the blocks. TOTAL is the operator of Block 1.

–	TOTAL finalized during 2012 the acquisition of an additional 1.25% interest in Novatek for an amount of $480 million, increasing TOTAL’s overall interest in Novatek to 15.34% as of December 31, 2012.

–

TOTAL finalized in October 2012 the sale of its interest in the Cusiana field as well as a participation in OAM and ODC pipelines in Colombia to Sinochem, for an amount of $409 million, net of cash sold.

•	Holding

–	During 2012, TOTAL gradually sold its remaining interest in Sanofi, generating a net capital gain of
$438 million after tax. As at the 31 December 2012 the Group retained no further interest in the capital of Sanofi.

4) Business segment information

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The Group’s activities are divided into three business segments as follows:

•	an Upstream segment including, alongside the activities of the Exploration & Production of hydrocarbons, the activities of Gas & Power;

•

a Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Trading & Shipping; and

•	a Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products as well as the activity of New Energies.

In addition the Corporate segment includes holdings operating and financial activities.

A)	Information by business segment

For the year ended December 31, 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	23,484	106,124	106,509	5	—	236,122
Intersegment sales	29,183	44,950	1,615	236	(75,984)	—
Excise taxes	—	(4,850)	(19,254)	—	—	(24,104)
Revenues from sales	52,667	146,224	88,870	241	(75,984)	212,018
Operating expenses	(26,235)	(145,014)	(86,931)	(1,092)	75,984	(183,288)
Depreciation, depletion and amortization of tangible assets and mineral interests	(15,938)	(2,901)	(781)	(36)	—	(19,656)
Operating income	10,494	(1,691)	1,158	(887)	—	9,074
Equity in net income (loss) of affiliates and other items	4,302	90	(140)	178	—	4,430
Tax on net operating income	(8,799)	391	(344)	(8)	—	(8,760)
Net operating income	5,997	(1,210)	674	(717)	—	4,744
Net cost of net debt						(494)
Non-controlling interests						(6)
Net income						4,244

For the year ended December 31, 2014 (adjustments(a)) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	31	—	—	—	—	31
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	31	—	—	—	—	31
Operating expenses	(164)	(2,980)	(551)	—	—	(3,695)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,529)	(1,450)	—	—	—	(7,979)
Operating income(b)	(6,662)	(4,430)	(551)	—	—	(11,643)
Equity in net income (loss) of affiliates and other items	883	(282)	(203)	—	—	398
Tax on net operating income	1,272	1,013	174	—	—	2,459
Net operating income(b)	(4,507)	(3,699)	(580)	—	—	(8,786)
Net cost of net debt						—
Non-controlling interests						193
Net income						(8,593)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	(2,944)	(525)	—
On net operating income	—	(2,114)	(384)	—

For the year ended December 31, 2014 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	23,453	106,124	106,509	5	—	236,091
Intersegment sales	29,183	44,950	1,615	236	(75,984)	—
Excise taxes	—	(4,850)	(19,254)	—	—	(24,104)
Revenues from sales	52,636	146,224	88,870	241	(75,984)	211,987
Operating expenses	(26,071)	(142,034)	(86,380)	(1,092)	75,984	(179,593)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,409)	(1,451)	(781)	(36)	—	(11,677)
Adjusted operating income	17,156	2,739	1,709	(887)	—	20,717
Equity in net income (loss) of affiliates and other items	3,419	372	63	178	—	4,032
Tax on net operating income	(10,071)	(622)	(518)	(8)	—	(11,219)
Adjusted net operating income	10,504	2,489	1,254	(717)	—	13,530
Net cost of net debt						(494)
Non-controlling interests						(199)
Adjusted net income						12,837
Adjusted fully-diluted earnings per share ($)						5.63

(a)	Except for earnings per share.

For the year ended December 31, 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	26,520	2,022	1,818	149	—	30,509
Total divestments	5,764	192	163	71	—	6,190
Cash flow from operating activities	16,666	6,302	2,721	(81)	—	25,608
Balance sheet as of December 31, 2014
Property, plant and equipment, intangible assets, net	105,273	9,512	6,443	330	—	121,558
Investments & loans in equity affiliates	14,921	3,516	837	—	—	19,274
Other non-current assets	6,711	959	1,849	151	—	9,670
Working capital	2,015	4,041	2,141	(2,386)	—	5,811
Provisions and other non-current liabilities	(30,385)	(4,290)	(2,097)	(341)	—	(37,113)
Assets and liabilities classified as held for sale	1,962	1,032	91	—	—	3,085
Capital Employed (balance sheet)	100,497	14,770	9,264	(2,246)	—	122,285
Less inventory valuation effect	—	(1,319)	(439)	(1)	—	(1,759)
Capital Employed (Business segment information)	100,497	13,451	8,825	(2,247)	—	120,526
ROACE as a percentage	11%	15%	13%	—	—	11%

For the year ended December 31, 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26,367	114,483	110,873	2	—	251,725
Intersegment sales	37,650	52,275	2,159	177	(92,261)	—
Excise taxes	—	(4,814)	(18,942)	—	—	(23,756)
Revenues from sales	64,017	161,944	94,090	179	(92,261)	227,969
Operating expenses	(31,875)	(160,031)	(91,343)	(794)	92,261	(191,782)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,484)	(1,736)	(733)	(41)	—	(11,994)
Operating income	22,658	177	2,014	(656)	—	24,193
Equity in net income (loss) of affiliates and other items	2,688	181	55	(25)	—	2,899
Tax on net operating income	(13,706)	(612)	(560)	(29)	—	(14,907)
Net operating income	11,640	(254)	1,509	(710)	—	12,185
Net cost of net debt						(664)
Non-controlling interests						(293)
Net income						11,228

For the year ended December 31, 2013 (adjustments(a) ) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(74)	—	—	—	—	(74)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(74)	—	—	—	—	(74)
Operating expenses	(113)	(1,405)	(134)	—	—	(1,652)
Depreciation, depletion and amortization of tangible assets and mineral interests	(855)	(184)	(4)	—	—	(1,043)
Operating income(b)	(1,042)	(1,589)	(138)	–	—	(2,769)
Equity in net income (loss) of affiliates and other items	(305)	(268)	4	(34)	—	(603)
Tax on net operating income	537	(254)	89	(45)	—	327
Net operating income(b)	(810)	(2,111)	(45)	(79)	—	(3,045)
Net cost of net debt						—
Non-controlling interests						(19)
Net income						(3,064)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	(978)	(87)	—
On net operating income	—	(656)	(63)	—

For the year ended December 31, 2013 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26,441	114,483	110,873	2	—	251,799
Intersegment sales	37,650	52,275	2,159	177	(92,261)	—
Excise taxes	—	(4,814)	(18,942)	—	—	(23,756)
Revenues from sales	64,091	161,944	94,090	179	(92,261)	228,043
Operating expenses	(31,762)	(158,626)	(91,209)	(794)	92,261	(190,130)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,629)	(1,552)	(729)	(41)	—	(10,951)
Adjusted operating income	23,700	1,766	2,152	(656)	—	26,962
Equity in net income (loss) of affiliates and other items	2,993	449	51	9	—	3,502
Tax on net operating income	(14,243)	(358)	(649)	16	—	(15,234)
Adjusted net operating income	12,450	1,857	1,554	(631)	—	15,230
Net cost of net debt						(664)
Non-controlling interests						(274)
Adjusted net income						14,292
Adjusted fully-diluted earnings per share ($)						6.29
(a) Except for earnings per share.

For the year ended December 31, 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	29,750	2,708	1,814	159	—	34,431
Total divestments	5,786	365	186	62	—	6,399
Cash flow from operating activities	21,857	4,260	2,557	(161)	—	28,513
Balance sheet as of December 31, 2013
Property, plant and equipment, intangible assets, net	103,667	12,407	6,441	360	—	122,875
Investments & loans in equity affiliates	15,862	3,542	1,013	—	—	20,417
Other non-current assets	5,691	1,427	2,014	778	—	9,910
Working capital	(327)	10,458	3,779	(2,729)	—	11,181
Provisions and other non-current liabilities	(31,574)	(4,437)	(2,303)	(1,288)	—	(39,602)
Assets and liabilities classified as held for sale	2,210	—	—	—	—	2,210
Capital Employed (balance sheet)	95,529	23,397	10,944	(2,879)	—	126,991
Less inventory valuation effect	—	(3,645)	(893)	(2)	—	(4,540)
Capital Employed (Business segment information)	95,529	19,752	10,051	(2,881)	—	122,451
ROACE as a percentage	14%	9%	16%	—	—	13%

For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	28,449	117,067	111,281	240	—	257,037
Intersegment sales	40,498	57,134	970	256	(98,858)	—
Excise taxes	—	(4,616)	(18,205)	—	—	(22,821)
Revenues from sales	68,947	169,585	94,046	496	(98,858)	234,216
Operating expenses	(33,361)	(166,379)	(91,907)	(1,249)	98,858	(194,038)
Depreciation, depletion and amortization of tangible assets and mineral interests	(9,555)	(1,856)	(780)	(46)	—	(12,237)
Operating income	26,031	1,350	1,359	(799)	—	27,941
Equity in net income (loss) of affiliates and other items	3,005	271	(252)	353	—	3,377
Tax on net operating income	(15,879)	(337)	(488)	(163)	—	(16,867)
Net operating income	13,157	1,284	619	(609)	—	14,451
Net cost of net debt						(615)
Non-controlling interests						(188)
Net income						13,648

For the year ended December 31, 2012 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(12)	—	—	—	—	(12)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(12)	—	—	—	—	(12)
Operating expenses	(752)	(257)	(294)	(115)	—	(1,418)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,538)	(266)	(87)	—	—	(1,891)
Operating income(b)	(2,302)	(523)	(381)	(115)	—	(3,321)
Equity in net income (loss) of affiliates and other items	326	(51)	(154)	188	—	309
Tax on net operating income	817	90	85	(139)	—	853
Net operating income(b)	(1,159)	(484)	(450)	(66)	—	(2,159)
Net cost of net debt						—
Non-controlling interests						35
Net income						(2,124)
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	(230)	(71)	—
On net operating income	—	(149)	(50)	—

For the year ended December 31, 2012 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	28,461	117,067	111,281	240	—	257,049
Intersegment sales	40,498	57,134	970	256	(98,858)	—
Excise taxes	—	(4,616)	(18,205)	—	—	(22,821)
Revenues from sales	68,959	169,585	94,046	496	(98,858)	234,228
Operating expenses	(32,609)	(166,122)	(91,613)	(1,134)	98,858	(192,620)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,017)	(1,590)	(693)	(46)	—	(10,346)
Adjusted operating income	28,333	1,873	1,740	(684)	—	31,262
Equity in net income (loss) of affiliates and other items	2,679	322	(98)	165	—	3,068
Tax on net operating income	(16,696)	(427)	(573)	(24)	—	(17,720)
Adjusted net operating income	14,316	1,768	1,069	(543)	—	16,610
Net cost of net debt						(615)
Non-controlling interests						(223)
Adjusted net income						15,772
Adjusted fully-diluted earnings per share ($)						6.96
(a) Except for earnings per share.

For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	25,200	2,502	1,671	102	—	29,475
Total divestments	3,595	392	196	3,360	—	7,543
Cash flow from operating activities	24,354	2,726	1,456	322	—	28,858
Balance sheet as of December 31, 2012
Property, plant and equipment, intangible assets, net	90,128	12,167	5,848	299	—	108,442
Investments & loans in equity affiliates	14,622	2,600	931	—	—	18,153
Other non-current assets	4,255	1,565	1,694	552	—	8,066
Working capital	(436)	12,742	3,752	(2,337)	—	13,721
Provisions and other non-current liabilities	(28,356)	(4,020)	(2,146)	(1,708)	—	(36,230)
Assets and liabilities classified as held for sale	4,047	—	—	—	—	4,047
Capital Employed (balance sheet)	84,260	25,054	10,079	(3,194)	—	116,199
Less inventory valuation effect	—	(4,271)	(847)	(1)	—	(5,119)
Capital Employed (Business segment information)	84,260	20,783	9,232	(3,195)	—	111,080
ROACE as a percentage	18%	9%	12%	—	—	15%

B)	ROE (Return on Equity)

The Group evaluates the return on equity as the ratio of adjusted consolidated net income to average adjusted shareholders’ equity between the beginning and the end of the period. Thus, adjusted shareholders’ equity for the year ended December 31, 2014 is calculated after payment of a dividend of €2.44 per share, subject to approval by the shareholders’ meeting on May 29, 2015.

The ROE is calculated as follows:

For the year ended December 31, (M$)	2014	2013	2012
Adjusted net income — Group share	12,837	14,292	15,772
Adjusted non-controlling interests	199	274	223
Adjusted consolidated net income	13,036	14,566	15,995
Shareholders’ equity — Group share	90,330	100,241	93,969
Distribution of the income based on existing shares at the closing date	(1,686)	(1,908)	(1,757)
Non-controlling interests	3,201	3,138	1,689
Adjusted shareholders’ equity(a)	91,845	101,471	93,901
ROE	13.5%	14.9%	17.7%

(a)	Adjusted shareholders’ equity as of December 31, 2011 amounted to $86,748 million.

C)	Reconciliation of the information by business segment with Consolidated Financial Statements

The table below presents the impact of adjustment items on the consolidated statement of income:

For the year ended December 31, 2014 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	236,091	31	236,122
Excise taxes	(24,104)	—	(24,104)
Revenues from sales	211,987	31	212,018
Purchases, net of inventory variation	(149,506)	(3,469)	(152,975)
Other operating expenses	(28,123)	(226)	(28,349)
Exploration costs	(1,964)	—	(1,964)
Depreciation, depletion and amortization of tangible assets and mineral interests	(11,677)	(7,979)	(19,656)
Other income	1,272	1,305	2,577
Other expense	(700)	(254)	(954)
Financial interest on debt	(748)	—	(748)
Financial income from marketable securities & cash equivalents	108	—	108
Cost of net debt	(640)	—	(640)
Other financial income	821	—	821
Other financial expense	(676)	—	(676)
Equity in net income (loss) of affiliates	3,315	(653)	2,662
Income taxes	(11,073)	2,459	(8,614)
Consolidated net income	13,036	(8,786)	4,250
Group share	12,837	(8,593)	4,244
Non-controlling interests	199	(193)	6

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

For the year ended December 31, 2013 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	251,799	(74)	251,725
Excise taxes	(23,756)	—	(23,756)
Revenues from sales	228,043	(74)	227,969
Purchases, net of inventory variation	(159,784)	(1,065)	(160,849)
Other operating expenses	(28,177)	(587)	(28,764)
Exploration costs	(2,169)	—	(2,169)
Depreciation, depletion and amortization of tangible assets and mineral interests	(10,951)	(1,043)	(11,994)
Other income	647	1,643	2,290
Other expense	(574)	(2,226)	(2,800)
Financial interest on debt	(889)	—	(889)
Financial income from marketable securities & cash equivalents	85	—	85
Cost of net debt	(804)	—	(804)
Other financial income	696	—	696
Other financial expense	(702)	—	(702)
Equity in net income (loss) of affiliates	3,435	(20)	3,415
Income taxes	(15,094)	327	(14,767)
Consolidated net income	14,566	(3,045)	11,521
Group share	14,292	(3,064)	11,228
Non-controlling interests	274	19	293

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

For the year ended December 31, 2012 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	257,049	(12)	257,037
Excise taxes	(22,821)	—	(22,821)
Revenues from sales	234,228	(12)	234,216
Purchases, net of inventory variation	(162,607)	(301)	(162,908)
Other operating expenses	(28,156)	(1,117)	(29,273)
Exploration costs	(1,857)	—	(1,857)
Depreciation, depletion and amortization of tangible assets and mineral interests	(10,346)	(1,891)	(12,237)
Other income	876	1,021	1,897
Other expense	(579)	(599)	(1,178)
Financial interest on debt	(863)	—	(863)
Financial income from marketable securities & cash equivalents	128	—	128
Cost of net debt	(735)	—	(735)
Other financial income	717	—	717
Other financial expense	(641)	—	(641)
Equity in net income (loss) of affiliates	2,695	(113)	2,582
Income taxes	(17,600)	853	(16,747)
Consolidated net income	15,995	(2,159)	13,836
Group share	15,772	(2,124)	13,648
Non-controlling interests	223	(35)	188

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

D)	Adjustment items by business segment

The adjustment items to income as per Note 2 to the Consolidated Financial Statements are detailed as follows:

Adjustments to operating income For the year ended December 31, 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(2,944)	(525)	—	(3,469)
Effect of changes in fair value	31	—	—	—	31
Restructuring charges	—	—	—	—	—
Asset impairment charges	(6,529)	(1,450)	—	—	(7,979)
Other items	(164)	(36)	(26)	—	(226)
Total	(6,662)	(4,430)	(551)	—	(11,643)

Adjustments to net income, Group share For the year ended December 31, 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(2,114)	(339)	—	(2,453)
Effect of changes in fair value	25	—	—	—	25
Restructuring charges	—	(13)	(7)	—	(20)
Asset impairment charges	(5,514)	(1,409)	(140)	—	(7,063)
Gains (losses) on disposals of assets	1,314	(105)	—	—	1,209
Other items	(193)	(58)	(40)	—	(291)
Total	(4,368)	(3,699)	(526)	—	(8,593)

Adjustments to operating income For the year ended December 31, 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(978)	(87)	—	(1,065)
Effect of changes in fair value	(74)	—	—	—	(74)
Restructuring charges	—	(373)	(3)	—	(376)
Asset impairment charges	(855)	(184)	(4)	—	(1,043)
Other items	(113)	(54)	(44)	—	(211)
Total	(1,042)	(1,589)	(138)	—	(2,769)

Adjustments to net income, Group share For the year ended December 31, 2013 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(656)	(72)	—	(728)
Effect of changes in fair value	(58)	—	—	—	(58)
Restructuring charges	—	(537)	(30)	—	(567)
Asset impairment charges	(581)	(183)	(9)	—	(773)
Gains (losses) on disposals of assets	(58)	(59)	—	—	(117)
Other items	(113)	(676)	47	(79)	(821)
Total	(810)	(2,111)	(64)	(79)	(3,064)

Adjustments to operating income For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(230)	(71)	—	(301)
Effect of changes in fair value	(12)	—	—	—	(12)
Restructuring charges	—	(3)	—	—	(3)
Asset impairment charges	(1,538)	(266)	(87)	—	(1,891)
Other items	(752)	(24)	(223)	(115)	(1,114)
Total	(2,302)	(523)	(381)	(115)	(3,321)

Adjustments to net income, Group share For the year ended December 31, 2012 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
Inventory valuation effect	—	(149)	(52)	—	(201)
Effect of changes in fair value	(9)	—	—	—	(9)
Restructuring charges	—	(31)	(68)	—	(99)
Asset impairment charges	(985)	(247)	(155)	(39)	(1,426)
Gains (losses) on disposals of assets	326	—	—	438	764
Other items	(491)	(57)	(140)	(465)	(1,153)
Total	(1,159)	(484)	(415)	(66)	(2,124)

E)	Additional information on impairments

In the Upstream, Refining & Chemicals and Marketing & Services segments, impairments of assets have been recognized for the year ended December 31, 2014, with an impact of $7,979 million in operating income and $7,063 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share. These items are identified in paragraph 4D above as adjustment items within the heading “Asset impairment charges”.

The impairment losses impact certain Cash Generating Units (CGU) for which there were indications of impairment, due mainly to changes in the operating conditions or the economic environment of their specific businesses.

The principles applied are the following:

•	the recoverable amount of CGU’s has been based on their value in use, as defined in Note 1 paragraph L to the Consolidated Financial Statements “Impairment of long-lived assets”;

•

the future cash flows have been determined with the assumptions in the long-term plan of the Group. These assumptions (including future prices of products, supply and demand for products, future production volumes) represent the best estimate by management of the Group of all economic conditions during the remaining life of assets;

•

the future cash flows, based on the long-term plan, are prepared over a period consistent with the life of the assets within the CGU. They are prepared post-tax and include specific risks attached to CGU assets. They are discounted using an 7% post-tax discount rate, this rate being a weighted-average capital cost estimated from historical market data. This rate was 8% for the years ending 2012 and 2013.

•

the value in use calculated by discounting the above post-tax cash flows using an 7% post-tax discount rate is not materially different from value in use calculated by discounting pre-tax cash flows using a pre-tax discount rate determined by an iterative computation from the post-tax value in use. These pre-tax discount rates are in a range from 7% to 11% in 2014.

For the year ended December 31, 2014 impairments of assets have been recognized in respect of CGUs of the Upstream segment with an impact of $6,529 million in operating income and $5,514 million in net income, Group share. These impairments recognized in 2014 concern mainly:

•

oil sands assets in Canada, with the deteriorating economic environment affecting the profitability of the Fort Hills project under development and preventing a final development decision in the near future for the Joslyn and Northern Lights projects. Impairments recognized amount to $2,494 million in operating profit and $2,160 million in net income, Group share;

•

non-conventional gas assets in the United-States, China, Venezuela and Algeria, whose plans and development potential in an unfavorable economic environment have been revised downwards. Impairments recognized amount to $2,944 million in operating profit and $2,080 million in net income, Group share;

•

other assets in Africa (impairment of $924 million in operating profit and $785 million in net income, Group share), on the Shotkman project in Russia, for which the technical development scheme does not provide an acceptable profitability (impairment of $350 million in net income, Group share), and in Kazakhstan on the Kashagan project, following technical problems and the decision to replace the project’s pipelines (impairments recognized amount to $167 million in operating profit and $121 million in net income, Group share).

Given the sharp decline in oil prices observed over the last months of 2014, cash flows determined from the long-term plan were modified to integrate weaker oil prices over the first three years. A variation of +10% in oil prices under identical operating conditions would have a positive impact of $1,312 million in operating profit and $1,038 million in net income, Group share. A variation of -1 point in the discount rate would have a positive impact of $985 million in operating profit and $802 million in net income, Group share. For these assets and certain assets whose value in use is close to their net book value, a variation of -10% in oil prices, except for the first three years where it is increased to -25%, under identical operating conditions, would have a negative impact of $2,338 million in operating profit and $1,588 million in net income, Group share. These sensitivities in price concern mainly assets impaired in 2014 as well as other assets, notably in the United States and Russia. A variation of +1 point in the discount rate would have a negative impact of $1,030 million in operating profit and $831 million in net income, Group share.

The CGUs for the Refining & Chemicals segment are defined by the legal entities having the operating activities for the refining and petrochemical activities. The CGUs for the other activities of the sector are global divisions, each division grouping together a set of businesses or homogeneous products for strategic, commercial and industrial plans. For the year 2014, in a context of a reduction in demand for refined products and persistent weakness in refining margins in Europe, the Group recognized impairments of $1,450 million in operating profit and $1,409 million in net income, Group share, on refining CGU’s in France and the United Kingdom. A +5% variation in gross margin, under identical operating conditions, would have a positive impact of $1,036 million in operating profit and in net income, Group share. A variation of -1 point in the discount rate would have a positive impact of $199 million in operating income and net income, Group share. Opposite variations in gross margin and discount rate would have an impact respectively of $(814) million and $(139) million in operating income and in net income, Group share.

The CGUs of Marketing & Services are subsidiaries or groups of subsidiaries organized by relevant geographical zone. For the year 2014 the Group recorded impairments on CGUs of the Marketing & Services segment of $140 million in net income, Group share. A of +5% variation in gross margin, under identical operating conditions, would have a positive impact of $45 million in net income, Group share. A variation of -1 point in the discount rate would have a positive impact of $40 million in net income, Group share. Opposite variations in gross margin and discount rate would have impacts respectively of $(45) million and $(28) million in net income, Group share.

For the year ended December 31, 2013, impairments of assets were recognized in the Upstream, Refining & Chemicals, Marketing & Services and Holding segments with an impact of $1,043 million in operating income and $773 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share.

For the year ended December 31, 2012, impairments of assets have been recognized in the Upstream, Refining & Chemicals, Marketing & Services and Holding segments with an impact of $1,891 million in operating income and $1,426 million in net income, Group share. These impairments have been disclosed as adjustments to operating income and adjustments to net income, Group share.

No reversal of impairment has been recognized for the years ended December 31, 2012, 2013 and 2014.

5) Information by geographical area

(M$)	France	Rest of Europe	North America	Africa	Rest of the world	Total
For the year ended December 31, 2014
Non-Group sales	51,471	114,747	23,766	23,281	22,857	236,122
Property, plant and equipment, intangible assets, net	4,350	25,137	16,064	41,405	34,602	121,558
Capital expenditures	1,266	5,880	3,658	9,798	9,907	30,509
For the year ended December 31, 2013
Non-Group sales	57,650	128,661	22,332	23,146	19,936	251,725
Property, plant and equipment, intangible assets, net	6,251	26,840	19,588	37,847	32,349	122,875
Capital expenditures	1,772	6,289	4,157	10,705	11,508	34,431
For the year ended December 31, 2012
Non-Group sales	59,077	133,439	22,675	23,025	18,821	257,037
Property, plant and equipment, intangible assets, net	6,017	23,349	20,082	32,983	26,011	108,442
Capital expenditures	2,041	5,660	4,045	9,346	8,383	29,475

6) Operating expenses

For the year ended December 31, (M$)	2014	2013	2012
Purchases, net of inventory variation(a)(b)	(152,975)	(160,849)	(162,908)
Exploration costs	(1,964)	(2,169)	(1,857)
Other operating expenses(c)	(28,349)	(28,764)	(29,273)
of which non-current operating liabilities (allowances) reversals	717	184	560
of which current operating liabilities (allowances) reversals	(147)	6	(65)
Operating expenses	(183,288)	(191,782)	(194,038)

(a)	Includes taxes paid on oil and gas production in the Upstream segment, namely royalties.
(b)	The Group values under / over lifting at market value.
(c)	Principally composed of production and administrative costs (see in particular the payroll costs as detailed in Note 26 to the Consolidated Financial Statements “Payroll and staff”). Also includes for 2012 an amount of $226 million for the exceptional contribution of 4% on the value of the oil stocks established by the second corrective finance act for 2012 in France. This exceptional contribution was due by every person, with the exception of the state, owning volumes of certain types of petroleum products situated in the territory of metropolitan France.

7)	Other income and other expense

For the year ended December 31, (M$)	2014	2013	2012
Gains on disposal of assets	2,085	1,991	1,715
Foreign exchange gains	216	9	34
Other	276	290	148
Other income	2,577	2,290	1,897
Losses on disposal of assets	(106)	(1,911)	—
Foreign exchange losses	—	—	—
Amortization of other intangible assets (excl. mineral interests)	(254)	(292)	(320)
Other	(594)	(597)	(858)
Other expense	(954)	(2,800)	(1,178)

Other income

In 2014, gains on disposal of assets mainly related to sales of assets in the Upstream segment in Angola and the United-States and to sales of interests, also in the Upstream segment in: the company GTT (GazTransport et Technigaz), the Shah Deniz field and the South Caucasus pipeline (see Note 3 to the Consolidated Financial Statements).

In 2013, gains on disposals were mainly related to the sale of Transport et Infrastructures Gaz France (TIGF) and the sales of interests in the Upstream segment: 25% interest in the Tempa Rossa field in Italy and all interests in Trinidad & Tobago (see Note 3 to the Consolidated Financial Statements).

In 2012, gains on disposal of assets were mainly related to the sale of the interest in Sanofi and to the sale of assets in the Upstream segment (sales in Colombia (see Note 3 to the Consolidated Financial Statements), Great Britain and Nigeria).

Other expense

In 2014, the loss on disposals is mainly related to the sale of CCP Composites to Polynt Group. The heading “Other” mainly consists of the impairment of shares and loans of non-consolidated subsidiaries for an amount of $88 million, $43 million of restructuring charges as well as $34 million for expenses relating to sales.

In 2013, the loss on disposals is mainly related to the sale to Suncor Energy Inc. of TOTAL’s 49% interest in the Voyageur upgrader project in Canada (see Note 3 to the Consolidated Financial Statements). The heading “Other” mainly consists of $281 million of restructuring charges in the Upstream, Refining & Chemicals and Marketing & Services segments.

In 2012, the heading “Other” was mainly comprised of a provision for the amount of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements).

8)	Other financial income and expense

As of December 31, (M$)	2014	2013	2012
Dividend income on non-consolidated subsidiaries	282	202	286
Capitalized financial expenses	348	343	319
Other	191	151	112
Other financial income	821	696	717
Accretion of asset retirement obligations	(543)	(584)	(520)
Other	(133)	(118)	(121)
Other financial expense	(676)	(702)	(641)

9) Income taxes

TOTAL S.A. is taxed in accordance with the common French tax regime.

Since August 2012, an additional tax to corporate income tax of 3% is due on dividends distributed by French companies or foreign organizations subject to corporate income tax in France. This tax is liable on amounts distributed, the payment of which was due from August 17th, 2012, the effective date of the law.

The impact of this additional tax for the Group is a charge of $222 million in 2014, $214 million in 2013 and of $154 million in 2012. This additional tax is not tax deductible.

In addition, no deferred tax is recognized for the temporary differences between the carrying amounts and tax bases of investments in foreign subsidiaries which are considered to be permanent investments. Undistributed earnings from foreign subsidiaries considered to be reinvested indefinitely amounted to $50,983 million as of December 31, 2014. The determination of the tax effect relating to such reinvested income is not practicable.

No deferred tax is recognized on unremitted earnings (approximately $39,244 million) of the Group’s French subsidiaries since the remittance of such earnings would be tax exempt for the subsidiaries in which the Company owns 95% or more of the outstanding shares.

Income taxes are detailed as follows:

For the year ended December 31, (M$)	2014	2013	2012
Current income taxes	(10,904)	(13,607)	(15,970)
Deferred income taxes	2,290	(1,160)	(777)
Total income taxes	(8,614)	(14,767)	(16,747)

Before netting deferred tax assets and liabilities by fiscal entity, the components of deferred tax balances are as follows:

As of December 31, (M$)	2014	2013	2012
Net operating losses and tax carry forwards	5,213	4,586	2,965
Employee benefits	1,770	1,641	2,089
Other temporary non-deductible provisions	6,258	5,992	5,011
Differences in depreciations	(18,129)	(20,948)	(18,582)
Other temporary tax deductions	(2,542)	(3,267)	(3,558)
Valuation allowance	(3,301)	(2,016)	(949)
Net deferred tax liability	(10,731)	(14,012)	(13,024)

Carried forward tax losses on net operating losses in the table above for $5,213 million as of December 31, 2014, includes notably France for $1,283 million, the United Kingdom for $1,128 million, Canada for $739 million and Belgium for $736 million.

The impairment of deferred tax assets in the table above for $3,301 million as of December 31, 2014, relates notably to Congo for an amount of $1,030 million, to France for an amount of $939 million and to Belgium for an amount of $415 million.

After netting deferred tax assets and liabilities by fiscal entity, deferred taxes are presented on the balance sheet as follows:

As of December 31, (M$)	2014	2013	2012
Deferred tax assets, non-current	4,079	3,838	2,982
Deferred tax liabilities, non-current	(14,810)	(17,850)	(16,006)
Net amount	(10,731)	(14,012)	(13,024)

The net deferred tax variation in the balance sheet is analyzed as follows:

As of December 31, (M$)	2014	2013	2012
Opening balance	(14,012)	(13,024)	(12,687)
Deferred tax on income	2,290	(1,160)	(777)
Deferred tax on shareholders’ equity(a)	562	(349)	547
Changes in scope of consolidation(b)	356	153	89
Currency translation adjustment	73	368	(196)
Closing balance	(10,731)	(14,012)	(13,024)

(a)	This amount includes mainly deferred taxes on actuarial gains and losses, current income taxes and deferred taxes for changes in fair value of listed securities classified as financial assets available for sale, as well as deferred taxes related to the cash flow hedge (see Note 17 to the Consolidated Financial Statements).
(b)	Changes in scope of consolidation include, as of December 31, 2014, the impact of reclassifications in assets classified as held for sale and liabilities directly associated with the assets classified as held for sale for $256 million.

Reconciliation between provision for income taxes and pre-tax income:

For the year ended December 31, (M$)	2014	2013	2012
Consolidated net income	4,250	11,521	13,836
Provision for income taxes	8,614	14,767	16,747
Pre-tax income	12,864	26,288	30,583
French statutory tax rate	38.00%	38.00%	36.10%
Theoretical tax charge	(4,888)	(9,989)	(11,040)
Difference between French and foreign income tax rates	(4,256)	(6,131)	(7,637)
Tax effect of equity in income (loss) of affiliates	1,012	1,298	933
Permanent differences	833	1,130	1,048
Adjustments on prior years income taxes	33	—	105
Adjustments on deferred tax related to changes in tax rates	(1)	3	(89)
Changes in valuation allowance of deferred tax assets	(1,347)	(1,078)	(67)
Net provision for income taxes	(8,614)	(14,767)	(16,747)

The difference between the French tax rate and the tax rates of foreign subsidiaries is mainly due to the taxation of profits made by the Group in countries where it conducts its exploration and production activities at higher tax rates than French tax rates.

The French statutory tax rate includes the standard corporate tax rate (33.33%) and additional applicable taxes that bring the overall tax rate to 38.00% in 2014 (versus 38.00% in 2013 and 36.10% in 2012).

Permanent differences are mainly due to impairment of goodwill and to dividends from non-consolidated companies as well as the specific taxation rules applicable to certain activities.

Net operating losses and carried forward tax credits

Deferred tax assets related to carried forward tax credits on net operating losses expire in the following years:

	2014		2013		2012
As of December 31, (M$)	Basis	Tax	Basis	Tax	Basis	Tax
2013	—	—	—	—	417	198
2014	—	—	491	236	329	153
2015	443	218	372	178	221	99
2016	306	151	226	105	34	11
2017(a)	623	229	565	185	4,206	1,282
2018(b)	424	143	4,435	1,332	—	—
2019 and after	3,313	899	—	—	—	—
Unlimited	9,906	3,573	7,593	2,550	4,022	1,222
Total	15,015	5,213	13,682	4,586	9,229	2,965

(a)	Net operating losses and carried forward tax credits in 2017 and after for 2012.
(b)	Net operating losses and carried forward tax credits in 2018 and after for 2013.

10) Intangible assets

As of December 31, 2014 (M$)	Cost	Amortization and impairment	Net
Goodwill	1,639	(1,020)	619
Proved mineral interests	12,215	(5,514)	6,701
Unproved mineral interests	10,673	(4,498)	6,175
Other intangible assets	4,387	(3,200)	1,187
Total intangible assets	28,914	(14,232)	14,682

As of December 31, 2013 (M$)	Cost	Amortization and impairment	Net
Goodwill	2,512	(1,263)	1,249
Proved mineral interests	12,309	(5,003)	7,306
Unproved mineral interests	10,430	(1,785)	8,645
Other intangible assets	4,978	(3,783)	1,195
Total intangible assets	30,229	(11,834)	18,395

As of December 31, 2012 (M$)	Cost	Amortization and impairment	Net
Goodwill	2,449	(1,275)	1,174
Proved mineral interests	11,614	(4,343)	7,271
Unproved mineral interests	8,465	(1,204)	7,261
Other intangible assets	4,714	(3,455)	1,259
Total intangible assets	27,242	(10,277)	16,965

Changes in net intangible assets are analyzed in the following table:

(M$)	Net amount as of January 1,	Acquisitions	Disposals	Amortization and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2014	18,395	1,000	(178)	(3,920)	(276)	(339)	14,682
2013	16,965	3,648	(388)	(1,527)	(10)	(293)	18,395
2012	16,062	3,169	(75)	(1,849)	122	(464)	16,965

In 2014, the heading “Amortization and impairment” includes the accounting impact of exceptional asset impairments for an amount of $3,177 million (see note 4D to the Consolidated Financial statements).

In 2014, the heading “Other” mainly includes mineral interests in Utica reclassified into acquisitions for $(524) million, the recognition of mineral interests in Papua New Guinea for $429 million, the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for $(561) million (see Note 34 to the Consolidated Financial Statements) and the reversal of the reclassification under IFRS 5 as at December 31, 2013 for $96 million corresponding to disposals.

In 2013, the heading “Other” mainly included mineral interests in Utica reclassified into acquisitions for $(604) million, the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for $(93) million (see Note 34 to the Consolidated Financial Statements) and the reversal of the reclassification under IFRS 5 as at December 31, 2012 for $331 million corresponding to disposals.

In 2012, the heading “Other” mainly included the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for $(428) million (see Note 34 to the Consolidated Financial Statements).

A summary of changes in the carrying amount of goodwill by business segment for the year ended December 31, 2014 is as follows:

(M$)	Net goodwill as of January 1, 2014	Increases	Impairments	Other	Net goodwill as of December 31, 2014
Upstream	4	—	—	(4)	—
Refining & Chemicals	1,123	—	—	(638)	485
Marketing & Services	88	34	(2)	(16)	104
Corporate	34	—	—	(4)	30
Total	1,249	34	(2)	(662)	619

11) Property, plant and equipment

As of December 31, 2014 (M$)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	139,294	(86,326)	52,968
Unproved properties	2,153	—	2,153
Work in progress	38,698	(1,574)	37,124
Subtotal	180,145	(87,900)	92,245
Other property, plant and equipment
Land	1,683	(613)	1,070
Machinery, plant and equipment (including transportation equipment)	30,966	(24,874)	6,092
Buildings	8,141	(5,291)	2,850
Work in progress	2,367	(324)	2,043
Other	8,673	(6,097)	2,576
Subtotal	51,830	(37,199)	14,631
Total property, plant and equipment	231,975	(125,099)	106,876

As of December 31, 2013 (M$)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	134,512	(83,423)	51,089
Unproved properties	1,432	—	1,432
Work in progress	34,668	(56)	34,612
Subtotal	170,612	(83,479)	87,133
Other property, plant and equipment
Land	1,846	(582)	1,264
Machinery, plant and equipment (including transportation equipment)	35,215	(26,903)	8,312
Buildings	9,050	(5,870)	3,180
Work in progress	2,318	(465)	1,853
Other	9,717	(6,979)	2,738
Subtotal	58,146	(40,799)	17,347
Total property, plant and equipment	228,758	(124,278)	104,480

As of December 31, 2012 (M$)	Cost	Depreciation and impairment	Net
Upstream properties
Proved properties	115,971	(76,303)	39,668
Unproved properties	302	—	302
Work in progress	35,155	(227)	34,928
Subtotal	151,428	(76,530)	74,898
Other property, plant and equipment
Land	1,787	(537)	1,250
Machinery, plant and equipment (including transportation equipment)	33,645	(25,673)	7,972
Buildings	8,562	(5,505)	3,057
Work in progress	2,285	(365)	1,920
Other	9,029	(6,649)	2,380
Subtotal	55,308	(38,729)	16,579
Total property, plant and equipment	206,736	(115,259)	91,477

Changes in net property, plant and equipment are analyzed in the following table:

(M$)	Net amount as of January 1,	Acquisitions	Disposals	Depreciation and impairment	Currency translation adjustment	Other	Net amount as of December 31,
2014	104,480	25,320	(2,211)	(16,939)	(4,438)	664	106,876
2013	91,477	26,100	(2,828)	(11,831)	(361)	1,923	104,480
2012	83,400	22,405	(813)	(11,617)	1,286	(3,184)	91,477

In 2014, the heading “Disposals” mainly includes the impact of sales in the Upstream segment (sale of block 15/06 in Angola and the Shah Deniz field in Azerbaijan).

In 2014, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for an amount of $4,802 million (see Note 4D to the Consolidated Financial Statements).

In 2014, the heading “Other” principally corresponds to the increase of the asset for site restitution for an amount of $1,366 million. It also includes $(466) million related to the reclassification of assets classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” primarily related to the sales of Total Coal South Africa and Bostik.

In 2013, the heading “Disposals” mainly includes the impact of sales of assets in the Upstream segment (sale of the Voyageur Upgrader project in Canada and the sale of TOTAL’s interests in the Tempa Rossa field in Italy).

In 2013, the heading “Depreciation and impairment” includes the impact of impairments of assets recognized for $1,043 million (see Note 4D to the Consolidated Financial Statements).

In 2013, the heading “Other” principally corresponds to the increase of the asset for site restitution for an amount of $2,748 million. It also includes $(538) million related to the reclassification of assets classified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” and $(206) million related to the sale of the fertilizing businesses in Europe.

In 2012, the heading “Disposals” mainly included the impact of sales of assets in the Upstream segment in Great Britain, Norway and Nigeria.

In 2012, the heading “Depreciation and impairment” included the impact of impairments of shale gas assets in the Barnett basin recognized for $1,457 million (see Note 4D to the Consolidated Financial Statements).

In 2012, the heading “Other” principally included the reclassification of assets in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations” for an amount of $3,844 million.

Property, plant and equipment presented above include the following amounts for facilities and equipment under finance leases that have been capitalized:

As of December 31, 2014 (M$)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	520	(443)	77
Buildings	72	(45)	27
Other	245	(29)	216
Total	837	(517)	320
As of December 31, 2013 (M$)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	519	(417)	102
Buildings	72	(35)	37
Other	263	(17)	246
Total	854	(469)	385
As of December 31, 2012 (M$)	Cost	Depreciation and impairment	Net
Machinery, plant and equipment	502	(378)	124
Buildings	69	(33)	36
Other	267	(3)	264
Total	838	(414)	424

12) Equity affiliates: investments and loans

The contribution of equity affiliates in the consolidated balance sheet, consolidated statement of income and consolidated statement of comprehensive income is presented below:

Equity value As of December 31, (M$)	2014	2013	2012
Total Associates	11,632	13,717	12,374
Total Joint ventures	3,016	3,146	2,665
Total	14,648	16,863	15,039
Loans	4,626	3,554	3,114
Total	19,274	20,417	18,153

Equity share in profit/(loss) As of December 31, (M$)	2014	2013	2012
Total Associates	2,786	3,238	2,520
Total Joint ventures	(124)	177	62
Total	2,662	3,415	2,582

Other comprehensive income As of December 31, (M$)	2014	2013	2012
Total Associates	(1,532)	(669)	134
Total Joint ventures	(6)	(136)	115
Total	(1,538)	(805)	249

In cases where the Group holds less than 20% of the voting rights in another entity, the determination of whether the Group exercises significant influence is also based on other facts and circumstances i.e. representation on the board of directors or an equivalent governing body of the entity, participation in policy-making processes, including participation in decisions relating to dividends or other distributions, significant transactions between the investor and the entity, exchange of management personnel, or provision of essential technical information.

Information (100% gross) relating to significant associates is as follows:

Upstream

	Novatek(a)			Liquefaction entities			PetroCedeño
(M$)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Non current assets	9,551	13,617	11,465	33,909	31,680	30,751	6,458	6,263	6,074
Current assets	1,648	2,829	1,652	9,007	7,684	7,480	10,033	5,059	4,499
Total Assets	11,199	16,446	13,117	42,916	39,364	38,231	16,491	11,322	10,573
Shareholder’s equity	7,135	10,683	9,289	25,090	23,256	20,919	5,597	5,581	5,578
Non current liabilities	3,352	4,934	2,718	10,876	11,474	12,686	274	186	208
Current liabilities	712	829	1,110	6,950	4,634	4,626	10,620	5,555	4,787
Total Liabilities	11,199	16,446	13,117	42,916	39,364	38,231	16,491	11,322	10,573
Revenue from sales	9,222	9,355	7,019	39,502	38,728	38,296	3,644	4,117	4,707
Net income	2,759	2,647	3,744	14,269	14,381	13,941	343	600	522
Other comprehensive income	(5,431)	(697)	372	—	—	—	—	—	—
% owned	18.24%	16.96%	15.34%				30.32%	30.32%	30.32%
Revaluation identifiable assets on equity afiliates	1,944	3,545	3,608	—	—	—	—	—	—
Equity value	3,245	5,357	5,034	4,130	3,625	3,049	1,697	1,692	1,692
Equity share in profit/(loss)	193	221	43	2,125	2,027	1,769	104	182	158
Equity other comprehensive income	(1,844)	(621)	143	200	(21)	(1)	—	—	—
Dividends paid to the Group	126	102	89	1,687	1,579	1,908	99	182	60

(a)	Information includes estimates at the date of Total’s financial statements.

Novatek, listed in Moscow and London, is the 2nd largest producer of natural gas in Russia. The Group share of Novatek’s market value amounted to $4,234 million as at December 31, 2014. Novatek is consolidated by the equity method. Total considers, in fact, that it exercises significant influence particularly via its representation on the board of directors of Novatek and its interest in the major project of Yamal LNG.

The Group’s interests in associates operating liquefaction plants are combined. The amounts include investments in; Nigeria LNG (15.00%), Angola LNG Ltd. (13.60%), Yemen LNG Co (39.62%), Qatargas (10.00%), Qatar Liquefied Gas Company Limited II – Train B (16.70%), Oman LNG (5.54%), Brass LNG (20.48%) and Abu Dhabi Gas Lc (5.00%).

PetroCedeño produces and upgrades extra-heavy crude oil in Venezuela.

Refining & Chemicals

	Saudi Aramco Total Refining & Petrochemicals			Qatar
(M$)	2014	2013	2012	2014	2013	2012
Non current assets	12,654	12,356	10,380	3,020	2,867	2,561
Current assets	1,250	1,331	98	1,385	1,277	1,086
Total Assets	13,904	13,687	10,478	4,405	4,144	3,647
Shareholder’s equity	1,672	1,485	623	2,930	2,629	2,271
Non current liabilities	9,584	10,441	9,253	409	481	905
Current liabilities	2,648	1,761	602	1,066	1,034	471
Total Liabilities	13,904	13,687	10,478	4,405	4,144	3,647
Revenue from sales	7,061	—	—	1,817	2,161	1,858
Net income	(113)	(89)	(99)	875	1,009	925
Other comprehensive income	—	—	—	—	—	3
% owned	37.50%	37.50%	37.50%
Revaluation identifiable assets on equity affiliates	—	—	—	—	—	—
Equity value	627	557	233	850	798	678
Equity share in profit/(loss)	(42)	(33)	(37)	312	346	301
Equity other comprehensive income	89	(35)	(3)	25	(8)	—
Dividends paid to the Group	—	—	—	261	224	114

Saudi Aramco Total Refining & Petrochemicals is an entity including a refinery in Jubail, Saudi Arabia, with a capacity of 400,000 barrels/day with integrated petrochemical units which commenced production in June 2014.

The Group’s interests in associates of the Refining & Chemicals segment, operating steam crackers and polyethylene lines in Qatar have been combined: Qatar Petrochemical Company Ltd. (20.00%) and Qatofin (49.09%).

The information (100% gross) relating to significant joint ventures is as follows:

	Liquefaction entities (Upstream)			Samsung Total Petrochemicals (Refining & Chemicals)
(M$)	2014	2013	2012	2014	2013	2012
Non current assets	23,326	12,569	4,521	3,754	3,785	2,668
Current assets excluding cash and cash equivalents	731	52	131	1,972	1,335	1,211
Cash and cash equivalents	516	359	189	149	157	119
Total Assets	24,573	12,980	4,841	5,875	5,277	3,998
Shareholder’s equity	1,198	862	1,193	2,323	2,336	2,000
Other non current liabilities	225	7	7	126	83	69
Non current financial debts	21,596	10,696	2,463	1,793	1,382	900
Other current liabilities	1,269	1,415	1,178	705	706	617
Current financial debts	285	—	—	928	770	412
Total Liabilities	24,573	12,980	4,841	5,875	5,277	3,998
Revenue from sales	5	7	—	8,366	7,188	6,429
Depreciation and amortization	(5)	—	—	(223)	(199)	(213)
Interest income	2	—	—	1	—	—
Interest expense	(1)	—	—	(45)	(21)	(33)
Income taxes	50	—	—	(114)	(98)	(75)
Net income	36	(93)	(81)	79	377	175
Other comprehensive income	—	(295)	58	(94)	47	152
% owned				50.00%	50.00%	50.00%
Revaluation identifiable assets on equity affiliates	874	978	774	—	—	—
Equity value	1,130	1,164	1,030	1,161	1,169	1,000
Equity share in profit/(loss)	10	(21)	(16)	40	189	87
Equity other comprehensive income	(26)	(137)	55	(24)	14	59
Dividends paid to the Group	—	—	—	—	45	76

The Group’s interests in joint ventures operating liquefaction plants have been combined. The amounts include investments in Yamal LNG in Russia (20.01% direct holding) and Ichthys LNG in Australia (30.00%).

Samsung Total Petrochemicals is a South Korean company that operates a petrochemical complex in Daesan, South Korea (condensate separator, steam cracker, styrene, paraxylene, polyolefins).

Off balance sheet commitments relating to joint ventures are disclosed in note 23 of the consolidated financial statements.

In Group share, the main aggregated financial items in equity consolidated affiliates which have not been presented individually are as follows:

	2014		2013		2012
As of December 31, (M$)	Associates	Joint ventures	Associates	Joint ventures	Associates	Joint ventures
Non Current assets	3,502	1,456	4,018	1,460	3,314	942
Current assets	1,478	1,283	1,498	1,521	1,223	1,320
Total Assets	4,980	2,739	5,516	2,981	4,537	2,262
Shareholder’s equity	1,083	725	1,688	813	1,689	634
Non current liabilities	2,348	877	2,227	1,050	1,725	694
Current liabilities	1,549	1,137	1,601	1,118	1,123	934
Total Liabilities	4,980	2,739	5,516	2,981	4,537	2,262

	2014		2013		2012
For the year ended December 31, (M$)	Associates	Joint ventures	Associates	Joint ventures	Associates	Joint ventures
Revenues from sales	4,124	4,473	3,910	5,512	3,834	5,054
Net income	95	(175)	495	9	287	(10)
Other comprehensive income	(2)	44	16	(13)	(4)	—
Equity value	1,083	725	1,688	813	1,689	634
Dividends paid to the Group	470	43	446	48	546	41

13) Other investments

The investments detailed below are classified as “Financial assets available for sale” (see Note 1 paragraph M(ii) to the Consolidated Financial Statements).

As of December 31, 2014 (M$)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	44	(4)	40
Other publicly traded equity securities	21	23	44
Total publicly traded equity securities(b)	65	19	84
BBPP	62	—	62
BTC Limited	132	—	132
Other equity securities	1,121	—	1,121
Total other equity securities(b)	1,315	—	1,315
Other investments	1,380	19	1,399

As of December 31, 2013 (M$)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	51	44	95
Olympia Energy Fund — energy investment fund	50	(10)	40
Other publicly traded equity securities	10	15	25
Total publicly traded equity securities(b)	111	49	160
BBPP	80	—	80
BTC Limited	144	—	144
Other equity securities	1,282	—	1,282
Total other equity securities(b)	1,506	—	1,506
Other investments	1,617	49	1,666

As of December 31, 2012 (M$)	Carrying amount	Unrealized gain (loss)	Balance sheet value
Areva(a)	50	13	63
Olympia Energy Fund — energy investment fund	50	(8)	42
Other publicly traded equity securities	6	10	16
Total publicly traded equity securities(b)	106	15	121
BBPP	80	—	80
Ocensa	110	—	110
BTC Limited	157	—	157
Other equity securities	1,103	—	1,103
Total other equity securities(b)	1,450	—	1,450
Other investments	1,556	15	1,571

(a)	Unrealized gain based on the investment certificate.
(b)	Including cumulative impairments of $856 million in 2014, $995 million in 2013 and $882 million in 2012.

14) Other non-current assets

As of December 31, 2014 (M$)	Gross value	Valuation allowance	Net value
Loans and advances(a)	3,998	(672)	3,326
Other	866	—	866
Total	4,864	(672)	4,192

As of December 31, 2013 (M$)	Gross value	Valuation allowance	Net value
Loans and advances(a)	4,073	(498)	3,575
Other	831	—	831
Total	4,904	(498)	4,406

As of December 31, 2012 (M$)	Gross value	Valuation allowance	Net value
Loans and advances(a)	3,421	(509)	2,912
Other	601	—	601
Total	4,022	(509)	3,513

(a)	Excluding loans to equity affiliates.

Changes in the valuation allowance on loans and advances are detailed as follows:

For the year ended December 31, (M$)	Valuation allowance as of January 1,	Increases	Decreases	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2014	(498)	(63)	102	(213)	(672)
2013	(509)	(21)	9	23	(498)
2012	(516)	(21)	23	5	(509)

15) Inventories

As of December 31, 2014 (M$)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	2,697	(188)	2,509
Refined products	5,922	(422)	5,500
Chemicals products	1,119	(85)	1,034
Trading inventories	2,950	—	2,950
Other inventories	3,903	(700)	3,203
Total	16,591	(1,395)	15,196

As of December 31, 2013 (M$)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,515	(25)	4,490
Refined products	8,868	(153)	8,715
Chemicals products	1,616	(108)	1,508
Trading inventories	4,401	—	4,401
Other inventories	3,719	(736)	2,983
Total	23,119	(1,022)	22,097

As of December 31, 2012 (M$)	Gross value	Valuation allowance	Net value
Crude oil and natural gas	4,016	(22)	3,994
Refined products	9,459	(114)	9,345
Chemicals products	1,900	(124)	1,776
Trading inventories	4,990	—	4,990
Other inventories	3,457	(608)	2,849
Total	23,822	(868)	22,954

Changes in the valuation allowance on inventories are as follows:

For the year ended December 31, (M$)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustment and other variations	Valuation allowance as of December 31,
2014	(1,022)	(495)	122	(1,395)
2013	(868)	(158)	4	(1,022)
2012	(736)	(123)	(9)	(868)

16) Accounts receivable and other current assets

As of December 31, 2014 (M$)	Gross value	Valuation allowance	Net value
Accounts receivable	16,306	(602)	15,704
Recoverable taxes	3,242	—	3,242
Other operating receivables	11,159	(367)	10,792
Prepaid expenses	1,609	—	1,609
Other current assets	59	—	59
Other current assets	16,069	(367)	15,702

As of December 31, 2013 (M$)	Gross value	Valuation allowance	Net value
Accounts receivable	24,165	(743)	23,422
Recoverable taxes	3,423	—	3,423
Other operating receivables	10,071	(154)	9,917
Prepaid expenses	1,482	—	1,482
Other current assets	70	—	70
Other current assets	15,046	(154)	14,892

As of December 31, 2012 (M$)	Gross value	Valuation allowance	Net value
Accounts receivable	25,962	(623)	25,339
Recoverable taxes	3,689	—	3,689
Other operating receivables	8,466	(340)	8,126
Prepaid expenses	1,432	—	1,432
Other current assets	60	—	60
Other current assets	13,647	(340)	13,307

Changes in the valuation allowance on “Accounts receivable” and “Other current assets” are as follows:

For the year ended December 31, (M$)	Valuation allowance as of January 1,	Increase (net)	Currency translation adjustments and other variations	Valuation allowance as of December 31,
Accounts receivable
2014	(743)	46	95	(602)
2013	(623)	(117)	(3)	(743)
2012	(625)	(72)	74	(623)
Other current assets
2014	(154)	(221)	8	(367)
2013	(340)	163	23	(154)
2012	(365)	33	(8)	(340)

As of December 31, 2014, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $3,049 million, of which $1,382 million was due in less than 90 days, $593 million was due between 90 days and 6 months, $226 million was due between 6 and 12 months and $848 million was due after 12 months.

As of December 31, 2013, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $3,812 million, of which $1,565 million was due in less than 90 days, $599 million was due between 90 days and 6 months, $754 million was due between 6 and 12 months and $894 million was due after 12 months.

As of December 31, 2012, the net portion of the overdue receivables included in “Accounts receivable” and “Other current assets” was $4,541 million, of which $2,672 million was due in less than 90 days, $896 million was due between 90 days and 6 months, $343 million was due between 6 and 12 months and $630 million was due after 12 months.

17) Shareholders’ equity

Number of TOTAL shares

The Company’s common shares, par value €2.50, as of December 31, 2014 are the only category of shares. Shares may be held in either bearer or registered form.

Double voting rights are granted to holders of shares that are fully-paid and held in the name of the same shareholder for at least two years, with due consideration for the total portion of the share capital represented. Double voting rights are also assigned to restricted shares in the event of an increase in share capital by incorporation of reserves, profits or premiums based on shares already held that are entitled to double voting rights.

Pursuant to the Company’s bylaws (Statutes), no shareholder may cast a vote at a shareholders’ meeting, either by himself or through an agent, representing more than 10% of the total voting rights for the Company’s shares. This limit applies to the aggregated amount of voting rights held directly, indirectly or through voting proxies. However, in the case of double voting rights, this limit may be extended to 20%.

These restrictions no longer apply if any individual or entity, acting alone or in concert, acquires at least two-thirds of the total share capital of the Company, directly or indirectly, following a public tender offer for all of the Company’s shares.

The authorized share capital amounts to 3,416,388,282 shares as of December 31, 2014 compared to 3,417,495,344 shares as of December 31, 2013 and 3,421,533,930 as of December 31, 2012. As of December 31, 2014 the share capital of TOTAL S.A. amounted to €5,963,168,812.50.

Variation of the share capital

As of December 31, 2011		2,363,767,313
Shares issued in connection with:	Capital increase as part of the global free share plan intended for the Group employees	1,366,950
	Exercise of TOTAL share subscription options	798,883
As of December 31, 2012		2,365,933,146
Shares issued in connection with:	Capital increase reserved for employees	10,802,215
	Exercise of TOTAL share subscription options	942,799
As of December 31, 2013		2,377,678,160
Shares issued in connection with:	Capital increase as part of the global free share plan intended for the Group employees	666,575
	Exercise of TOTAL share subscription options	6,922,790
As of December 31, 2014(a)		2,385,267,525

(a)	Including 109,361,413 treasury shares deducted from consolidated shareholders’ equity.

The variation of both weighted-average number of shares and weighted-average number of diluted shares respectively used in the calculation of earnings per share and fully-diluted earnings per share is detailed as follows:

	2014	2013	2012
Number of shares as of January 1,	2,377,678,160	2,365,933,146	2,363,767,313
Number of shares issued during the year (pro rated)
Exercise of TOTAL share subscription options	3,768,183	248,606	663,429
Exercise of TOTAL share purchase options	—	—	—
TOTAL performance shares	2,121,605	1,197,228	991,126
Global free TOTAL share plan(a)	333,637	227	683,868
Capital increase reserved for employees	—	7,201,477	—
TOTAL shares held by TOTAL S.A. or by its subsidiaries and deducted from shareholders’ equity	(111,042,073)	(110,230,889)	(110,304,173)
Weighted-average number of shares	2,272,859,512	2,264,349,795	2,255,801,563
Dilutive effect
TOTAL share subscription and purchase options	2,119,759	554,224	247,527
TOTAL performance shares	3,578,225	4,924,693	7,748,805
Global free TOTAL share plan(a)	353,054	852,057	1,703,554
Capital increase reserved for employees	2,093,601	862,889	1,134,296
Weighted-average number of diluted shares	2,281,004,151	2,271,543,658	2,266,635,745

(a)	The Board of Directors approved on May 21, 2010 the implementation and conditions of a global free share plan intended for the Group employees.

Capital increase reserved for Group employees

The Combined General Meeting of May 16, 2014, delegated to the Board of Directors in its fourteenth resolution, the authority to carry out, a capital increase, in one or more occasions within a maximum period of twenty-six months, reserved for employees belonging to an employee savings plan.

The Combined General Meeting of May 16, 2014, also delegated to the Board of Directors, in its fifteenth resolution, the powers necessary to accomplish a capital increase, in one or more occasions within a maximum period of eighteen months, with the objective of providing employees with their registered office located outside France with benefits comparable to those granted to the employees included in the fourteenth resolution of the Combined General Meeting of May 16, 2014.

Pursuant to these delegations, the Board of Directors, during its meeting on July 29, 2014, decided to proceed with a capital increase reserved for employees that included a classic offering and a leveraged offering depending on the employees’ choice, within the limit of 18 million shares with dividend rights as of January 1, 2014. All powers have been delegated to the Chief Executive Officer to determine the opening and closing of the subscription period and the subscription price. This capital increase, opened in 2014, is expected to be completed before the General Meeting of 2015.

The prior capital increase reserved for employees of the Group was decided by the Board of Directors on

September 18, 2012, under the terms of the authorization of the Combined General Meeting of May 11, 2012, and resulted in the subscription of 10,802,215 shares with a par value of €2.50 at a unit price of €30.70. The issuance of the shares was acknowledged on April 25, 2013.

Capital increase as part of a global free share plan intended for Group employees

The Combined General Meeting of May 16, 2008, delegated to the Board of Directors in its seventeenth resolution, the authority to grant, in one or more occasions within a maximum period of thirty-eight months, restricted shares to employees and executive officers of the Company or companies outside France affiliated with the Company, within a limit of 0.8% of the outstanding share capital of the Company as of the date of the decision of the Board of Directors to grant such shares.

Pursuant to this delegation, the Board of Directors, during its meeting on May 21, 2010, determined the terms of a global free share plan intended for Group employees and granted the Chairman and Chief Executive Officer all powers necessary to implement this plan.

As a result, and in accordance with the terms defined by the Board of Directors during its meeting on May 21, 2010, the Chairman and Chief Executive Officer noted:

•	on July 2, 2012, the issuance and the final allocation of 1,366,950 shares with a nominal value of €2.50 to the designated beneficiaries after the expiration of the two-year acquisition period; and

•	on July 1, 2014, the issuance and the final allocation of 666,575 shares with a nominal value of €2.50 after the expiration of the four-year acquisition period.

There are no additional shares that may be issued as part of this plan.

Share cancellation

The Group did not proceed with a reduction of capital by cancellation of shares held by the Company during the fiscal years 2012, 2013 and 2014.

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of December 31, 2014, TOTAL S.A. held 9,030,145 of its own shares, representing 0.38% of its share capital, detailed as follows:

•	8,946,930 shares allocated to TOTAL share grant plans for Group employees;

•	83,215 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

As of December 31, 2013, TOTAL S.A. holds 8,883,180 of its own shares, representing 0.37% of its share capital, detailed as follows:

•	8,764,020 shares allocated to TOTAL share grant plans for Group employees; and

•	119,160 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

As of December 31, 2012, TOTAL S.A. holds 8,060,371 of its own shares, representing 0.34% of its share capital, detailed as follows:

•	7,994,470 shares allocated to TOTAL share grant plans for Group employees; and

•	65,901 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of December 31, 2014, 2013 and 2012, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.21% of its share capital as of December 31, 2014, 4.22% of its share capital as of December 31, 2013 and 4.24% of its share capital as of December 31, 2012, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. paid on March 27, 2014, the third quarterly interim dividend of €0.59 per share for the fiscal year 2013 (the ex-dividend date was March 24, 2014). TOTAL S.A. also paid on June 5, 2014, the balance of the dividend of €0.61 per share for the 2013 fiscal year (the ex-dividend date was June 2, 2014).

In addition, TOTAL S.A. paid two quarterly interim dividends for the fiscal year 2014:

•

the first quarterly interim dividend of €0.61 per share for the fiscal year 2014, decided by the Board of Directors on April 29, 2014, was paid on September 26, 2014 (the ex-dividend date was September 23, 2014); and

•

the second quarterly interim dividend of €0.61 per share for the fiscal year 2014, decided by the Board of Directors on July 29, 2014, was paid on December 17, 2014 (the ex-dividend date was December 15, 2014).

The Board of Directors, during its October 28, 2014 meeting, decided to set the third quarterly interim dividend for the fiscal year 2014 at €0.61 per share. This interim dividend will be paid on March 25, 2015 (the ex-dividend date will be March 23, 2015).

A resolution will be submitted at the shareholders’ meeting on May 29, 2015 to pay a dividend of €2.44 per share for the 2014 fiscal year, i.e. a balance of €0.61 per share to be distributed. A resolution will also be submitted at the shareholders’ meeting on May 29, 2015, the option for shareholders to receive the fourth quarter dividend in shares or in cash. The payment of the dividend in cash or the delivery of shares in lieu of cash is set for July 1st 2015 (the ex-dividend date will be June 8, 2015). The number of shares issued in lieu of the cash dividend will be based on the dividend amount divided by a share price equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the shareholders meeting reduced by the amount of the dividend remainder.

Paid-in surplus

In accordance with French law, the paid-in surplus corresponds to premiums related to shares, contributions or mergers of the parent company which can be capitalized or used to offset losses if the legal reserve has reached its minimum required level. The amount of the paid-in surplus may also be distributed subject to taxation except in cases of a refund of shareholder contributions to.

As of December 31, 2014, paid-in surplus relating to TOTAL S.A. amounted to €28,319 million (€28,020 million as of December 31, 2013 and €27,684 million as of December 31, 2012).

Reserves

Under French law, 5% of net income must be transferred to the legal reserve until the legal reserve reaches 10% of the nominal value of the share capital. This reserve cannot be distributed to the shareholders other than upon liquidation but can be used to offset losses.

If wholly distributed, the unrestricted reserves of the parent company would be taxed for an approximate amount of $755 million as of December 31, 2014 ($754 million as of December 31, 2013 and $693 million as of December 31, 2012) with regards to additional corporation tax to be applied on regulatory reserves so that they become distributable.

Furthermore, the additional tax to corporate income tax of 3%, due on dividends distributed by French companies or foreign organizations subject to corporate income in France, established by the second corrective finance act for 2012 would be payable for an amount of $553 million ($538 million as of December 31, 2013 and $482 million as of December 31, 2012).

Other comprehensive income

Detail of other comprehensive income showing both items potentially reclassifiable and those not potentially reclassifiable from equity to net income is presented in the table below:

For the year ended December 31, (M$)	2014		2013		2012
Actuarial gains and loses		(1,526)		682		(1,171)
Tax effect		580		(287)		465
Currency translation adjustment generated by the parent company		(9,039)		3,129		1,324
Subtotal items not potentially reclassifiable to profit & loss		(9,985)		3,524		618
Currency translation adjustment		4,245		(1,925)		(397)
— Unrealized gain/(loss) of the period	4,413		(1,972)		(392)
— Less gain/(loss) included in net income	168		(47)		5
Available for sale financial assets		(29)		33		(435)
— Unrealized gain/(loss) of the period	(39)		33		80
— Less gain/(loss) included in net income	(10)		—		515
Cash flow hedge		97		156		83
— Unrealized gain/(loss) of the period	(198)		242		195
— Less gain/(loss) included in net income	(295)		86		112
Share of other comprehensive income of equity affiliates, net amount		(1,538)		(805)		249
Other		3		(12)		(18)
— Unrealized gain/(loss) of the period	3		(12)		(18)
— Less gain/(loss) included in net income	—		—		—
Tax effect		(18)		(62)		82
Subtotal items potentially reclassifiable to profit & loss		2,760		(2,615)		(436)
Total other comprehensive income, net amount		(7,225)		909		182

The currency translation adjustment by currency is detailed in the following table:

As of December 31, 2014 (M$)	Total	Euro	Pound sterling	Ruble	Other currencies
Currency translation adjustment generated by the parent company	(9,039)	(9,039)	—	—	—
Currency translation adjustment	4,245	5,474	(372)	(22)	(835)
Currency translation adjustment of equity affiliates	(1,521)	1,127	21	(2,586)	(83)
Total currency translation adjustment recognized in comprehensive income	(6,315)	(2,438)	(351)	(2,608)	(918)

As of December 31, 2013 (M$)	Total	Euro	Pound sterling	Ruble	Other currencies
Currency translation adjustment generated by the parent company	3,129	3,129	—	—	—
Currency translation adjustment	(1,925)	(1,632)	153	(2)	(444)
Currency translation adjustment of equity affiliates	(768)	(329)	(8)	(441)	10
Total currency translation adjustment recognized in comprehensive income	436	1,168	145	(443)	(434)

As of December 31, 2012 (M$)	Total	Euro	Pound sterling	Ruble	Other currencies
Currency translation adjustment generated by the parent company	1,324	1,324	—	—	—
Currency translation adjustment	(397)	(829)	254	—	178
Currency translation adjustment of equity affiliates	247	(127)	(15)	301	88
Total currency translation adjustment recognized in comprehensive income	1,174	368	239	301	266

Tax effects relating to each component of other comprehensive income are as follows:

	2014			2013			2012
For the year ended December 31, (M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(1,526)	580	(946)	682	(287)	395	(1,171)	465	(706)
Currency translation adjustment generated by the parent company	(9,039)		(9,039)	3,129		3,129	1,324		1,324
Subtotal items not potentially reclassifiable to profit & loss	(10,565)	580	(9,985)	3,811	(287)	3,524	153	465	618
Currency translation adjustment	4,245	—	4,245	(1,925)	—	(1,925)	(397)	—	(397)
Available for sale financial assets	(29)	15	(14)	33	(8)	25	(435)	115	(320)
Cash flow hedge	97	(33)	64	156	(54)	102	83	(33)	50
Share of other comprehensive income of equity affiliates, net amount	(1,538)	—	(1,538)	(805)	—	(805)	249	—	249
Other	3	—	3	(12)	—	(12)	(18)	—	(18)
Subtotal items potentially reclassifiable to profit & loss	2,778	(18)	2,760	(2,553)	(62)	(2,615)	(518)	82	(436)
Total other comprehensive income	(7,787)	562	(7,225)	1,258	(349)	909	(365)	547	182

Non-controlling interests

As of December 31, 2014, no subsidiary has non-controlling interests that would have a material effect on the Group financial statements.

18) Employee benefits obligations

Liabilities for employee benefits obligations consist of the following:

As of December 31, (M$)	2014	2013	2012
Pension benefits liabilities	3,751	3,095	3,656
Other benefits liabilities	757	788	927
Restructuring reserves (early retirement plans)	250	352	356
Total	4,758	4,235	4,939
Net liabilities relating to assets held for sale	208	—	12

Description of plans and risk management

The Group operates for the benefit of its current and former employees both defined benefit plans and defined contribution plans.

The Group recognized a charge of $157 million for defined contribution plans in 2014 ($129 million in 2013).

The Group’s main defined benefit pension plans are located in France, the United Kingdom, the United States, Belgium and Germany. Their main characteristics, depending on the country-specific regulatory environment, are the following:

•	the benefits are usually based on the final salary and seniority;

•	they are usually funded (pension fund or insurer);

•	they are usually closed to new employees who benefit from defined contribution pension plans; and

•	they are paid in annuity or in lump sum.

The pension benefits include also termination indemnities and early retirement benefits. The other benefits are employer contributions to post-employment medical care.

In order to manage the inherent risks, the Group has implemented a dedicated governance framework to ensure the supervision of the different plans. These governance rules provide for:

•	the Group’s representation in key governance bodies or monitoring committees;

•	the principles of the funding policy;

•

the general investment policy, including for most plans the establishment of a monitoring committee to define and follow the investment strategy and performance and to ensure the principles in respect of investment allocation are respected;

•	a procedure to approve the establishment of new plans or the amendment of existing plans;

•	principles of administration, communication and reporting.

Change in benefit obligations and plan assets

The fair value of the defined benefit obligation and plan assets in the Consolidated Financial Statements is detailed as follows:

	Pension benefits			Other benefits
As of December 31, (M$)	2014	2013	2012	2014	2013	2012
Change in benefit obligation
Benefit obligation at beginning of year	14,310	14,372	12,061	788	927	813
Current service cost	281	290	231	16	21	18
Interest cost	560	515	551	31	31	37
Past service cost	(84)	12	262	(4)	(68)	10
Settlements	1	(90)	—	—	(1)	—
Plan participants’ contributions	11	10	12	—	—	—
Benefits paid	(694)	(717)	(705)	(38)	(45)	(47)
Actuarial losses (gains)	1,281	(362)	1,563	127	(92)	75
Foreign currency translation and other	(1,369)	280	397	(75)	15	21
Benefit obligation at year-end	14,297	14,310	14,372	845	788	927
Of which plans entirely or partially funded	13,448	13,283	13,086	—	—	—
Of which plans not funded	849	1,027	1,286	845	788	927
Change in fair value of plan assets
Fair value of plan assets at beginning of year	(11,293)	(10,750)	(9,094)	—	—	—
Interest income	(463)	(408)	(435)	—	—	—
Actuarial losses (gains)	111	(249)	(470)	—	—	—
Settlements	—	91	—	—	—	—
Plan participants’ contributions	(11)	(10)	(12)	—	—	—
Employer contributions	(384)	(298)	(1,011)	—	—	—
Benefits paid	563	602	580	—	—	—
Foreign currency translation and other	979	(271)	(308)	—	—	—
Fair value of plan assets at year-end	(10,498)	(11,293)	(10,750)	—	—	—
Unfunded status	3,799	3,017	3,622	845	788	927
Asset ceiling	34	29	20	—	—	—
Net recognized amount	3,833	3,046	3,642	845	788	927
Pension benefits and other benefits liabilities	3,751	3,095	3,656	757	788	927
Other non-current assets	(38)	(49)	(26)	—	—	—
Net benefit liabilities relating to assets held for sale	120	—	12	88	—	—

The amounts recognized in the consolidated income statement and the consolidated statement of comprehensive income for defined benefit plans are detailed as follows:

	Pension benefits			Other benefits
For the year ended December 31, (M$)	2014	2013	2012	2014	2013	2012
Current service cost	281	290	231	16	21	18
Past service cost	(84)	12	262	(4)	(68)	10
Settlements	1	1	—	—	(1)	—
Net interest cost	97	107	116	31	31	37
Benefit amounts recognized on Profit & Loss	295	410	609	43	(17)	65
— Actuarial (Gains) Losses
* Effect of changes in demographic assumptions	178	5	41	18	(9)	(1)
* Effect of changes in financial assumptions	1,295	(299)	1,323	129	(68)	86
* Effect of experience adjustments	(192)	(68)	199	(20)	(15)	(10)
* Actual return on plan assets (excluding interest income)	111	(249)	(470)	—	—	—
— Effect of asset ceiling	7	21	3	—	—	—
Benefit amounts recognized on Equity	1,399	(590)	1,096	127	(92)	75
Total benefit amounts recognized on other comprehensive income	1,694	(180)	1,705	170	(109)	140

The past service cost recognized in 2012 for $262 million is mainly due to the amendment of certain French plans.

Expected future cash out flow

The average duration of accrued benefits is approximately 15 years for defined pension benefits and 18 years for other benefits. The Group expects to pay contributions of $212 million in respect of funded pension plans in 2015.

Estimated future benefits either financed from plan assets or directly paid by the employer are detailed as follows:

Estimated future payments (M$)	Pension benefits	Other benefits
2015	768	34
2016	759	35
2017	967	35
2018	747	35
2019	792	36
2020-2024	4,202	181

Type of assets

Asset allocation	Pension benefits
As of December 31,	2014	2013	2012
Equity securities	29%	30%	29%
Debt securities	43%	64%	64%
Monetary	3%	2%	3%
Annuity contracts	21%	—	—
Real estate	4%	4%	4%

Investments on equity and debt markets are quoted on active markets.

An annuity purchase transaction (buy-in) was completed during 2014 to cover the risks for part of the beneficiaries population in the United Kingdom. This investment resulted in an actuarial loss of $(471) million recognized in other comprehensive income.

Main actuarial assumptions and sensitivity analysis

Assumptions used to determine benefits obligations		Pension benefits			Other benefits
As of December 31,		2014	2013	2012	2014	2013	2012
Discount rate (weighted average for all regions)		3.06%	4.14%	3.79%	3.12%	4.14%	3.82%
	Of which Euro zone	1.95%	3.40%	3.20%	2.22%	3.44%	3.19%
	Of which United States	4.00%	4.74%	4.00%	4.00%	4.71%	4.00%
	Of which United Kingdom	3.75%	4.50%	4.25%	—	—	—
Inflation rate (weighted average for all regions)		2.44%	2.67%	2.24%	—	—	—
	Of which Euro zone	1.75%	2.00%	2.00%	—	—	—
	Of which United Kingdom	3.25%	3.50%	2.75%	—	—	—

The discount rate retained is determined by reference to the high quality rates for AA-rated corporate bonds for a duration equivalent to that of the obligations. It derives from a benchmark per monetary area of different market data at the closing date.

A 0.5% increase or decrease in discount rates – all other things being equal – would have the following approximate impact on the benefit obligation:

(M$)	0.5% increase	0.5% decrease
Benefit obligation as of December 31, 2014	(1,031)	1,167

A 0.5% increase or decrease in inflation rates – all other things being equal—would have the following approximate impact on the benefit obligation:

(M$)	0.5% increase	0.5% decrease
Benefit obligation as of December 31, 2014	718	(636)

19) Provisions and other non-current liabilities

As of December 31, (M$)	2014	2013	2012
Litigations and accrued penalty claims	1,040	862	1,227
Provisions for environmental contingencies	994	1,160	733
Asset retirement obligations	13,121	12,808	10,059
Other non-current provisions	1,528	1,522	1,357
Other non-current liabilities	862	1,165	1,909
Total	17,545	17,517	15,285

In 2014, litigation reserves mainly include a provision of $1,040 million of which $861 million is in the Upstream, notably in Angola and Nigeria.

In 2014, other non-current provisions mainly include:

•	Provisions related to sales of activities in the Refining & Chemicals and Marketing & Services segments for $241 million as of December 31, 2014;

•	Provisions for financial risks related to non-consolidated and equity consolidated affiliates for $228 million as of December 31, 2014; and

•	The contingency reserve regarding guarantees granted in relation to solar panels of SunPower for $155 million as of December 31, 2014.

In 2014, other non-current liabilities mainly include debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading is mainly composed of a $32 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play.

In 2013, litigation reserves mainly included a provision of $862 million of which $698 million is in the Upstream, notably in Angola and Nigeria.

In 2013, other non-current provisions mainly included:

•	Provisions related to restructuring activities in the Refining & Chemicals and Marketing & Services segments for $275 million as of December 31, 2013;

•	Provisions for financial risks related to non-consolidated and equity consolidated affiliates for $238 million as of December 31, 2013; and

•	The contingency reserve regarding guarantees granted in relation to solar panels of SunPower for $149 million as of December 31, 2013.

In 2013, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading was mainly composed of a $127 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play.

In 2012, litigation reserves mainly included a provision of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements). It also included a provision covering risks concerning antitrust investigations related to Arkema for an amount of $22 million as of December 31, 2012.

In 2012, other non-current provisions mainly included:

•	Provisions related to restructuring activities in the Refining & Chemicals and Marketing & Services segments for $259 million as of December 31, 2012;
•	Provisions for financial risks related to non-consolidated and equity consolidated affiliates for $193 million as of December 31, 2012; and

•	The contingency reserve regarding to guarantees granted in relation to solar panels of SunPower for $117 million as of December 31, 2012.

In 2012, other non-current liabilities mainly included debts (whose maturity is more than one year) related to fixed assets acquisitions. This heading was mainly composed of a $973 million debt related to the acquisition of an interest in the liquids-rich area of the Utica shale play.

Other risks and commitments that give rise to contingent liabilities are described in note 32 to the Consolidated Financial Statements.

Changes in provisions and other non-current liabilities

Changes in provisions and other non-current liabilities are as follows:

(M$)	As of January 1,	Allowances	Reversals	Currency translation adjustment	Other	As of December 31,
2014	17,517	1,463	(1,029)	(1,228)	822	17,545
2013	15,285	1,738	(1,347)	(64)	1,905	17,517
2012	14,114	1,564	(1,140)	363	384	15,285

Allowances

In 2014, allowances for the period ($1,463 million) mainly includes:

•	Asset retirement obligations for $543 million (accretion);

•	Environmental contingencies for $69 million in the Marketing & Services and Refining & Chemicals segments;

•	Provisions related to restructuring of activities for $38 million.

In 2013, allowances for the period ($1,738 million) mainly included:

•	Asset retirement obligations for $584 million (accretion);

•	Environmental contingencies for $475 million in the Marketing & Services and Refining & Chemicals segments, of which $361 million is related to the Carling site in France;

•	Provisions related to restructuring of activities for $155 million.

In 2012, allowances of the period ($1,564 million) mainly included:

•	Asset retirement obligations for $520 million (accretion);

•	Environmental contingencies for $95 million in the Marketing & Services and Refining & Chemicals segments;

•	Provisions related to restructuring of activities for $95 million.

•

A provision of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements).

Reversals

In 2014, reversals of the period ($1,029 million) are mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for $440 million;

•	Environmental contingencies written back for $98 million;

•	Provisions for restructuring and social plans written back for $80 million.

In 2013, reversals of the period ($1,347 million) were mainly related to the following incurred expenses:

•

A provision of $398 million in relation to a transaction in progress with the United States Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States (see Note 32 to the Consolidated Financial Statements).

•	Provisions for asset retirement obligations for $381 million;

•	Environmental contingencies written back for $99 million;
•	Provisions for restructuring and social plans written back for $100 million.

In 2012, reversals of the period ($1,140 million) were mainly related to the following incurred expenses:

•	Provisions for asset retirement obligations for $403 million;

•	Environmental contingencies written back for $140 million;

•	The contingency reserve related to the Buncefield depot explosion (civil liability), written back for $104 million; and

•	Provisions for restructuring and social plans written back for $142 million.

Changes in the asset retirement obligation

Changes in the asset retirement obligation are as follows:

(M$)	As of January 1,	Accretion	Revision in estimates	New obligations	Spending on existing obligations	Currency translation adjustment	Other	As of December 31,
2014	12,808	543	1,007	359	(440)	(902)	(254)	13,121
2013	10,059	584	2,196	552	(381)	(156)	(46)	12,808
2012	8,907	520	236	149	(403)	307	343	10,059

In 2014 the heading “Revision in estimates” includes additional provisions in respect of asset restitution costs.

In 2013 the heading “Revision in estimates” included additional provisions in respect of asset restitution costs and the impact of the revision of the discount rate.

In 2012 the heading “Other” included a $495 million increase in provisions to cover the costs of abandonment of wells in the Elgin-Franklin field (Great Britain) that will not return to production, and a $235 million increase in provisions for the restoration of the Lacq site in France on which activities are going to be stopped. These amounts are partially offset by sales of assets notably in Great Britain and Norway that have been reclassified in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

20) Financial debt and related financial instruments

A)	Non-current financial debt and related financial instruments

As of December 31, 2014 (M$) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	798	44,683	45,481
of which hedging instruments of non-current financial debt (liabilities)	—	944	944
Hedging instruments of non-current financial debt (assets)(a)	—	(1,319)	(1,319)
Non-current financial debt – net of hedging instruments	798	43,364	44,162
Bonds after fair value hedge	—	36,558	36,558
Fixed rate bonds and bonds after cash flow hedge	—	6,155	6,155
Bank and other, floating rate	265	395	660
Bank and other, fixed rate	215	256	471
Financial lease obligations	318	—	318
Non-current financial debt – net of hedging instruments	798	43,364	44,162

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2013 (M$) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	717	33,857	34,574
of which hedging instruments of non-current financial debt (liabilities)	—	325	325
Hedging instruments of non-current financial debt (assets)(a)	—	(1,418)	(1,418)
Non-current financial debt — net of hedging instruments	717	32,439	33,156
Bonds after fair value hedge	—	25,965	25,965
Fixed rate bonds and bonds after cash flow hedge	—	6,079	6,079
Bank and other, floating rate	173	247	420
Bank and other, fixed rate	158	148	306
Financial lease obligations	386	—	386
Non-current financial debt — net of hedging instruments	717	32,439	33,156

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

As of December 31, 2012 (M$) (Assets) / Liabilities	Secured	Unsecured	Total
Non-current financial debt	941	28,451	29,392
of which hedging instruments of non-current financial debt (liabilities)	—	14	14
Hedging instruments of non-current financial debt (assets)(a)	—	(2,145)	(2,145)
Non-current financial debt — net of hedging instruments	941	26,306	27,247
Bonds after fair value hedge	—	20,095	20,095
Fixed rate bonds and bonds after cash flow hedge	—	5,943	5,943
Bank and other, floating rate	404	38	442
Bank and other, fixed rate	107	221	328
Financial lease obligations	430	9	439
Non-current financial debt — net of hedging instruments	941	26,306	27,247

(a)	See the description of these hedging instruments in Notes 1 paragraph M(iii) “Long-term financing”, 28 and 29 to the Consolidated Financial Statements.

The fair value of bonds, as of December 31, 2014, after taking into account currency and interest rates swaps, is detailed as follows:

Bonds after fair value hedge (M$)	Currency of issuance	Fair value after hedging as of December 31, 2014	Fair value after hedging as of December 31, 2013	Fair value after hedging as of December 31, 2012	Range of maturities	Range of initial rate before hedging instruments
Bond	FRF	—	—	168	2013	5.000%
Bond	USD	16,385	12,733	8,833	2013 to 2024	0.750% to 5.750%
Bond	USD	2,385	2,553	1,728	2013 to 2020	USLIBOR 3 month + 0.03% to USLIBOR 3 month + 0.75%
Bond	CHF	2,161	2,234	2,863	2013 to 2024	1.010% to 3.135%
Bond	NZD	251	138	137	2014 to 2020	4.750% to 6.750%
Bond	AUD	1,689	1,309	1,457	2013 to 2021	3.750% to 7.500%
Bond	EUR	12,127	7,956	6,613	2013 to 2044	1.125% to 4.875%
Bond	EUR	1,638	390	—	2020	EURIBOR 3 month + 0.30% to EURIBOR 3 month + 0.31%
Bond	CAD	288	339	244	2014 to 2020	2.000% to 2.500%
Bond	GBP	1,662	1,241	1,899	2013 to 2020	2.250% to 5.500%
Bond	GBP	468	—	—	2019	GBLIB3M + 0.30%
Bond	JPY	—	110	106	2014	1.505% to 1.723%
Bond	JPY	—	—	197	2013	EURIBOR 6 month + 0.008%
Bond	NOK	566	565	462	2016 to 2018	2.250% to 4.000%
Bond	HKD	213	150	144	2014 to 2025	2.920% to 4.180%
Bond	SEK	95	94	91	2016	3.625%
Current portion (less than one year)		(4,068)	(4,545)	(5,545)
Total Principal Financing Entities (a)+(b)+(c)		35,860	25,267	19,397
Other Consolidated Subsidiaries		698	698	698
Total bonds after fair value hedge		36,558	25,965	20,095

Bonds after cash flow hedge and fixed rate bonds (M$)	Currency of issuance	Fair value after hedging as of December 31, 2014	Fair value after hedging as of December 31, 2013	Fair value after hedging as of December 31, 2012	Range of maturities	Range of initial rate before hedging instruments
Bond	EUR	1,986	2,007	2,147	2019 to 2024	4.875% to 5.125%
Bond	USD	3,750	3,749	3,250	2020 to 2023	2.750% to 4.450%
Bond	CNY	172	177	—	2018	3.750%
Current portion (less than one year)		—	—	—
Total Principal Financing Entities (a)+(b)+(c)		5,908	5,933	5,397
Other Consolidated Subsidiaries		247	146	546
Total bonds after cash flow hedge and fixed rate bonds		6,155	6,079	5,943

All debt securities issued through the following subsidiaries are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due:

(a)	TOTAL CAPITAL is a wholly-owned indirect subsidiary of TOTAL S.A. (with the exception of one share held by each member of its Board of Directors). It acts as a financing vehicle for the Group.
(b)	TOTAL CAPITAL CANADA Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada.
(c)	TOTAL CAPITAL INTERNATIONAL is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the Group.

Loan repayment schedule (excluding current portion)

As of December 31, 2014 (M$)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt – net of hedging instruments	%
2016	4,987	73	(194)	4,793	11%
2017	4,689	132	(142)	4,547	10%
2018	4,784	108	(333)	4,451	10%
2019	4,973	62	(208)	4,765	11%
2020 and beyond	26,048	569	(442)	25,606	58%
Total	45,481	944	(1,319)	44,162	100%

As of December 31, 2013 (M$)	Non-current financial debt	of which hedging instruments of non-current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt – net of hedging instruments	%
2015	4,999	4	(352)	4,647	14%
2016	4,745	26	(217)	4,528	14%
2017	4,267	77	(108)	4,159	12%
2018	4,670	51	(309)	4,361	13%
2019 and beyond	15,893	167	(432)	15,461	47%
Total	34,574	325	(1,418)	33,156	100%

As of December 31, 2012 (M$)	Non-current financial debt	of which hedging instruments of non- current financial debt (liabilities)	Hedging instruments of non-current financial debt (assets)	Non-current financial debt – net of hedging instruments	%
2014	5,493	1	(437)	5,056	19%
2015	5,150	10	(578)	4,572	17%
2016	3,081	—	(277)	2,804	10%
2017	4,321	—	(197)	4,124	15%
2018 and beyond	11,347	3	(656)	10,691	39%
Total	29,392	14	(2,145)	27,247	100%

Analysis by currency and interest rate

These analyses take into account interest rate and foreign currency swaps to hedge non-current financial debt.

As of December 31, (M$)	2014	%	2013	%	2012	%
U.S. Dollar	41,369	94%	27,908	84%	18,060	66%
Euro	2,428	5%	4,885	15%	7,445	27%
Other currencies	365	1%	363	1%	1,742	7%
Total	44,162	100%	33,156	100%	27,247	100%

As of December 31, (M$)	2014	%	2013	%	2012	%
Fixed rate	6,944	16%	6,771	20%	6,710	25%
Floating rate	37,218	84%	26,385	80%	20,537	75%
Total	44,162	100%	33,156	100%	27,247	100%

B)	Current financial assets and liabilities

Current borrowings consist mainly of commercial paper or treasury bills or drawings on bank loans. These instruments bear interest at rates that are close to market rates.

As of December 31, (M$)	2014	2013	2012
(Assets) / Liabilities
Current financial debt(a)	6,164	5,780	8,434
Current portion of non-current financial debt	4,778	5,413	6,101
Current borrowings (note 28)	10,942	11,193	14,535
Current portion of hedging instruments of debt (liabilities)	133	314	111
Other current financial instruments (liabilities)	47	67	121
Other current financial liabilities (note 28)	180	381	232
Current deposits beyond three months	(469)	(161)	(1,442)
Current portion of hedging instruments of debt (assets)	(460)	(469)	(568)
Other current financial instruments (assets)	(364)	(109)	(51)
Current financial assets (note 28)	(1,293)	(739)	(2,061)
Current borrowings and related financial assets and liabilities, net	9,829	10,835	12,706

(a)	As of December 31, 2014, December 31, 2013 and December 31, 2012, the current financial debt includes a commercial paper program in Total Capital Canada Ltd. Total Capital Canada Ltd. is a wholly-owned direct subsidiary of TOTAL S.A. It acts as a financing vehicle for the activities of the Group in Canada. Its debt securities are fully and unconditionally guaranteed by TOTAL S.A. as to payment of principal, premium, if any, interest and any other amounts due.

C)	Net-debt-to-equity ratio

For its internal and external communication needs, the Group calculates a debt ratio by dividing its net financial debt by equity. Adjusted shareholders’ equity for the year ended December 31, 2014 is calculated after payment of a dividend of €2.44 per share, subject to approval by the shareholders’ meeting on May 29, 2015.

The net-debt-to-equity ratio is calculated as follows:

As of December 31, (M$)	2014	2013	2012
(Assets) / Liabilities
Current borrowings	10,942	11,193	14,535
Other current financial liabilities	180	381	232
Current financial assets	(1,293)	(739)	(2,061)
Net financial assets and liabilities held for sale or exchange	(56)	(179)	997
Non-current financial debt	45,481	34,574	29,392
Hedging instruments on non-current financial debt	(1,319)	(1,418)	(2,145)
Cash and cash equivalents	(25,181)	(20,200)	(20,409)
Net financial debt	28,754	23,612	20,541
Shareholders’ equity — Group share	90,330	100,241	93,969
Distribution of the income based on existing shares at the closing date	(1,686)	(1,908)	(1,757)
Non-controlling interests	3,201	3,138	1,689
Adjusted shareholders’ equity	91,845	101,471	93,901
Net-debt-to-equity ratio	31.3%	23.3%	21.9%

21) Other creditors and accrued liabilities

As of December 31, (M$)	2014	2013	2012
Accruals and deferred income	469	299	316
Payable to States (including taxes and duties)	6,894	8,885	9,727
Payroll	1,343	1,573	1,489
Other operating liabilities	7,935	8,191	7,784
Total	16,641	18,948	19,316

As of December 31, 2014, the heading “Other operating liabilities” includes mainly the third quarterly interim dividend for the fiscal year 2014 for $1,718 million. This interim dividend will be paid in March 2015.

As of December 31, 2013, the heading “Other operating liabilities” includes mainly the third quarterly interim dividend for the fiscal year 2013 for $1,877 million. This interim dividend was paid in March 2014.

As of December 31, 2012, the heading “Other operating liabilities” includes mainly the third quarterly interim dividend for the fiscal year 2012 for $1,755 million. This interim dividend was paid on March 2013.

22) Lease contracts

The Group leases real estate, retail stations, ships, and other equipment (see Note 11 to the Consolidated Financial Statements).

The future minimum lease payments on operating and finance leases to which the Group is committed are as follows:

For the year ended December 31, 2014 (M$)	Operating leases	Finance leases
2015	1,218	61
2016	978	58
2017	768	19
2018	590	19
2019	391	19
2020 and beyond	1,675	260
Total minimum payments	5,620	436
Less financial expenses		(78)
Nominal value of contracts		358
Less current portion of finance lease contracts		(40)
Outstanding liability of finance lease contracts		318

For the year ended December 31, 2013 (M$)	Operating leases	Finance leases
2014	1,113	72
2015	906	70
2016	827	66
2017	633	23
2018	498	23
2019 and beyond	1,619	285
Total minimum payments	5,596	539
Less financial expenses		(113)
Nominal value of contracts		426
Less current portion of finance lease contracts		(40)
Outstanding liability of finance lease contracts		386

For the year ended December 31, 2012 (M$)	Operating leases	Finance leases
2013	1,030	73
2014	751	71
2015	678	70
2016	582	67
2017	445	25
2018 and beyond	1,281	311
Total minimum payments	4,767	617
Less financial expenses		(142)
Nominal value of contracts		475
Less current portion of finance lease contracts		(36)
Outstanding liability of finance lease contracts		439

Net rental expense incurred under operating leases for the year ended December 31, 2014 is $1,091 million (against $1,126 million in 2013 and $1,002 million in 2012).

23) Commitments and contingencies

	Maturity and installments
As of December 31, 2014 (M$)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (note 20)	43,844	—	18,458	25,386
Current portion of non-current debt obligations net of hedging instruments (note 20)	4,411	4,411	—	—
Finance lease obligations (note 22)	358	40	98	220
Asset retirement obligations (note 19)	13,121	651	2,430	10,040
Contractual obligations recorded in the balance sheet	61,734	5,102	20,986	35,646
Operating lease obligations (note 22)	5,620	1,218	2,727	1,675
Purchase obligations	160,837	19,987	33,908	106,942
Contractual obligations not recorded in the balance sheet	166,457	21,205	36,635	108,617
Total of contractual obligations	228,191	26,307	57,621	144,263
Guarantees given for excise taxes	2,382	1,855	91	436
Guarantees given against borrowings	10,192	140	3,784	6,268
Indemnities related to sales of businesses	396	121	110	165
Guarantees of current liabilities	635	144	165	326
Guarantees to customers / suppliers	5,599	2,564	168	2,867
Letters of credit	1,552	1,138	3	411
Other operating commitments	4,762	1,455	2,700	607
Total of other commitments given	25,518	7,417	7,021	11,080
Mortgages and liens received	418	17	4	397
Sales obligations	110,949	9,287	33,629	68,033
Other commitments received	7,081	3,321	1,388	2,372
Total of commitments received	118,448	12,625	35,021	70,802
Of which commitments given relating to joint ventures	57,439	298	1,915	55,226

	Maturity and installments
As of December 31, 2013 (M$)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (note 20)	32,770	—	17,545	15,225
Current portion of non-current debt obligations net of hedging instruments (note 20)	5,218	5,218	—	—
Finance lease obligations (note 22)	426	40	150	236
Asset retirement obligations (note 19)	12,808	735	2,368	9,705
Contractual obligations recorded in the balance sheet	51,222	5,993	20,063	25,166
Operating lease obligations (note 22)	5,596	1,113	2,864	1,619
Purchase obligations	118,982	20,060	34,013	64,909
Contractual obligations not recorded in the balance sheet	124,578	21,173	36,877	66,528
Total of contractual obligations	175,800	27,166	56,940	91,694
Guarantees given for excise taxes	2,444	2,048	102	294
Guarantees given against borrowings	8,276	110	3,706	4,460
Indemnities related to sales of businesses	320	7	135	178
Guarantees of current liabilities	724	123	233	368
Guarantees to customers / suppliers	4,865	2,120	190	2,555
Letters of credit	2,360	1,863	225	272
Other operating commitments	4,197	1,364	960	1,873
Total of other commitments given	23,186	7,635	5,551	10,000
Mortgages and liens received	389	21	1	367
Sales obligations	135,463	10,515	38,702	86,246
Other commitments received	8,193	4,428	1,750	2,015
Total of commitments received	144,045	14,964	40,453	88,628
Of which commitments given relating to joint ventures	11,151	98	553	10,500

	Maturity and installments
As of December 31, 2012 (M$)	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non-current debt obligations net of hedging instruments (note 20)	26,808	—	16,368	10,440
Current portion of non-current debt obligations net of hedging instruments (note 20)	5,608	5,608	—	—
Finance lease obligations (note 22)	475	36	188	251
Asset retirement obligations (note 19)	10,059	537	1,885	7,637
Contractual obligations recorded in the balance sheet	42,950	6,181	18,441	18,328
Operating lease obligations (note 22)	4,767	1,031	2,455	1,281
Purchase obligations	109,799	15,839	27,824	66,136
Contractual obligations not recorded in the balance sheet	114,566	16,870	30,279	67,417
Total of contractual obligations	157,516	23,051	48,720	85,745
Guarantees given for excise taxes	2,210	1,988	93	129
Guarantees given against borrowings	5,214	154	3,556	1,504
Indemnities related to sales of businesses	255	5	65	185
Guarantees of current liabilities	532	175	139	218
Guarantees to customers / suppliers	4,731	2,615	149	1,967
Letters of credit	3,032	2,355	333	344
Other operating commitments	3,508	993	926	1,589
Total of other commitments given	19,482	8,285	5,261	5,936
Mortgages and liens received	574	154	11	409
Sales obligations	106,230	9,785	34,485	61,960
Other commitments received	7,341	4,572	1,133	1,636
Total of commitments received	114,145	14,511	35,629	64,005
Of which commitments given relating to joint ventures	9,250	—	191	9,059

A.	Contractual obligations

Debt obligations

“Non-current debt obligations” are included in the items “Non-current financial debt” and “Hedging instruments of non-current financial debt” of the Consolidated Balance Sheet. It includes the non-current portion of swaps hedging bonds, and excludes non-current finance lease obligations of $318 million.

The current portion of non-current debt is included in the items “Current borrowings”, “Current financial assets” and “Other current financial liabilities” of the Consolidated Balance Sheet. It includes the current portion of swaps hedging bonds, and excludes the current portion of finance lease obligations of $40 million.

The information regarding contractual obligations linked to indebtedness is presented in Note 20 to the Consolidated Financial Statements.

Lease contracts

The information regarding operating and finance leases is presented in Note 22 to the Consolidated Financial Statements.

Asset retirement obligations

This item represents the discounted present value of Upstream asset retirement obligations, primarily asset removal costs at the completion date. The information regarding contractual obligations linked to asset retirement obligations is presented in Notes 1Q and 19 to the Consolidated Financial Statements.

Purchase obligations

Purchase obligations are obligations under contractual agreements to purchase goods or services, including capital projects. These obligations are enforceable and legally binding on the company and specify all significant terms, including the amount and the timing of the payments.

These obligations mainly include: unconditional hydrocarbon purchase contracts (except where an active, highly-liquid market exists and when the hydrocarbons are expected to be re-sold shortly after purchase), reservation of transport capacities in pipelines, unconditional exploration works and development works in the Upstream segment, and contracts for capital investment projects in the Refining & Chemicals segment.

B.	Other commitments given

Guarantees given for excise taxes

These consist of guarantees given to other oil and gas companies in order to comply with French tax authorities’ requirements for oil and gas imports in France. A payment would be triggered by a failure of the guaranteed party with respect to the French tax authorities. The default of the guaranteed parties is however considered to be highly remote by the Group.

Guarantees given against borrowings

The Group guarantees bank debt and finance lease obligations of certain non-consolidated subsidiaries and equity affiliates. Maturity dates vary, and guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. As of December 31, 2014, the maturities of these guarantees are up to 2028.

Guarantees given against borrowings include the guarantee given in 2008 by TOTAL S.A. in connection with the financing of the Yemen LNG project for an amount of $729 million.

In 2010, TOTAL S.A. provided guarantees in connection with the financing of the Jubail project (operated by SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP)) of up to $3,188 million, proportional to TOTAL’s share in the project (37.5%). In addition, TOTAL S.A. provided in 2010 a guarantee in favor of its partner in the Jubail project (Saudi Arabian Oil Company) with respect to Total Refining Saudi Arabia SAS’s obligations under the shareholders agreement with respect to SATORP. As of December 31, 2014, this guarantee is of up to $1,230 million and has been recorded under “Other operating commitments”.

As of December 31, 2014, the guarantees provided by TOTAL S.A. in connection with the financing of the Ichthys LNG project amounted to $4,998 million.

Indemnities related to sales of businesses

In the ordinary course of business, the Group executes contracts involving standard indemnities for the oil industry and indemnities specific to transactions such as sales of businesses. These indemnities might include claims against any of the following: environmental, tax and shareholder matters, intellectual property rights, governmental regulations and employment-related matters, dealer, supplier, and other commercial contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. The Group regularly evaluates the probability of having to incur costs associated with these indemnities.

The guarantees related to antitrust investigations granted as part of the agreement relating to the spin-off of Arkema are described in Note 32 to the Consolidated Financial Statements.

Other guarantees given

Non-consolidated subsidiaries

The Group also guarantees the current liabilities of certain non-consolidated subsidiaries. Performance under these guarantees would be triggered by a financial default of the entity.

Operating agreements

As part of normal ongoing business operations and consistent with generally accepted and recognized industry practices, the Group enters into numerous agreements with other parties. These commitments are often entered into for commercial purposes, for regulatory purposes or for other operating agreements.

C.	Commitments received

Sales obligations

These amounts represent binding obligations under contractual agreements to sell goods, including in particular unconditional hydrocarbon sales contracts (except where an active, highly-liquid market exists and when the volumes are expected to be re-sold shortly after purchase).

24) Related parties

The main transactions and receivable and payable balances with related parties (principally non-consolidated subsidiaries and equity consolidated affiliates) are detailed as follows:

As of December 31, (M$)	2014	2013	2012
Balance sheet
Receivables
Debtors and other debtors	697	845	852
Loans (excl. loans to equity affiliates)	155	470	505
Payables
Creditors and other creditors	1,199	1,208	941
Debts	14	18	12
For the year ended December 31, (M$)	2014	2013	2012
Statement of income
Sales	4,308	5,133	5,086
Purchases	9,890	7,271	7,350
Financial expense	—	—	—
Financial income	16	139	136

Compensation for the administration and management bodies

The aggregate amount of direct and indirect compensation accounted for by the French and foreign affiliates of the Company, for the executive officers of TOTAL (the members of the Management Committee and the Treasurer) and for the members of the Board of Directors who are employees of the Group as of December 31, is detailed as follows:

For the year ended December 31, (M$)	2014	2013	2012
Number of people	31	31	34
Direct or indirect compensation	28.3	29.4	27.4
Pension expenses(a)	6.8	13.3	16.1
Other long-term benefits expenses	—	—	—
Termination benefits expenses	—	—	—
Share-based payments expense (IFRS 2)(b)	9.0	15.7	13.6

(a)	The benefits provided for executive officers and certain members of the Board of Directors, employees and former employees of the Group, include severance to be paid on retirement, supplementary pension schemes and insurance plans, which represent $233.7 million provisioned as of December 31, 2014 (against $260.2 million as of December 31, 2013 and $239.2 million as of December 31, 2012).
(b)	Share-based payments expense computed for the executive officers and the members of the Board of Directors who are employees of the Group as described in Note 25 paragraph E to the Consolidated Financial Statements and based on the principles of IFRS 2 “Share-based payments” described in Note 1 paragraph E to the Consolidated Financial Statements.

The compensation allocated to members of the board of directors for directors’ fees totaled $1.78 million in 2014 (against $1.66 million in 2013 and $1.41 million in 2012).

25) Share-based payments

A.	TOTAL share subscription option plans

	2004 Plan	2005 Plan	2006 Plan	2007 Plan	2008 Plan	2009 Plan	2010 Plan	2011 Plan	Total	Weighted average exercise price (in euros)
Date of the shareholders’ meeting	05/14/2004	05/14/2004	05/14/2004	05/11/2007	05/11/2007	05/11/2007	05/21/2010	05/21/2010
Date of the award(a)	07/20/2004	07/19/2005	07/18/2006	07/17/2007	10/09/2008	09/15/2009	09/14/2010	09/14/2011
Exercise price until May 23, 2006 included (in euros)(b)	39.85	49.73	—	—	—	—	—	—
Exercise price since May 24, 2006 (in euros)(b)	39.30	49.04	50.60	60.10	42.90	39.90	38.20	33.00
Expiry date	07/20/2012	07/19/2013	07/18/2014	07/17/2015	10/09/2016	09/15/2017	09/14/2018	09/14/2019
Number of options(c)
Existing options as of January 1, 2012	12,094,524	6,162,536	5,623,506	5,850,365	4,335,698	4,357,800	4,700,043	1,508,440	44,632,912	44.87
Granted	—	—	—	—	—	—	—	—	—	—
Cancelled(c)	(11,351,931)	(2,516)	(1,980)	(1,380)	(3,600)	(2,700)	(4,140)	(3,400)	(11,371,647)	39.31
Exercised	(742,593)	—	—	—	(1,630)	(20,200)	(34,460)	—	(798,883)	39.28
Existing options as of January 1, 2013	—	6,160,020	5,621,526	5,848,985	4,330,468	4,334,900	4,661,443	1,505,040	32,462,382	46.96
Granted	—	—	—	—	—	—	—	—	—	—
Cancelled(c)	—	(6,159,390)	(900)	(1,020)	(360)	(1,080)	(720)	—	(6,163,470)	49.04
Exercised	—	(630)	—	—	(110,910)	(344,442)	(122,871)	(363,946)	(942,799)	37.37
Existing options as of January 1, 2014	—	—	5,620,626	5,847,965	4,219,198	3,989,378	4,537,852	1,141,094	25,356,113	46.82
Granted	—	—	—	—	—	—	—	—	—	—
Cancelled(c)	—	—	(1,797,912)	—	—	—	—	—	(1,797,912)	50.60
Exercised	—	—	(3,822,714)	—	(1,003,314)	(978,109)	(836,634)	(282,019)	(6,922,790)	45.76
Existing options as of December 31, 2014	—	—	—	5,847,965	3,215,884	3,011,269	3,701,218	859,075	16,635,411	46.85

(a)	The grant date is the date of the Board meeting awarding the share subscription options, except for the grant of October 9, 2008, decided by the Board on September 9, 2008.
(b)	In order to take into account the four-for-one stock split on May 18, 2006, the exercise prices of TOTAL subscription shares of the plans in force at that date were multiplied by 0.25 and the number of options awarded, outstanding, canceled or exercised before May 23, 2006 included was multiplied by four. Moreover, following the spin-off of Arkema, the exercise prices of TOTAL subscription shares of these plans were multiplied by an adjustment factor equal to 0.986147 effective as of May 24, 2006.
(c)	Out of the options canceled in 2012, 2013 and 2014, 11,351,931 options that were not exercised expired on July 20, 2012 due to the expiry of the 2004 Plan and 6,158,662 options that were not exercised expired on July 19, 2013 due to the expiry of the 2005 Plan. and 1,797,912 options that were not exercised expired on July 18, 2014 due to the expiry of the 2006 Plan.

Options are exercisable, subject to a continuous employment condition, after a 2-year period from the date of the Board meeting awarding the options and expire eight years after this date. The underlying shares may not be transferred during four years from the date of grant. For the 2007 to 2011 Plans, the 4-year transfer restriction period does not apply to employees of non-French subsidiaries as of the date of the grant, who may transfer the underlying shares after a 2-year period from the date of the grant.

Since the 2011 Plan, no new TOTAL share subscription option plan or TOTAL share purchase plan was decided.

B.	TOTAL performance share grants

TOTAL performance share grants	2010 Plan	2011 Plan	2012 Plan	2013 Plan	2014 Plan	Total
Date of the shareholders’ meeting	05/16/2008	05/13/2011	05/13/2011	05/13/2011	05/16/2014
Date of the award	09/14/2010	09/14/2011	07/26/2012	07/25/2013	07/29/2014
Date of the final award (end of the vesting period)	09/15/2012	09/15/2013	07/27/2014	07/26/2016	07/30/2017
Transfer authorized as from	09/15/2014	09/15/2015	07/27/2016	07/26/2018	07/30/2019
Number of performance shares
Outstanding as of January 1, 2012	2,988,051	3,630,191	—	—	—	6,618,242
Notified	—	—	4,295,930	—	—	4,295,930
Cancelled	(32,650)	(18,855)	—	—	—	(51,505)
Finally granted	(2,955,401)	(5,530)	—	—	—	(2,960,931)
Outstanding as of January 1, 2013	—	3,605,806	4,295,930	—	—	7,901,736
Notified	—	—	—	4,464,200	—	4,464,200
Cancelled	—	(14,970)	(17,340)	(3,810)	—	(36,120)
Finally granted	—	(3,590,836)	(180)	—	—	(3,591,016)
Outstanding as of January 1, 2014	—	—	4,278,410	4,460,390	—	8,738,800
Notified	—	—	—	—	4,486,300	4,486,300
Cancelled	—	—	(43,320)	(22,360)	(11,270)	(76,950)
Finally granted	—	—	(4,235,090)	(3,570)	—	(4,238,660)
Outstanding as of December 31, 2014	—	—	—	4,434,460	4,475,030	8,909,490

The performance shares, which are bought back by the Company on the market, are finally granted to their beneficiaries after a 3-year vesting period for the 2013 and 2014 Plans and a 2-year vesting period for the previous plans, from the date of the grant. The final grant is subject to a continued employment condition and a performance condition. Moreover, the transfer of the performance shares finally granted will not be permitted until the end of a 2-year holding period from the date of the final grant.

2013 and 2014 Plans

For the 2013 and 2014 Plans, the Board of Directors decided that for senior executives (other than the late Chairman and Chief Executive Officer), the final grant of all shares will be subject to a continued employment condition and a performance condition. The performance condition states that the number of shares finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2013, 2014 and 2015 for the 2013 Plan and for fiscal years 2014, 2015 and 2016 for the 2014 Plan. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 8%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 8% and less than 16%; and
•	is equal to 100% if the average ROE is greater than or equal to 16%.

The Board of Directors also decided that for each beneficiary of more than 100 shares (other than the late Chairman and Chief Executive Officer and the senior executives), and subject to the continuous employment condition, the shares in excess of this threshold will subject to the performance condition described above and will be finally granted provided such performance condition is met.

In addition, the Board of Directors had decided that, subject to a continuous employment condition, the number of performance shares finally granted to the Chairman and Chief Executive Officer would be subject to two performance conditions:

•

For 50% of the shares granted, the performance condition stated that the number of shares finally granted would have been based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for the three reference fiscal years. The acquisition rate would have been equal to zero if the average ROE had been less than or equal to 8%; would have varied on a straight-line basis between 0% and 100% if the average ROE had been more than 8% and less than 16%; and would have been equal to 100% if the average ROE had been more than or equal to 16%.

•

For 50% of the shares granted, the performance condition stated that the number of shares finally granted would have been based on the average ROACE of the Group as published by the Group according to its consolidated balance sheet and statement of income for the three reference fiscal years. The acquisition rate would have been equal to zero if the average ROACE had been less than or equal to 7%; would have varied on a straight-line basis between 0% and 100% if the average ROACE had been more than 7% and less than 15%; and would have been equal to 100% if the average ROACE had been more than or equal to 15%.

However following the death of Mr. de Margerie, and by application of the rules of the performance share plan, the late Chairman and Chief Executive Officer’s heirs can request to receive 100% of the performance shares initially granted.

2012 Plan

For the 2012 Plan, the Board of Directors decided that for senior executives (other than the Chairman and Chief Executive Officer), the final grant of all shares will be subject to a continued employment condition and a performance condition. The performance condition states that the number of shares finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2012 and 2013. The acquisition rate:

•	is equal to zero if the average ROE is less than or equal to 8%;

•	varies on a straight-line basis between 0% and 100% if the average ROE is greater than 8% and less than 16%; and

•	is equal to 100% if the average ROE is greater than or equal to 16%.

The Board of Directors also decided that, for each beneficiary (other than the Chairman and Chief Executive Officer and the senior executives) of more than 100 shares, the shares in excess of this number will be finally granted subject to the performance condition mentioned before.

In addition, the Board of Directors decided that, subject to a continuous employment condition, the number of performance shares finally granted to the Chairman and Chief Executive Officer will be subject to two performance conditions:

•	For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2012 and 2013. The acquisition rate is equal to zero if the average ROE is less than or equal to 8%; varies on a straight-line basis between 0% and 100% if the average ROE is more than 8% and less than 16%; and is equal to 100% if the average ROE is more than or equal to 16%.

•

For 50% of the shares granted, the performance condition states that the number of shares finally granted is based on the average ROACE of the Group as published by the Group according to its consolidated balance sheet and statement of income for fiscal years 2012 and 2013. The acquisition rate is equal to zero if the average ROACE is less than or equal to 7%; varies on a straight-line basis between 7% and 100% if the average ROACE is more than 7% and less than 15%; and is equal to 100% if the average ROACE is more than or equal to 15%.

For the 2012 plan, due to the application of the performance conditions, the acquisition rate was 100% for the shares granted under condition depending on the ROE criteria and 88% for the shares granted under condition depending on the ROACE criteria. As a reminder, the acquisition rates were 100% for the 2010 and 2011 plans.

C.	Global free TOTAL share plan

The Board of Directors approved at its meeting on May 21, 2010, the implementation and conditions of a global free share plan intended for the Group’s employees (employees of Total S.A. or companies in which Total S.A. holds directly or indirectly an interest of more than 50%). On June 30, 2010, entitlement rights to twenty-five free shares were granted to every employee.

The final grant was subject to a continued employment condition during the plan’s vesting period. Depending on the country in which the companies of the Group were located, the acquisition period was either two years followed by a conservation period of two years (for the countries with a 2+2 structure), or four years without any conservation period (for the countries with a 4+0 structure). Furthermore, the granted shares were not subject to a performance condition.

The Chairman and Chief Executive Officer acknowledged on July 2, 2012, the issuance and the award of 1,366,950 shares to the beneficiaries designated at the end of the 2-year acquisition period. The Chairman and Chief Executive Officer acknowledged on July 1, 2014, the issuance and the award of 666,575 shares to the beneficiaries designated at the end of the 4-year acquisition period.

	2011 Plan (2+2)	2011 Plan (4+0)	Total
Date of the shareholders’ meeting	05/16/2008	05/16/2008
Date of the award(a)	06/30/2010	06/30/2010
Date of the final award	07/01/2012	07/01/2014
Transfer authorized as from	07/01/2014	07/01/2014
Number of free shares

Outstanding as of January 1, 2012	1,479,000	1,015,525	2,494,525
Notified	—	—	—
Cancelled	(111,725)	(40,275)	(152,000)
Finally granted(b)	(1,367,275)	(350)	(1,367,625)
Outstanding as of January 1, 2013	—	974,900	974,900
Notified	—	—	—
Cancelled	100	(101,150)	(101,050)
Finally granted(b)	(100)	(275)	(375)
Outstanding as of January 1, 2014	—	873,475	873,475
Notified	—	—	—
Cancelled	—	(206,225)	(206,225)
Finally granted(c)	—	(667,250)	(667,250)
Outstanding as of December 31, 2014	—	—	—

(a)	The June 30, 2010, grant was decided by the Board of Directors on May 21, 2010.
(b)	Final grant July 2, 2012 of 1,366,950 shares to the designated beneficiaries at the end of the 2-year acquisition period.
(c)	Final grant July 1, 2014 of 666,575 shares to the designated beneficiaries at the end of the 4-year acquisition period.

D.	SunPower plans

SunPower has three stock incentive plans: the 1996 Stock Plan (“1996 Plan”), the Third Amended and Restated 2005 SunPower Corporation Stock Incentive Plan (“2005 Plan”) and the PowerLight Corporation Common Stock Option and Common Stock Purchase Plan (“PowerLight Plan”). The PowerLight Plan was assumed by SunPower by way of the acquisition of PowerLight in fiscal 2007. Under the terms of all three plans, SunPower may issue incentive or non-statutory stock options or stock purchase rights to directors, employees and consultants to purchase common stock. The 2005 Plan was adopted by SunPower’s Board of Directors in August 2005, and was approved by shareholders in November 2005. The 2005 Plan replaced the 1996 Plan and allows not only for the grant of options, but also for the grant of stock appreciation rights, restricted stock grants, restricted stock units and other equity rights. The 2005 Plan also allows for tax withholding obligations related to stock option exercises or restricted stock awards to be satisfied through the retention of shares otherwise released upon vesting. The PowerLight Plan was adopted by PowerLight’s Board of Directors in October 2000.

In May 2008, the Company’s stockholders approved an automatic annual increase available for grant under the 2005 Plan, beginning in fiscal 2009. The automatic annual increase is equal to the lower of three percent of the outstanding shares of all classes of the Company’s common stock measured on the last day of the immediately preceding fiscal quarter, 6.0 million shares, or such other number of shares as determined by the Company’s Board of Directors. As of December 28, 2014, approximately 8.0 million shares were available for grant under the 2005 Plan. In fiscal 2014, the Company’s Board of Directors voted not to add the three percent annual increase at the beginning of fiscal 2015. No new awards were being approved by the Company’s Board of Directors in fiscal 2014. No new awards are being granted under the 1996 Plan or the PowerLight Plan.

Incentive stock options may be granted at no less than the fair value of the common stock on the date of grant. Non-statutory stock options and stock purchase rights may be granted at no less than 85% of the fair value of the common stock at the date of grant. The options and rights become exercisable when and as determined by the Company’s Board of Directors, although these terms generally do not exceed ten years for stock options. Under the 1996 and 2005 Plans, the options typically vest over five years with a one-year cliff and monthly vesting thereafter. Under the PowerLight Plan, the options typically vest over five years with yearly cliff vesting. Under the 2005 Plan, the restricted stock grants and restricted stock units typically vest in three equal installments annually over three years.

The majority of shares issued are net of the minimum statutory withholding requirements that the Company pays on behalf of its employees. During fiscal 2014, 2013, and 2012, the Company withheld 1,738,625 shares, 1,329,140 shares, and 905,953 shares, respectively, to satisfy the employees’ tax obligations. The Company pays such withholding requirements in cash to the appropriate taxing authorities. Shares withheld are treated as common stock repurchases for accounting and disclosure purposes and reduce the number of shares outstanding upon vesting.

The following table summarizes SunPower’s stock option activities:

	Outstanding Stock Options
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands dollars)
Outstanding and exercisable as of December 28, 2014	210	41.44	2.51	1,036

The intrinsic value of options exercised in fiscal 2014, 2013, and 2012 were $2.4 million, $0.8 million, and $0.1 million, respectively. There were no stock options granted in fiscal 2014, 2013, and 2012.

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the

Company’s closing stock price of $26.32 at December 28, 2014 which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable was 0.1 million shares as of December 28, 2014.

The following table summarizes SunPower’s non-vested stock options and restricted stock activities thereafter:

	Stock Options		Restricted Stock Awards and Units
	Shares (in thousands)	Weighted-Average Exercise Price Per Share (in dollars)	Shares (in thousands)	Weighted-Average Grant Date Fair Value Per Share (in dollars)(a)
Outstanding as of January 1, 2012	43	48.33	7,370	13.25

Granted	—	—	5,638	5.93
Vested(b)	(30)	57.79	(2,845)	13.94
Forfeited	(13)	24.72	(1,587)	11.52

Outstanding as of December 30, 2012	—	—	8,576	8.53

Granted	—	—	5,607	15.88
Vested(b)	—	—	(3,583)	9.48
Forfeited	—	—	(1,008)	10.10

Outstanding as of December 29, 2013	—	—	9,592	12.26

Granted	—	—	2,187	31.80
Vested(b)	—	—	(4,432)	11.61
Forfeited	—	—	(792)	15.00

Outstanding as of December 28, 2014	—	—	6,555	18.88

(a)	The Company estimates the fair value of the restricted stock unit awards as the stock price on the grant date.
(b)	Restricted stock awards and units vested include shares withheld on behalf of employees to satisfy the minimum statutory tax withholding requirements.

E.	Share-based payment expense

Share-based payment expense before tax for the year 2014 amounts to $194 million and is broken down as follows:

•	$114 million for TOTAL restricted shares plans; and

•	$80 million for SunPower plans.

Share-based payment expense before tax for the year 2013 amounted to $287 million and was broken down as follows:

•	$4 million for TOTAL share subscription plans;

•	$170 million for TOTAL restricted shares plans;

•	$98 million for SunPower plans;

•	$14 million for the capital increase reserved for employees (see Note 17).

Share-based payment expense before tax for the year 2012 amounted to $191 million and was broken down as follows:

•	$17 million for TOTAL share subscription plans;

•	$171 million for TOTAL restricted shares plans; and

•	$3 million for SunPower plans.

In 2014, 2013 and 2012 no new TOTAL share subscription option plan was decided.

The cost of capital increases reserved for employees is reduced to take into account the non transferability of the shares that could be subscribed by the employees over a period of five years. The valuation method of non transferability of the shares is based on a strategy cost in two steps consisting, first, in a five years forward sale of the nontransferable shares, and second, in purchasing the same number of shares in cash with a loan financing reimbursable “in fine”.

The Combined General Meeting of May 11, 2012 delegated to the Board of Directors, in its seventeenth resolution, the authority to carry out in one or more occasions within a maximum period of twenty-six months, a capital increase reserved for employees belonging to an employee savings plan.

This same Combined General Meeting also delegated to the Board of Directors the powers necessary to accomplish in one or more occasions within a maximum period of eighteen months, a capital increase with the objective of providing employees with their registered office located outside France with benefits comparable to those granted to the employees included in the seventeenth resolution of the Combined General Meeting of May 11, 2012.

Pursuant to these delegations, the Board of Directors, during its September 18, 2012 meeting, decided to proceed with a capital increase reserved for employees that included a classic offer and a leveraged offer depending on the employees’ choice, within the limit of 18 million shares with dividend rights as of January 1, 2012. This capital increase resulted in the subscription of 10,802,215 shares with a par value of €2.50 at a unit price of €30.70. The issuance of the shares was acknowledged on April 25, 2013.

The cost of the capital increase reserved for employees consists of the cost related to the discount on all the shares subscribed using both the classic and the leveraged schemes, and the opportunity gain for the shares subscribed using the leveraged scheme. This opportunity gain corresponds to the benefit of subscribing to the leveraged offer, rather than reproducing the same economic profile through the purchase of options in the market for individual investors.

The global cost is reduced to take into account the non transferability of the shares that could be subscribed by the employees over a period of five years. The valuation method of non transferability of the shares is based on a strategy cost in two steps consisting, first, in a five years forward sale of the nontransferable shares, and second, in purchasing the same number of shares in cash with a loan financing reimbursable “in fine”. During the year 2013, the main assumptions used for the valuation of the cost of the capital increase reserved for employees were the following:

For the year ended December 31,	2013
Date of the Board of Directors meeting that decided the issue	September 18, 2012
Subscription price (€)(a)	30.70
Share price at the reference date (€)(b)	39.57
Number of shares (in millions)	10.80
Risk free interest rate (%)(c)	0.88
Employees loan financing rate (%)(d)	6.97
Non transferability cost (% of the reference’s share price)	22.1

(a)	Average of the closing TOTAL share prices during the twenty trading days prior to March 14, 2013, date on which the Chairman and Chief Executive Officer set the subscription period, after deduction of a 20% discount.
(b)	Share price on March 14, 2013, date on which the Chairman and Chief Executive Officer set the subscription period.
(c)	Zero coupon Euro swap rate at 5 years.
(d)	The employees’ loan financing rate is based on a 5 year consumer’s credit rate.

A cost of $14.1 million related to the capital increase reserved for employees has been accounted to the fiscal year 2013.

The Combined General Meeting of May 16, 2014, in its fourteenth resolution, delegated to the Board of Directors the authority to carry out in one or more occasions within a maximum period of twenty-six months, a capital increase reserved for employees belonging to an employee savings plan.

The Combined General Meeting of May 16, 2014, in its fifteenth resolution, also delegated to the Board of Directors the powers necessary to accomplish in one or more occasions within a maximum period of eighteen months, a capital increase with the objective of providing employees with their registered office located outside France with benefits comparable to those granted to the employees included in the fourteenth resolution of the Combined General Meeting of May 16, 2014.

Pursuant to these delegations, the Board of Directors, during its July 29, 2014, meeting, decided to proceed with a capital increase reserved for employees that included a classic offering and a leveraged offering depending on the employees’ choice, within the limit of 18 million shares with dividend rights as of January 1, 2014. All powers were delegated to the Chief Executive Officer to determine the opening and closing of the subscription period and the subscription price. This capital increase, opened in 2014, should be completed before the General Meeting of 2015.

26) Payroll and staff

For the year ended December 31,	2014	2013	2012
Personnel expenses (M$)
Wages and salaries (including social charges)	9,690	9,424	9,167
Group employees
France
• Management	11,477	11,189	11,347
• Other	21,120	22,010	23,656
International
• Management	17,794	17,338	16,307
• Other	49,916	48,262	45,816
Total	100,307	98,799	97,126

The number of employees includes only employees of fully consolidated subsidiaries.

27) Statement of cash flows

A)	Cash flow from operating activities

The following table gives additional information on cash paid or received in the cash flow from operating activities:

For the year ended December 31, (M$)	2014	2013	2012
Interests paid	(789)	(715)	(892)
Interests received	119	76	94
Income tax paid(a)	(11,374)	(13,708)	(16,788)
Dividends received	2,992	2,798	3,108

(a)	These amounts include taxes paid in kind under production-sharing contracts in Exploration & Production.

Changes in working capital are detailed as follows:

For the year ended December 31, (M$)	2014	2013	2012
Inventories	5,289	1,079	478
Accounts receivable	5,916	3,181	986
Other current assets	(1,605)	(1,678)	(291)
Accounts payable	(4,531)	174	443
Other creditors and accrued liabilities	(589)	(231)	(224)
Net amount	4,480	2,525	1,392

B)	Cash flow used in financing activities

Changes in non-current financial debt are detailed in the following table as a net value due to the high number of multiple drawings on revolving credit lines:

For the year ended December 31, (M$)	2014	2013	2012
Issuance of non-current debt	15,874	11,221	7,114
Repayment of non-current debt	(88)	(119)	(334)
Net amount	15,786	11,102	6,780

C)	Cash and cash equivalents

Cash and cash equivalents are detailed as follows:

For the year ended December 31, (M$)	2014	2013	2012
Cash	13,874	12,895	8,183
Cash equivalents	11,307	7,305	12,226
Total	25,181	20,200	20,409

Cash equivalents are mainly composed of deposits less than three months deposited in government institutions or deposit banks selected in accordance with strict criteria.

28) Financial assets and liabilities analysis per instrument class and strategy

The financial assets and liabilities disclosed in the balance sheet are detailed as follows:

	Financial instruments related to financing and operational activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2014 (M$) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of Financial Debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	4,626	—	—	—	—	—	—	—	4,626	4,626
Other investments	—	1,399	—	—	—	—	—	—	1,399	1,399
Hedging instruments of non-current financial debt	—	—	—	—	1,084	235	—	—	1,319	1,319
Other non-current assets	3,326	—	—	—	—	—	—	—	3,326	3,326
Accounts receivable, net(c)	—	—	—	—	—	—	—	15,704	15,704	15,704
Other operating receivables	—	—	2,502	—	—	7	—	8,283	10,792	10,792
Current financial assets	469	—	364	—	460	—	—	—	1,293	1,293
Cash and cash equivalents	—	—	—	—	—	—	—	25,181	25,181	25,181
Total financial assets	8,421	1,399	2,866	—	1,544	242	—	49,168	63,640	63,640
Total non-financial assets	—	—	—	—	—	—	—	—	166,158	—
Total assets	—	—	—	—	—	—	—	—	229,798	—
Non-current financial debt	(7,179)	—	—	(37,355)	(944)	(3)	—	—	(45,481)	(46,472)
Accounts payable(c)	—	—	—	—	—	—	—	(24,150)	(24,150)	(24,150)
Other operating liabilities	—	—	(1,073)	—	—	(4)	—	(6,858)	(7,935)	(7,935)
Current borrowings	(6,241)	—	—	(4,701)	—	—	—	—	(10,942)	(10,942)
Other current financial liabilities	—	—	(47)	—	(133)	—	—	—	(180)	(180)
Total financial liabilities	(13,420)	—	(1,120)	(42,056)	(1,077)	(7)	—	(31,008)	(88,688)	(89,679)
Total non-financial liabilities	—	—	—	—	—	—	—	—	(141,110)	—
Total liabilities	—	—	—	—	—	—	—	—	(229,798)	—

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).
(c)	The impact of offsetting on accounts receivable, net is $(1,970) million and $+1,970 million on accounts payable.

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2013 (M$) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of Financial Debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	3,554	—	—	—	—	—	—	—	3,554	3,554
Other investments	—	1,666	—	—	—	—	—	—	1,666	1,666
Hedging instruments of non-current financial debt	—	—	—	—	1,204	214	—	—	1,418	1,418
Other non-current assets	3,575	—	—	—	—	—	—	—	3,575	3,575
Accounts receivable, net(c)	—	—	—	—	—	—	—	23,422	23,422	23,422
Other operating receivables	—	—	1,278	—	—	—	—	8,639	9,917	9,917
Current financial assets	161	—	108	—	469	1	—	—	739	739
Cash and cash equivalents	—	—	—	—	—	—	—	20,200	20,200	20,200
Total financial assets	7,290	1,666	1,386	—	1,673	215	—	52,261	64,491	64,491
Total non-financial assets	—	—	—	—	—	—	—	—	174,732	—
Total assets	—	—	—	—	—	—	—	—	239,223	—
Non-current financial debt	(6,985)	—	—	(27,264)	(325)	—	—	—	(34,574)	(35,401)
Accounts payable(c)	—	—	—	—	—	—	—	(30,282)	(30,282)	(30,282)
Other operating liabilities	—	—	(848)	—	—	(26)	—	(7,317)	(8,191)	(8,191)
Current borrowings	(5,901)	—	—	(5,292)	—	—	—	—	(11,193)	(11,193)
Other current financial liabilities	—	—	(61)	—	(314)	(6)	—	—	(381)	(381)
Total financial liabilities	(12,886)	—	(909)	(32,556)	(639)	(32)	—	(37,599)	(84,621)	(85,448)
Total non-financial liabilities	—	—	—	—	—	—	—	—	(154,602)	—
Total liabilities	—	—	—	—	—	—	—	—	(239,223)	—

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).
(c)	The impact of offsetting on accounts receivable, net is $(3,458) million and $+3,458 million on accounts payable.

	Financial instruments related to financing and trading activities							Other financial instruments	Total	Fair value
	Amortized cost	Fair value
As of December 31, 2012(M$) Assets / (Liabilities)		Available for sale(a)	Held for trading	Financial debt(b)	Hedging of Financial Debt	Cash flow hedge	Net investment hedge and other
Equity affiliates: loans	3,114	—	—	—	—	—	—	—	3,114	3,114
Other investments	—	1,571	—	—	—	—	—	—	1,571	1,571
Hedging instruments of non-current financial debt	—	—	—	—	2,066	79	—	—	2,145	2,145
Other non-current assets	2,912	—	—	—	—	—	—	—	2,912	2,912
Accounts receivable, net(c)	—	—	—	—	—	—	—	25,339	25,339	25,339
Other operating receivables	—	—	899	—	—	—	—	7,227	8,126	8,126
Current financial assets	1,442	—	50	—	568	1	—	—	2,061	2,061
Cash and cash equivalents	—	—	—	—	—	—	—	20,409	20,409	20,409
Total financial assets	7,468	1,571	949	—	2,634	80	—	52,975	65,677	65,677
Total non-financial assets	—	—	—	—	—	—	—	—	160,209	—
Total assets	—	—	—	—	—	—	—	—	225,886	—
Non-current financial debt	(6,712)	—	—	(22,666)	(14)	—	—	—	(29,392)	(29,651)
Accounts payable(c)	—	—	—	—	—	—	—	(28,563)	(28,563)	(28,563)
Other operating liabilities	—	—	(602)	—	—	(13)	—	(7,169)	(7,784)	(7,784)
Current borrowings	(8,955)	—	—	(5,580)	—	—	—	—	(14,535)	(14,535)
Other current financial liabilities	—	—	(116)	—	(111)	(5)	—	—	(232)	(232)
Total financial liabilities	(15,667)	—	(718)	(28,246)	(125)	(18)	—	(35,732)	(80,506)	(80,765)
Total non-financial liabilities	—	—	—	—	—	—	—	—	(145,380)	—
Total liabilities	—	—	—	—	—	—	—	—	(225,886)	—

(a)	Financial assets available for sale are measured at their fair value except for unlisted securities (see Note 1 paragraph M(ii) and Note 13 to the Consolidated Financial Statements).
(b)	The financial debt is adjusted to the hedged risks value (currency and interest rate) as part of hedge accounting (see Note 1 paragraph M(iii) to the Consolidated Financial Statements).
(c)	The impact of offsetting on accounts receivable, net is $(1,428) million and $+1,428 million on accounts payable.

29) Fair value of financial instruments (excluding commodity contracts)

A)	Impact on the statement of income per nature of financial instruments

Operating assets and liabilities

The impact on the statement of income is detailed as follows:

For the year ended December 31, (M$)	2014	2013	2012
Assets available for sale (investments) :
— dividend income on non-consolidated subsidiaries	282	202	286
— gains (losses) on disposal of assets	13	149	661
— other	(84)	(94)	(77)
Loans and receivables	9	106	(26)
Impact on net operating income	220	363	844

The impact in the statement of income mainly includes:

•	Dividends and gains or losses on disposal of other investments classified as “Other investments”;

•	Financial gains and depreciation on loans related to equity affiliates, non-consolidated companies and on receivables reported in “Loans and receivables”.

Assets and liabilities from financing activities

The impact on the statement of income of financing assets and liabilities is detailed as follows:

For the year ended December 31, (M$)	2014	2013	2012
Loans and receivables	135	94	102
Financing liabilities and associated hedging instruments	(750)	(899)	(868)
Fair value hedge (ineffective portion)	2	9	5
Assets and liabilities held for trading	(27)	(8)	26
Impact on the cost of net debt	(640)	(804)	(735)

The impact on the statement of income mainly includes:

•	Financial income on cash, cash equivalents, and current financial assets (notably current deposits beyond three months) classified as “Loans and receivables”;
•

Financial expense of long term subsidiaries financing, associated hedging instruments (excluding ineffective portion of the hedge detailed below) and financial expense of short term financing classified as “Financing liabilities and associated hedging instruments”;

•	Ineffective portion of bond hedging; and

•	Financial income, financial expense and fair value of derivative instruments used for cash management purposes classified as “Assets and liabilities held for trading”.

Financial derivative instruments used for cash management purposes (interest rate and foreign exchange) are considered to be held for trading. Based on practical documentation issues, the Group did not elect to set up hedge accounting for such instruments. The impact on income of the derivatives is offset by the impact of loans and current liabilities they are related to. Therefore these transactions taken as a whole do not have a significant impact on the Consolidated Financial Statements.

B)	Impact of the hedging strategies

Fair value hedge

The impact on the statement of income of the bond hedging instruments which is recorded in the item “Financial interest on debt” in the Consolidated Statement of Income is detailed as follows:

For the year ended December 31, (M$)	2014	2013	2012
Revaluation at market value of bonds	443	1,428	412
Swap hedging of bonds	(441)	(1,419)	(407)
Ineffective portion of the fair value hedge	2	9	5

The ineffective portion is not representative of the Group’s performance considering the Group’s objective to hold swaps to maturity. The current portion of the swaps valuation is not subject to active management.

Net investment hedge

These instruments are recorded directly in other comprehensive income under “Currency translation adjustments”. The variations of the period are detailed in the table below:

For the year ended December 31, (M$)	As of January 1,	Variations	Disposals	As of December 31
2014	(367)	(144)	—	(511)
2013	(384)	17	—	(367)
2012	(135)	(249)	—	(384)

As of December 31, 2014, 2013 and 2012 the Group had no open forward contracts under these hedging instruments.

Cash flow hedge

The impact on the statement of income and on equity of the hedging instruments qualified as cash flow hedges is detailed as follows:

For the year ended December 31, (M$)	2014	2013	2012
Profit (Loss) recorded in equity during the period	97	156	83
Recycled amount from equity to the income statement during the period	(295)	86	112

As of December 31, 2014, 2013 and 2012, the ineffective portion of these financial instruments is equal to zero.

C)	Maturity of derivative instruments

The maturity of the notional amounts of derivative instruments, excluding the commodity contracts, is detailed in the following table:

		Notional value(a)
For the year ended December 31, 2014 (M$) Assets / (Liabilities)	Fair value	Total	2015	2016	2017	2018	2019	2020 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(944)	21,546	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	1,084	14,946	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	140	36,492	—	3,505	4,490	5,018	3,255	20,224
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(133)	1,004	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	460	4,163	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	327	5,167	5,167	—	—	—	—	—
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	(3)	247	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	235	2,221	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	232	2,468	—	—	—	—	969	1,499
Swaps hedging fixed-rates bonds (current portion) (liabilities)	—	—	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	—	—	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	—	—	—	—	—	—	—	—
Swaps hedging investments (liabilities)	(4)	45	—	—	—	—	—	—
Swaps hedging investments (assets)	7	146	—	—	—	—	—	—
Total swaps hedging investments (assets and liabilities)	3	191	191	—	—	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	—	—	—	—	—	—	—	—
Total swaps hedging net investments	—	—	—	—	—	—	—	—
Held for trading
Other interest rate swaps (assets)	10	14,537	—	—	—	—	—	—
Other interest rate swaps (liabilities)	(8)	11,443	—	—	—	—	—	—
Total other interest rate swaps (assets and liabilities)	2	25,980	25,720	109	83	68	—	—
Currency swaps and forward exchange contracts (assets)	354	14,584	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(39)	1,970	—	—	—	—	—	—
Total currency swaps and forward exchange contracts (assets and liabilities)	315	16,554	16,106	308	89	45	1	5

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

		Notional value(a)
For the year ended December 31, 2013 (M$) Assets / (Liabilities)	Fair value	Total	2014	2015	2016	2017	2018	2019 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(325)	10,316	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	1,204	16,764	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	879	27,080	—	4,703	3,594	4,096	5,170	9,517
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(314)	1,884	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	469	3,852	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	155	5,736	5,736	—	—	—	—	—
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	—	—	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	214	2,220	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	214	2,220	—	—	—	—	—	2,220
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(6)	166	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	1	132	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	(5)	298	270	28	—	—	—	—
Swaps hedging investments (liabilities)	(26)	197	—	—	—	—	—	—
Swaps hedging investments (assets)	—	—	—	—	—	—	—	—
Total swaps hedging investments (assets and liabilities)	(26)	197	182	15	—	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	—	—	—	—	—	—	—	—
Total swaps hedging net investments	—	—	—	—	—	—	—	—
Held for trading
Other interest rate swaps (assets)	3	5,645	—	—	—	—	—	—
Other interest rate swaps (liabilities)	(4)	15,606	—	—	—	—	—	—
Total other interest rate swaps (assets and liabilities)	(1)	21,251	20,862	119	114	86	70	—
Currency swaps and forward exchange contracts (assets)	105	6,576	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(57)	6,119	—	—	—	—	—	—
Total currency swaps and forward exchange contracts (assets and liabilities)	48	12,695	12,336	268	58	14	19	—

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

For the year ended December 31, 2012 (M$) Assets / (Liabilities)		Notional value(a)
	Fair value	Total	2013	2014	2015	2016	2017	2018 and after
Fair value hedge
Swaps hedging fixed-rates bonds (liabilities)	(14)	2,292	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	2,066	20,359	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	2,052	22,651	—	5,548	4,667	2,768	4,057	5,611
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(111)	780	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	568	4,768	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	457	5,548	5,548	—	—	—	—	—
Cash flow hedge
Swaps hedging fixed-rates bonds (liabilities)	—	—	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (assets)	79	2,221	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	79	2,221	—	—	—	—	—	2,221
Swaps hedging fixed-rates bonds (current portion) (liabilities)	(5)	195	—	—	—	—	—	—
Swaps hedging fixed-rates bonds (current portion) (assets)	1	25	—	—	—	—	—	—
Total swaps hedging fixed-rates bonds (current portion) (assets and liabilities)	(4)	220	220	—	—	—	—	—
Swaps hedging investments (liabilities)	(13)	683	—	—	—	—	—	—
Swaps hedging investments (assets)	—	—	—	—	—	—	—	—
Total swaps hedging investments (assets and liabilities)	(13)	683	481	186	16	—	—	—
Net investment hedge
Currency swaps and forward exchange contracts (assets)	—	—	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	—	—	—	—	—	—	—	—
Total swaps hedging net investments	—	—	—	—	—	—	—	—
Held for trading
Other interest rate swaps (assets)	3	14,568	—	—	—	—	—	—
Other interest rate swaps (liabilities)	(3)	12,328	—	—	—	—	—	—
Total other interest rate swaps (assets and liabilities)	—	26,896	26,339	175	116	112	84	70
Currency swaps and forward exchange contracts (assets)	47	6,291	—	—	—	—	—	—
Currency swaps and forward exchange contracts (liabilities)	(113)	16,128	—	—	—	—	—	—
Total currency swaps and forward exchange contracts (assets and liabilities)	(66)	22,419	22,135	245	(20)	21	21	17

(a)	These amounts set the levels of notional commitment and are not indicative of a contingent gain or loss.

D)	Fair value hierarchy

The fair value hierarchy for financial instruments, excluding commodity contracts, is as follows:

As of December 31, 2014 (M$)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	467	—	467
Cash flow hedge instruments	—	235	—	235
Net investment hedge instruments	—	—	—	—
Assets and liabilities held for trading	—	317	—	317
Assets available for sale	84	—	—	84
Total	84	1,019	—	1,103

As of December 31, 2013 (M$)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	1,034	—	1,034
Cash flow hedge instruments	—	183	—	183
Net investment hedge instruments	—	—	—	—
Assets and liabilities held for trading	—	47	—	47
Assets available for sale	160	—	—	160
Total	160	1,264	—	1,424

As of December 31, 2012 (M$)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Fair value hedge instruments	—	2,509	—	2,509
Cash flow hedge instruments	—	62	—	62
Net investment hedge instruments	—	—	—	—
Assets and liabilities held for trading	—	(66)	—	(66)
Assets available for sale	121	—	—	121
Total	121	2,505	—	2,626

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

30) Financial instruments related to commodity contracts

Financial instruments related to oil, gas and power activities as well as related currency derivatives are recorded at fair value under “Other current assets” or “Other creditors and accrued liabilities” depending on whether they are assets or liabilities.

As of December 31, 2014 (M$) Assets / (Liabilities)	Gross value before offsetting – assets	Gross value before offsetting – liabilities	Amounts offset – assets(c)	Amounts offset – liabilities(c)	Net balance sheet value presented – assets	Net balance sheet value presented – liabilities	Other amounts not offset	Net carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	1,505	(465)	(384)	384	1,121	(81)	—	1,040	1,040
Freight rate swaps	—	—	—	—	—	—	—	—	—
Forwards(a)	168	(197)	(56)	56	112	(141)	—	(29)	(29)
Options	928	(1,224)	(790)	790	138	(434)	—	(296)	(296)
Futures	5	—	—	—	5	—	—	5	5
Options on futures	307	(130)	(130)	130	177	—	—	177	177
Other / Collateral	—	—	—	—	—	—	(505)	(505)	(505)
Total crude oil, petroleum products and freight rates	2,913	(2,016)	(1,360)	1,360	1,553	(656)	(505)	392	392
Gas & Power activities
Swaps	138	(41)	(19)	19	119	(22)	—	97	97
Forwards(a)	1,110	(671)	(278)	278	832	(393)	—	439	439
Options	5	(9)	(7)	7	(2)	(2)	—	(4)	(4)
Futures	—	—	—	—	—	—	—	—	—
Other / Collateral	—	—	—	—	—	—	(89)	(89)	(89)
Total Gas & Power	1,253	(721)	(304)	304	949	(417)	(89)	443	443
Total	4,166	(2,737)	(1,664)	1,664	2,502	(1,073)	(594)	835	835
Total of fair value non recognized in the balance sheet									—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.
(c)	Amounts offset in accordance with IAS 32.

As of December 31, 2013 (M$) Assets / (Liabilities)	Gross value before offsetting – assets	Gross value before offsetting – liabilities	Amounts offset – assets(c)	Amounts offset – liabilities(c)	Net balance sheet value presented – assets	Net balance sheet value presented – liabilities	Other amounts not offset	Net carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	94	(204)	(79)	79	15	(125)	—	(110)	(110)
Freight rate swaps	—	—	—	—	—	—	—	—	—
Forwards(a)	58	(57)	(8)	8	50	(49)	—	1	1
Options	198	(234)	(62)	62	136	(172)	—	(36)	(36)
Futures	7	(1)	—	—	7	(1)	—	6	6
Options on futures	68	(57)	(57)	57	11	—	—	11	11
Other / Collateral	—	—	—	—	—	—	96	96	96
Total crude oil, petroleum products and freight rates	425	(553)	(206)	206	219	(347)	96	(32)	(32)
Gas & Power activities
Swaps	69	(21)	(11)	11	58	(10)	—	48	48
Forwards(a)	1,052	(530)	(40)	40	1,012	(490)	—	522	522
Options	—	(12)	(11)	11	(11)	(1)	—	(12)	(12)
Futures	—	—	—	—	—	—	—	—	—
Other / Collateral	—	—	—	—	—	—	16	16	16
Total Gas & Power	1,121	(563)	(62)	62	1,059	(501)	16	574	574
Total	1,546	(1,116)	(268)	268	1,278	(848)	112	542	542
Total of fair value non recognized in the balance sheet									—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.
(c)	Amounts offset in accordance with IAS 32.

As of December 31, 2012 (M$) Assets / (Liabilities)	Gross value before offsetting – assets	Gross value before offsetting – liabilities	Amounts offset – assets(c)	Amounts offset – liabilities(c)	Net balance sheet value presented – assets	Net balance sheet value presented – liabilities	Other amounts not offset	Net carrying amount	Fair value(b)
Crude oil, petroleum products and freight rates activities
Petroleum products and crude oil swaps	188	(222)	(119)	119	69	(103)	—	(34)	(34)
Freight rate swaps	—	—	—	—	—	—	—	—	—
Forwards(a)	9	(12)	(4)	4	5	(8)	—	(3)	(3)
Options	305	(329)	(298)	298	7	(31)	—	(24)	(24)
Futures	—	(8)	—	—	—	(8)	—	(8)	(8)
Options on futures	85	(78)	(78)	78	7	—	—	7	7
Other / Collateral	—	—	—	—	—	—	29	29	29
Total crude oil, petroleum products and freight rates	587	(649)	(499)	499	88	(150)	29	(33)	(33)
Gas & Power activities
Swaps	71	(93)	(57)	57	14	(36)	—	(22)	(22)
Forwards(a)	860	(476)	(63)	63	797	(413)	—	384	384
Options	15	(18)	(15)	15	—	(3)	—	(3)	(3)
Futures	—	—	—	—	—	—	—	—	—
Other / Collateral	—	—	—	—	—	—	41	41	41
Total Gas & Power	946	(587)	(135)	135	811	(452)	41	400	400
Total	1,533	(1,236)	(634)	634	899	(602)	70	367	367
Total of fair value non recognized in the balance sheet									—

(a)	Forwards: contracts resulting in physical delivery are accounted for as derivative commodity contracts and included in the amounts shown.
(b)	When the fair value of derivatives listed on an organized exchange market (futures, options on futures and swaps) is offset with the margin call received or paid in the balance sheet, this fair value is set to zero.
(c)	Amounts offset in accordance with IAS 32.

Most commitments on crude oil and refined products have a short term maturity (less than one year). The maturity of most Gas & Power energy derivatives is less than three years forward.

The changes in fair value of financial instruments related to commodity contracts are detailed as follows:

For the year ended December 31, (M$)	Fair value as of January 1,	Impact on income	Settled contracts	Other	Fair value as of December 31,
Crude oil, petroleum products and freight rates activities
2014	(128)	2,471	(1,445)	(1)	897
2013	(62)	2,266	(2,330)	(2)	(128)
2012	(48)	2,176	(2,191)	1	(62)
Gas & Power activities
2014	558	922	(909)	(39)	532
2013	359	624	(375)	(50)	558
2012	655	755	(1,060)	9	359

The fair value hierarchy for financial instruments related to commodity contracts is as follows:

As of December 31, 2014 (M$)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	239	658	—	897
Gas & Power activities	92	440	—	532
Total	331	1,098	—	1,429

As of December 31, 2013 (M$)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	21	(149)	—	(128)
Gas & Power activities	—	558	—	558
Total	21	409	—	430

As of December 31, 2012 (M$)	Quoted prices in active markets for identical assets (level 1)	Prices based on observable data (level 2)	Prices based on non observable data (level 3)	Total
Crude oil, petroleum products and freight rates activities	7	(69)	—	(62)
Gas & Power activities	(69)	428	—	359
Total	(62)	359	—	297

The description of each fair value level is presented in Note 1 paragraph M(v) to the Consolidated Financial Statements.

31) Financial risks management

Oil	and gas market related risks

Due to the nature of its business, the Group has significant oil and gas trading activities as part of its day-to-day operations in order to optimize revenues from its oil and gas production and to obtain favorable pricing to supply its refineries.

In its international oil trading business, the Group follows a policy of not selling its future production. However, in connection with this trading business, the Group, like most other oil companies, uses energy derivative instruments to adjust its exposure to price fluctuations of crude oil, refined products, natural gas, power and coal. The Group also uses freight rate derivative contracts in its shipping business to adjust its exposure to freight-rate fluctuations. To hedge against this risk, the Group uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets. The list of the different derivatives held by the Group in these markets is detailed in Note 30 to the Consolidated Financial Statements.

The Trading & Shipping division measures its market risk exposure, i.e. potential loss in fair values, on its crude oil, refined products and freight rates trading activities using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a 24-hour period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the last 400 business days for all instruments and maturities in the global trading activities. Options are systematically re-evaluated using appropriate models.

The potential movement in fair values corresponds to a 97.5% value-at-risk type confidence level. This means that the Group’s portfolio result is likely to exceed the value-at-risk loss measure once over 40 business days if the portfolio exposures were left unchanged.

Trading & Shipping : value-at-risk with a 97.5% probability

As of December 31, (M$)	High	Low	Average	Year end
2014	12.9	3.3	7.7	5.1
2013	12.9	4.5	8.2	9.8
2012	16.1	4.9	9.5	7.2

As part of its gas, power and coal trading activity, the Group also uses derivative instruments such as futures, forwards, swaps and options in both organized and over-the-counter markets. In general, the transactions are settled at maturity date through physical delivery. The Gas & Power division measures its market risk exposure, i.e. potential loss in fair values, on its trading business using a value-at-risk technique. This technique is based on an historical model and makes an assessment of the market risk arising from possible future changes in market values over a one-day period. The calculation of the range of potential changes in fair values takes into account a snapshot of the end-of-day exposures and the set of historical price movements for the past two years for all instruments and maturities in the global trading business.

Gas & Power trading : value-at-risk with a 97.5% probability

As of December 31, (M$)	High	Low	Average	Year end
2014	15.4	3.2	6.0	4.0
2013	11.4	3.0	5.8	6.2
2012	26.7	3.5	9.5	3.7

The Group has implemented strict policies and procedures to manage and monitor these market risks. These are based on the separation of control and front-office functions and on an integrated information system that enables real-time monitoring of trading activities.

Limits on trading positions are approved by the Group’s Executive Committee and are monitored daily. To increase flexibility and encourage liquidity, hedging operations are performed with numerous independent operators, including other oil companies, major energy producers or consumers and financial institutions. The Group has established counterparty limits and monitors outstanding amounts with each counterparty on an ongoing basis.

Financial markets related risks

As part of its financing and cash management activities, the Group uses derivative instruments to manage its exposure to changes in interest rates and foreign exchange rates. These instruments are mainly interest rate and currency swaps. The Group may also occasionally use futures contracts and options. These operations and their accounting treatment are detailed in Notes 1 paragraph M, 20, 28 and 29 to the Consolidated Financial Statements.

Risks relative to cash management operations and to interest rate and foreign exchange financial instruments are managed according to rules set by the Group’s senior management, which provide for regular pooling of available cash balances, open positions and management of the financial instruments by the Treasury Department. Excess cash of the Group is deposited mainly in government institutions, deposit banks, or major companies through deposits, reverse repurchase agreements and purchase of commercial paper. Liquidity positions and the management of financial instruments are centralized by the Treasury Department, where they are managed by a team specialized in foreign exchange and interest rate market transactions.

The Cash Monitoring-Management Unit within the Treasury Department monitors limits and positions per bank on a daily basis and results of the Front Office. This unit also prepares marked-to-market valuations of used financial instruments and, when necessary, performs sensitivity analysis.

Counterparty risk

The Group has established standards for market transactions under which bank counterparties must be approved in advance, based on an assessment of the counterparty’s financial soundness (multi-criteria analysis including a review of market prices and of the Credit Default Swap (CDS), its ratings with Standard & Poor’s and Moody’s, which must be of high quality, and its overall financial condition).

An overall authorized credit limit is set for each bank and is allotted among the subsidiaries and the Group’s central treasury entities according to their needs.

To reduce the market value risk on its commitments, in particular for swaps set as part of bonds issuance, the Treasury Department has concluded margin call contracts with significant counterparties.

Currency exposure

The Group seeks to minimize the currency exposure of each entity to its functional currency (primarily the dollar, the euro, the pound sterling and the Norwegian krone).

For currency exposure generated by commercial activity, the hedging of revenues and costs in foreign currencies is typically performed using currency operations on the spot market and, in some cases, on the forward market. The Group rarely hedges future cash flows, although it may use options to do so.

With respect to currency exposure linked to non-current assets, the Group has a hedging policy of financing these assets in their functional currency.

Net short-term currency exposure is periodically monitored against limits set by the Group’s senior management.

The non-current debt described in Note 20 to the Consolidated Financial Statements is generally raised by the corporate treasury entities either directly in dollars or in euros, or in other currencies which are then exchanged for dollars or euros through swap issues to appropriately match general corporate needs. The proceeds from these debt issuances are loaned to affiliates whose accounts are kept in dollars or in euros. Thus, the net sensitivity of these positions to currency exposure is not significant.

The Group’s short-term currency swaps, the notional value of which appears in Note 29 to the Consolidated Financial

Statements, are used to attempt to optimize the centralized cash management of the Group. Thus, the sensitivity to currency fluctuations which may be induced is likewise considered negligible.

Short-term interest rate exposure and cash

Cash balances, which are primarily composed of euros and dollars, are managed according to the guidelines established by the Group’s senior management (to maintain an adequate level of liquidity, optimize revenue from investments considering existing interest rate yield curves, and minimize the cost of borrowing) over a less than twelve-month horizon and on the basis of a daily interest rate benchmark, primarily through short-term interest rate swaps and short-term currency swaps, without modifying currency exposure.

Interest rate risk on non-current debt

The Group’s policy consists of incurring non-current debt primarily at a floating rate, or, if the opportunity arises at the time of an issuance, at a fixed rate. Debt is incurred in dollars, in euros according to general corporate needs. Long-term interest rate and currency swaps may be used to hedge bonds at their issuance in order to create a variable or fixed rate synthetic debt. In order to partially modify the interest rate structure of the long-term debt, TOTAL may also enter into long-term interest rate swaps.

Sensitivity analysis on interest rate and foreign exchange risk

The tables below present the potential impact of an increase or decrease of 10 basis points on the interest rate yield curves for each of the currencies on the fair value of the current financial instruments as of December 31, 2014, 2013 and 2012.

			Change in fair value due to a change in interest rate by
Assets / (Liabilities) (M$)	Carrying amount	Estimated fair value	+ 10 basis points	- 10 basis points
As of December 31, 2014
Bonds (non-current portion, before swaps)	(43,088)	(44,079)	292	(286)
Swaps hedging fixed-rates bonds (liabilities)	(944)	(944)	—	—
Swaps hedging fixed-rates bonds (assets)	1,319	1,319	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	375	375	(153)	149
Current portion of non-current debt after swap (excluding capital lease obligations)	4,411	4,411	5	(4)
Other interest rates swaps	2	2	3	(3)
Currency swaps and forward exchange contracts	318	318	—	—
As of December 31, 2013
Bonds (non-current portion, before swaps)	(33,138)	(33,966)	54	(54)
Swaps hedging fixed-rates bonds (liabilities)	(325)	(325)	—	—
Swaps hedging fixed-rates bonds (assets)	1,418	1,418	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	1,092	1,092	(39)	37
Current portion of non-current debt after swap (excluding capital lease obligations)	5,218	5,218	6	(6)
Other interest rates swaps	(1)	(1)	(1)	1
Currency swaps and forward exchange contracts	17	17	—	—
As of December 31, 2012
Bonds (non-current portion, before swaps)	(28,163)	(28,426)	128	(128)
Swaps hedging fixed-rates bonds (liabilities)	(15)	(15)	—	—
Swaps hedging fixed-rates bonds (assets)	2,145	2,145	—	—
Total swaps hedging fixed-rates bonds (assets and liabilities)	2,131	2,131	(76)	76
Current portion of non-current debt after swap (excluding capital lease obligations)	5,608	5,608	5	(5)
Other interest rates swaps	—	—	3	(3)
Currency swaps and forward exchange contracts	(66)	(66)	—	—

The impact of changes in interest rates on the cost of net debt before tax is as follows:

For the year ended December 31, (M$)	2014	2013	2012
Cost of net debt	(640)	(804)	(735)
Interest rate translation of :
+ 10 basis points	(19)	(15)	(14)
- 10 basis points	19	15	14
+ 100 basis points	(193)	(150)	(136)
- 100 basis points	193	150	136

As a result of the policy for the management of currency exposure previously described, the Group’s sensitivity to currency exposure is primarily influenced by the net equity of the subsidiaries whose functional currency is the euro and the ruble, and to a lesser extent, the pound sterling, the Norwegian krone.

This sensitivity is reflected in the historical evolution of the currency translation adjustment recorded in the statement of changes in consolidated shareholders’ equity which, over the course of the last three years, is essentially related to the fluctuation of the euro, the ruble and the pound sterling and is set forth in the table below:

	Dollar / Euro exchange rates	Dollar / Pound sterling exchange rates	Dollar / Ruble exchange rates
December 31, 2014	0.82	0.64	59.58
December 31, 2013	0.73	0.60	32.87
December 31, 2012	0.76	0.62	30.57

As of December 31, 2014 (M$)	Total	Euro	Dollar	Pound sterling	Ruble	Other currencies
Shareholders’ equity at historical exchange rate	97,810	26,056	50,179	6,762	6,489	8,324
Currency translation adjustment before net investment hedge	(7,480)	(2,290)	—	(894)	(3,215)	(1,081)
Net investment hedge — open instruments	—	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2014	90,330	23,766	50,179	5,868	3,274	7,243

As of December 31, 2013 (M$)	Total	Euro	Dollar	Pound sterling	Ruble	Other currencies
Shareholders’ equity at historical exchange rate	101,444	30,444	50,053	6,776	6,960	7,211
Currency translation adjustment before net investment hedge	(1,203)	148	—	(543)	(607)	(201)
Net investment hedge — open instruments	—	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2013	100,241	30,592	50,053	6,233	6,353	7,010

As of December 31, 2012 (M$)	Total	Euro	Dollar	Pound sterling	Ruble	Other currencies
Shareholders’ equity at historical exchange rate	95,665	32,299	41,821	6,673	6,147	8,725
Currency translation adjustment before net investment hedge	(1,696)	(1,020)	—	(688)	(164)	176
Net investment hedge — open instruments	—	—	—	—	—	—
Shareholders’ equity at exchange rate as of December 31, 2012	93,969	31,279	41,821	5,985	5,983	8,901

Stock market risk

The Group holds interests in a number of publicly-traded companies (see Notes 12 and 13 to the Consolidated Financial Statements). The market value of these holdings fluctuates due to various factors, including stock market trends, valuations of the sectors in which the companies operate, and the economic and financial condition of each individual company.

Liquidity risk

TOTAL S.A. has confirmed lines of credit granted by international banks, which are calculated to allow it to manage its short-term liquidity needs as required.

As of December 31, 2014, these lines of credit amounted to $10,514 million, of which $10,514 million was unused. The agreements for the lines of credit granted to TOTAL S.A. do not contain conditions related to the Company’s financial ratios, to its financial ratings from specialized agencies, or to the occurrence of events that could have a material adverse effect on its financial position. As of December 31, 2014, the aggregate amount of the principal confirmed lines of credit granted by international banks to Group companies, including TOTAL S.A., was $11,064 million, of which $10,764 million was unused. The lines of credit granted to Group companies other than TOTAL S.A. are not intended to finance the Group’s general needs; they are intended to finance either the general needs of the borrowing subsidiary or a specific project.

The following tables show the maturity of the financial assets and liabilities of the Group as of December 31, 2014, 2013 and 2012 (see Note 20 to the Consolidated Financial Statements).

As of December 31, 2014 (M$) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)	—	(4,793)	(4,547)	(4,451)	(4,765)	(25,606)	(44,162)
Current borrowings	(10,942)	—	—	—	—	—	(10,942)
Other current financial liabilities	(180)	—	—	—	—	—	(180)
Current financial assets	1,293	—	—	—	—	—	1,293
Assets and liabilities available for sale or exchange	56	—	—	—	—	—	56
Cash and cash equivalents	25,181	—	—	—	—	—	25,181
Net amount before financial expense	15,408	(4,793)	(4,547)	(4,451)	(4,765)	(25,606)	(28,754)
Financial expense on non-current financial debt	(901)	(833)	(783)	(718)	(624)	(1,960)	(5,819)
Interest differential on swaps	369	167	(31)	(127)	(154)	(790)	(566)
Net amount	14,876	(5,459)	(5,361)	(5,296)	(5,543)	(28,356)	(35,139)

As of December 31, 2013 (M$) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)	—	(4,647)	(4,528)	(4,159)	(4,361)	(15,461)	(33,156)
Current borrowings	(11,193)	—	—	—	—	—	(11,193)
Other current financial liabilities	(381)	—	—	—	—	—	(381)
Current financial assets	739	—	—	—	—	—	739
Assets and liabilities available for sale or exchange	179	—	—	—	—	—	179
Cash and cash equivalents	20,200	—	—	—	—	—	20,200
Net amount before financial expense	9,544	(4,647)	(4,528)	(4,159)	(4,361)	(15,461)	(23,612)
Financial expense on non-current financial debt	(1,005)	(912)	(764)	(701)	(616)	(1,783)	(5,781)
Interest differential on swaps	483	392	138	(33)	(110)	(710)	160
Net amount	9,022	(5,167)	(5,154)	(4,893)	(5,087)	(17,954)	(29,233)

As of December 31, 2012 (M$) Assets/(Liabilities)	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
Non-current financial debt (notional value excluding interests)	—	(5,056)	(4,572)	(2,804)	(4,124)	(10,691)	(27,247)
Current borrowings	(14,535)	—	—	—	—	—	(14,535)
Other current financial liabilities	(232)	—	—	—	—	—	(232)
Current financial assets	2,061	—	—	—	—	—	2,061
Assets and liabilities available for sale or exchange	(997)	—	—	—	—	—	(997)
Cash and cash equivalents	20,409	—	—	—	—	—	20,409
Net amount before financial expense	6,706	(5,056)	(4,572)	(2,804)	(4,124)	(10,691)	(20,541)
Financial expense on non-current financial debt	(984)	(824)	(685)	(534)	(464)	(1,423)	(4,914)
Interest differential on swaps	490	443	297	140	82	(47)	1,405
Net amount	6,212	(5,437)	(4,960)	(3,198)	(4,506)	(12,161)	(24,050)

In addition, the Group guarantees bank debt and finance lease obligations of certain non-consolidated companies and equity affiliates. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee, and no assets are held as collateral for these guarantees. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees given against borrowings”).

The Group also guarantees the current liabilities of certain non-consolidated companies. Performance under these guarantees would be triggered by a financial default of these entities. Maturity dates and amounts are set forth in Note 23 to the Consolidated Financial Statements (“Guarantees of current liabilities”).

The following table sets forth financial assets and liabilities related to operating activities as of December 31, 2014, 2013 and 2012 (see Note 28 to the Consolidated Financial Statements).

As of December 31, (M$) Assets/(Liabilities)	2014	2013	2012
Accounts payable	(24,150)	(30,282)	(28,563)
Other operating liabilities	(7,935)	(8,191)	(7,784)
including financial instruments related to commodity contracts	(1,073)	(848)	(602)
Accounts receivable, net	15,704	23,422	25,339
Other operating receivables	10,792	9,917	8,126
including financial instruments related to commodity contracts	2,502	1,278	899
Total	(5,589)	(5,134)	(2,882)

These financial assets and liabilities mainly have a maturity date below one year.

Credit risk

Credit risk is defined as the risk of the counterparty to a contract failing to perform or pay the amounts due.

The Group is exposed to credit risks in its operating and financing activities. The Group’s maximum exposure to credit risk is partially related to financial assets recorded on its balance sheet, including energy derivative instruments that have a positive market value.

The following table presents the Group’s maximum credit risk exposure:

As of December 31, (M$) Assets/(Liabilities)	2014	2013	2012
Loans to equity affiliates (note 12)	4,626	3,554	3,114
Loans and advances (note 14)	3,326	3,575	2,912
Hedging instruments of non-current financial debt (note 20)	1,319	1,418	2,145
Accounts receivable (note 16)	15,704	23,422	25,339
Other operating receivables (note 16)	10,792	9,917	8,126
Current financial assets (note 20)	1,293	739	2,061
Cash and cash equivalents (note 27)	25,181	20,200	20,409
Total	62,241	62,825	64,106

The valuation allowance on loans and advances and on accounts receivable and other operating receivables is detailed respectively in Notes 14 and 16 to the Consolidated Financial Statements.

As part of its credit risk management related to operating and financing activities, the Group has developed margin call contracts with certain counterparties. As of December 31, 2014, the net amount received as part of these margin calls was $1,437 million (against $1,105 million as of December 31, 2013 and $2,157 million as of December 31, 2012).

The Group has established a number of programs for the sale of trade receivables, without recourse, with various banks, primarily to reduce its exposure to such receivables. As a result of these programs the Group retains no risk of payment default after the sale, but may continue to service the customer accounts as part of a service arrangement on behalf of the buyer and is required to pay to the buyer payments it receives from the customers relating to the receivables sold. As of December 31, 2014, the net value of receivables sold amounted to $3,036 million. No financial asset or liability remains recognized in the consolidated balance sheet after the date of sale.

Credit risk is managed by the Group’s business segments as follows:

•	Upstream segment

–	Exploration & Production

Risks arising under contracts with government authorities or other oil companies or under long-term supply contracts necessary for the development of projects are evaluated during the project approval process. The long-term aspect of these contracts and the high-quality of the other parties lead to a low level of credit risk.

Risks related to commercial operations, other than those described above (which are, in practice, directly monitored by subsidiaries), are subject to procedures for establishing and reviewing credit.

Customer receivables are subject to provisions on a case-by-case basis, based on prior history and management’s assessment of the facts and circumstances.

–	Gas & Power

Gas & Power deals with counterparties in the energy, industrial and financial sectors throughout the world. Financial institutions providing credit risk coverage are highly rated international bank and insurance groups.

Potential counterparties are subject to credit assessment and approval before concluding transactions and are thereafter subject to regular review, including re-appraisal and approval of the limits previously granted.

The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as data published by rating agencies. On this basis, credit limits are defined for each potential counterparty and, where appropriate, transactions are subject to specific authorizations.

Credit exposure, which is essentially an economic exposure or an expected future physical exposure, is permanently monitored and subject to sensitivity measures.

Credit risk is mitigated by the systematic use of industry standard contractual frameworks that permit netting, enable requiring added security in case of adverse change in the counterparty risk, and allow for termination of the contract upon occurrence of certain events of default.

•	Refining & Chemicals segment

–	Refining & Chemicals

Credit risk is primarily related to commercial receivables. Internal procedures of Refining & Chemicals include rules for the management of credit describing the fundamentals of internal control in this domain. Each division implements procedures for managing and provisioning credit risk that differ based on the size of the subsidiary and the market in which it operates. The principal elements of these procedures are:

•	implementation of credit limits with different authorization procedures for possible credit overruns;

•	use of insurance policies or specific guarantees (letters of credit);

•	regular monitoring and assessment of overdue accounts (aging balance), including collection procedures; and

•	provisioning of bad debts on a customer-by-customer basis, according to payment delays and local payment practices (provisions may also be calculated based on statistics).

Counterparties are subject to credit assessment and approval prior to any transaction being concluded. Regular reviews are made for all active counterparties including a re-appraisal and renewing of the granted credit limits. The limits of the counterparties are assessed based on quantitative and qualitative data regarding financial standing, together with the review of any relevant third party and market information, such as that provided by rating agencies and insurance companies.

–	Trading & Shipping

Trading & Shipping deals with commercial counterparties and financial institutions located throughout the world.

Counterparties to physical and derivative transactions are primarily entities involved in the oil and gas industry or in the trading of energy commodities, or financial institutions. Credit risk coverage is concluded with financial institutions, international banks and insurance groups selected in accordance with strict criteria.

The Trading & Shipping division has a strict policy of internal delegation of authority governing establishment of country and counterparty credit limits and approval of specific transactions. Credit exposures contracted under these limits and approvals are monitored on a daily basis.

Potential counterparties are subject to credit assessment and approval prior to any transaction being concluded and all active counterparties are subject to regular reviews, including re-appraisal and approval of granted limits. The creditworthiness of counterparties is assessed based on an analysis of quantitative and qualitative data regarding financial standing and business risks, together with the review of any relevant third party and market information, such as ratings published by Standard & Poor’s, Moody’s Investors Service and other agencies.

Contractual arrangements are structured so as to maximize the risk mitigation benefits of netting between transactions wherever possible and additional protective terms providing for the provision of security in the event of financial deterioration and the termination of transactions on the occurrence of defined default events are used to the greatest permitted extent.

Credit risks in excess of approved levels are secured by means of letters of credit and other guarantees, cash deposits and insurance arrangements. In respect of derivative transactions, risks are secured by margin call contracts wherever possible.

•	Marketing & Services segment

Internal procedures for the Marketing & Services division include rules on credit risk that describe the basis of internal control in this domain, including the separation of authority between commercial and financial operations. Credit policies are defined at the local level, complemented by the implementation of procedures to monitor customer risk (credit committees at the subsidiary level, the creation of credit limits for corporate customers, portfolio guarantees, etc.).

Each entity also implements monitoring of its outstanding receivables. Risks related to credit may be mitigated or limited by subscription of credit insurance and/or requiring security or guarantees.

Bad debts are provisioned on a case-by-case basis at a rate determined by management based on an assessment of the risk of credit loss.

32) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described below.

•	Refining & Chemicals segment

As part of the spin-off of Arkema(1) in 2006, TOTAL S.A. and certain other Group companies agreed to grant Arkema for a period of ten years a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off. As of December 31, 2013, all public and civil proceedings covered by the guarantee were definitively resolved in Europe and in the United States. Despite the fact that Arkema has implemented since 2001 compliance procedures that are designed to prevent its employees from violating antitrust provisions, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off.

•	Marketing & Services segment

–

Following the appeal lodged by the Group’s companies against the European Commission’s 2008 decision fining Total Marketing Services an amount of €128.2 million in relation to practices regarding a product line of the Marketing & Services segment, which the company had already paid, and concerning which TOTAL S.A. was declared jointly liable as the parent company, the relevant European court decided during the third quarter of 2013 to reduce the fine imposed on Total Marketing Services to €125.5 million without modifying the liability of TOTAL S.A. as parent company. Appeals have been lodged against this judgment.

–	In the Netherlands, a civil proceeding was initiated against TOTAL S.A., Total Marketing Services and other companies by third parties alleging damages in connection with practices already sanctioned by the European Commission. At this stage, the plaintiffs have still not communicated the amount of their claim.

–

Finally, in Italy, in 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure follows practices that had been sanctioned by the Italian competition authority in 2006. The procedure has not evolved, the existence and the assessment of the alleged damages in this procedure involving multiple defendants remain strongly contested.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, a deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

(1)

Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the Toulouse Criminal Court. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the event, were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

On January 13, 2015, the French Supreme Court (Cour de cassation) fully quashed the decision of September 24, 2012. The impugned decision is set aside and the parties find themselves in the position they were in before the decision was rendered. The case is referred back to the Court of Appeal of Paris for a new criminal trial. The trial date has not yet been set.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €10.3 million reserve remains booked in the Group’s consolidated financial statements as of December 31, 2014.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed at verifying whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after several years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted the appointment of a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements.

With respect to the same facts, TOTAL and its late Chairman and Chief Executive Officer, who was President of the Middle East division at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. This position was reiterated by the Prosecutor’s office in June 2014. By order notified in October 2014, the investigating magistrate decided to refer the case to trial.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences for its future planned operations.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s late Chairman and Chief Executive Officer, formerly President of the Group’s Exploration & Production division, not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s late Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 was irrevocable since the Prosecutor’s office did not appeal this part of the Criminal Court’s decision. The appeal hearing is expected to start in October 2015.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subjects of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field.

The criminal investigation was closed in the first half of 2010.

In May 2012, the Judge of the preliminary hearing decided to dismiss the charges against some of the Group’s employees and to refer the case for trial for a reduced number of charges. The trial started in September 2012.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered a decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment). According to the Tribunal, Rivunion was held liable as tax collector for withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002 and unable to recover the amounts corresponding to the withholding taxes in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012. On August 29, 2013, the Swiss federal tax administration lodged a claim as part of the insolvency proceedings of Rivunion, for an amount of CHF 284 million, including CHF 171 million of principal as well as interest for late payment.

Total Gabon

On February 14, 2014, Total Gabon received a tax re-assessment notice from the Ministère de l’Économie et de la Prospective of the Gabonese Republic accompanied by a partial tax collection notice, following the tax audit of Total Gabon in relation to the years 2008 to 2010. The partial tax collection procedure was suspended on March 5, 2014 further to the action that Total Gabon engaged before the Tax Administration.

Discussions with the Gabonese authorities led to the termination in early November 2014 of the tax assessment procedure to which Total Gabon was subject. Net income for Total Gabon as of September 30, 2014 includes the impact of the closing of this procedure, following which Total Gabon obtained a tax clearance for the relevant period, extended to and including the years 2011 to 2013.

Kashagan

In Kazakhstan, the start-up of production of the Kashagan field, in which TOTAL holds an interest of 16.81%, occurred on September 11, 2013. Following the detection of a gas leak from the export pipeline, production was stopped on September 24, 2013. Production was resumed but then stopped again shortly thereafter following the detection of another leak. Pressure tests were performed in a fully controlled environment revealing some other potential leaks/cracks. The production of the field was stopped and a thorough investigation was launched.

After the identification of a significant number of anomalies in the oil and gas export lines, it was decided to replace both pipelines. The remedial work will be conducted according to best international oil and gas field practices and strict HSE requirements in order to address, mitigate and remedy all problems prior to the restart of production.

On December 13, 2014, the Republic of Kazakhstan and the co-venturers of the consortium settled the disputes raised over the last several years concerning a number of operational, financial and environmental matters. This settlement agreement definitively closed these proceedings without a significant impact on the Group’s financial situation or consolidated results.

Russia

Since July 2014, members of the international community have adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, in response to the situation in Ukraine.

Among other things, the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) has adopted economic sanctions targeting OAO Novatek, a Russian company listed on the Moscow Interbank Currency Exchange and the London Stock Exchange in which the Group held an 18.24% interest as of December 31, 2014 through its subsidiary TOTAL E&P Holdings Russia, and entities in which OAO Novatek (individually or with other similarly targeted persons or entities collectively) owns an interest of at least 50%. The OFAC sanctions applicable to OAO Novatek prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issued after July 16, 2014 of greater than 90 days maturity, including OAO Yamal LNG, which is jointly-owned by OAO Novatek (60%), TOTAL E&P Yamal (20%) and CNODC (20%), a subsidiary of CNPC. Consequently, the use of the U.S. dollar for such financing is effectively prohibited.

In order to comply with these sanctions, the financing plan for the Yamal LNG project is being reviewed, and the project’s partners are engaged in efforts to develop an alternate financing plan in line with the applicable regulations.

TOTAL continues to closely monitor the different international economic sanctions with respect to its activities in Russia. Within this framework, the Group is filing the requests for prior authorizations required by EU restrictive measures concerning technical assistance, brokering services, financing and financial assistance related to certain technologies. The Treasury Department of the French Ministry of Finance, the competent authority on the subject, issued authorizations especially for the projects of Yamal LNG, Kharyaga and Termokarstovoye. The United States has also imposed export controls and restrictions on the export of goods, services, and technologies for use in certain Russian energy projects that may affect TOTAL’s activities in Russia.

Since July 18, 2014, the Group has not acquired any additional shares of OAO Novatek.

Djibouti

Following the confirmation of their conviction by a final judgment of the facts regarding pollution that occurred in the port of Djibouti in 1997, Total Djibouti SA and Total Marketing Djibouti SA each received in September 2014 an order to pay €53.8 million to the Republic of Djibouti. The amounts were contested by the two companies which, unable to deal with the liability, in accordance with local law, filed declarations of insolvency with the court on October 7, 2014. With respect to Total Djibouti SA, the insolvency proceeding comprised a recovery plan.

Following a judgment delivered on November 18, 2014, the recovery plan proposed by Total Djibouti SA was rejected and the two companies were put into liquidation.

Total Djibouti SA, a subsidiary indirectly 100% owned of TOTAL S.A., fully holds the capital of Total Marketing Djibouti SA.

33) Other information

Research and development costs incurred by the Group in 2014 amounted to $1,353 million ($1,260 million in 2013 and $1,034 million in 2012), corresponding to 0.57% of the sales.

The staff dedicated in 2014 to these research and development activities are estimated at 4,840 people (4,684 in 2013 and 4,110 in 2012).

34)	Changes in progress in the Group structure

•	Upstream

–

TOTAL announced in November 2012 an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). On July 17, 2014, Sinopec informed the Group of its decision to not complete the transaction. The Group is actively pursuing its divestment process. At December 31, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $2,401 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $831 million. The assets concerned mainly include tangible assets for an amount of $2,175 million.

–	TOTAL has signed in July 2014 an agreement with Exxaro Resources Ltd for the sale of its 100% stake in Total Coal South Africa, its coal-producing affiliate in South Africa. Completion of the sale is subject to approval by the relevant authorities. At December 31, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $469 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $58 million. The assets concerned mainly include tangible assets for an amount of $398 million.

•	Marketing & Services

–

TOTAL announced in July 2014 that it had entered into exclusive negotiations with UGI Corporation, the parent company of Antargaz, having received a firm offer from the U.S. company to acquire 100% of the outstanding shares of Totalgaz, the Group’s liquefied petroleum gas (LPG) distributor in France. At December 31, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $367 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $265 million. The assets and liabilities concerned mainly include tangible assets for an amount of $158 million, trade receivables for an amount of $126 million, deposits and guarantees received for an amount of $120 million and accounts payable for an amount of $85 million.

•	Refining & Chemicals

–

TOTAL announced in September 2014 that it had received an offer from the French group Arkema, one of the worlds major players in specialty chemicals, to acquire its subsidiary Bostik, a global company specializing in chemical adhesives. At December 31, 2014 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $1,664 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $606 million. The assets and liabilities concerned mainly include intangible assets for an amount of $561, tangible assets for an amount of $356 million, trade receivables for an amount of $346 million, inventories for an amount of $220 million, provisions for employee benefits for an amount of $188 million and accounts payable for an amount of $193 million. The sale has been finalized on February 2, 2015.

35) Consolidation scope

As of December 31, 2014, 903 entities are consolidated of which 818 are fully consolidated and 85 are accounted for under equity method (E).

The table below sets forth the main Group consolidated entities:

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
Upstream	ABU DHABI GAS INDUSTRIES LIMITED	15.00%	E	UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	ABU DHABI GAS LIQUEFACTION COMPANY LTD	5.00%	E	UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	ABU DHABI MARINE AREAS LIMITED	33.33%	E	UNITED KINGDOM	UNITED ARAB EMIRATES
	ABU DHABI PETROLEUM COMPANY LIMITED	23.75%	E	UNITED KINGDOM	UNITED ARAB EMIRATES
	ANGOLA BLOCK 14 B.V.	50.01%		NETHERLANDS	ANGOLA
	ANGOLA LNG LIMITED	13.60%	E	BERMUDA	ANGOLA
	ANGOLA LNG SUPPLY SERVICES LLC	13.60%	E	UNITED STATES	UNITED STATES
	BONNY GAS TRANSPORT LIMITED	15.00%	E	BERMUDA	NIGERIA
	BRASS HOLDINGS S.A.R.L.	100.00%		LUXEMBOURG	LUXEMBOURG
	BRASS LNG LTD	20.48%	E	NIGERIA	NIGERIA
	CDF ENERGIE	100.00%		FRANCE	FRANCE
	CEPSA GAS COMERCIALIZADORA SA	35.00%	E	SPAIN	SPAIN
	DEER CREEK PIPELINES LIMITED	75.00%		CANADA	CANADA
	DOLPHIN ENERGY LIMITED	24.50%	E	UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	DORSTFONTEIN COAL MINES (PROPRIETARY) LIMITED	74.00%		SOUTH AFRICA	SOUTH AFRICA
	E. F. OIL AND GAS LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	EASTERN POWER AND ELECTRIC COMPANY LIMITED	28.00%	E	THAILAND	THAILAND
	ELF EXPLORATION PRODUCTION	100.00%		FRANCE	FRANCE
	ELF EXPLORATION UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	ELF HYDROCARBONS LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	ELF PETROLEUM IRAN	100.00%		FRANCE	IRAN
	ELF PETROLEUM UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	ELOFF MINING COMPANY (PROPRIETARY) LTD	51.01%		SOUTH AFRICA	SOUTH AFRICA
	FINA EXPLORATION LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	FINA PETROLEUM DEVELOPMENT LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	FINOSCA	100.00%		COLOMBIA	COLOMBIA
	FORZANDO COAL MINES (PROPRIETARY) LIMITED	86.74%		SOUTH AFRICA	SOUTH AFRICA
	FOSMAX LNG	27.50%	E	FRANCE	FRANCE
	GAS DEL LITORAL SRLCV	25.00%	E	MEXICO	MEXICO
	GAS INVESTMENT AND SERVICES COMPANY LTD	10.00%	E	UNITED KINGDOM	OMAN
	GEOMETHANE	28.04%	E	FRANCE	FRANCE
	GEOSUD	56.08%	E	FRANCE	FRANCE
	GULF TOTAL TRACTEBEL POWER COMPANY PSJC	20.00%	E	UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	HAZIRA LNG PRIVATE LIMITED	26.00%	E	INDIA	INDIA
	HAZIRA PORT PRIVATE LIMITED	26.00%	E	INDIA	INDIA
	ICHTHYS LNG PTY LTD	30.00%	E	AUSTRALIA	AUSTRALIA
	ITHEMBA FARM PROPRIETARY LTD	100.00%		SOUTH AFRICA	SOUTH AFRICA
	MABRUK OIL OPERATIONS	100.00%		FRANCE	STATE OF LIBYA
	MANYEKA COAL MINES (PROPRIETARY) LIMITED	100.00%		SOUTH AFRICA	SOUTH AFRICA
	MASINKETA COAL MINES PROPRIETARY LIMITED	74.00%		SOUTH AFRICA	SOUTH AFRICA
	MMAKAU COAL (PROPRIETARY) LIMITED	49.00%	E	SOUTH AFRICA	SOUTH AFRICA
	MOATTAMA GAS TRANSPORTATION COMPANY LIMITED	31.24%	E	BERMUDA	MYANMAR
	NATIONAL GAS SHIPPING COMPANY LTD.	5.00%	E	UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	NEWCASTLE COAL MINES (PROPRIETARY) LIMITED	100.00%		SOUTH AFRICA	SOUTH AFRICA
	NIGERIA LNG LTD	15.00%	E	NIGERIA	NIGERIA
	NORPIPE OIL AS	34.93%	E	NORWAY	NORWAY
	NORPIPE PETROLEUM UK LTD	32.87%	E	UNITED KINGDOM	NORWAY
	NORSEA PIPELINE LIMITED	32.87%	E	UNITED KINGDOM	NORWAY
	NOVATEK	18.24%	E	RUSSIAN FEDERATION	RUSSIAN FEDERATION
	OMAN LNG LLC	5.54%	E	OMAN	OMAN
	PARS LNG LIMITED	40.00%	E	BERMUDA	IRAN
	PETROCEDENO	30.32%	E	VENEZUELA	VENEZUELA
	PRIVATE OIL HOLDINGS OMAN LTD	10.00%	E	UNITED KINGDOM	OMAN

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	QATAR LIQUEFIED GAS COMPANY LIMITED (II)	16.70%	E	QATAR	QATAR
	QATARGAS LIQUEFIED GAS COMPANY LIMITED	10.00%	E	QATAR	QATAR
	RUWAIS FERTILIZER INDUSTRIES LIMITED	33.33%	E	UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	SHTOKMAN DEVELOPMENT AG	25.00%	E	SWITZERLAND	RUSSIAN FEDERATION
	SOUTH ASIA LPG PRIVATE LIMITED	50.00%	E	INDIA	INDIA
	SOUTH HOOK CHP	8.35%	E	UNITED KINGDOM	UNITED KINGDOM
	SOUTH HOOK LNG TERMINAL COMPANY LTD	8.35%	E	UNITED KINGDOM	UNITED KINGDOM
	TERNEFTEGAS LLC	58.30%	E	RUSSIAN FEDERATION	RUSSIAN FEDERATION
	TOTAL (BTC) B.V.	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL ABU AL BU KHOOSH	100.00%		FRANCE	UNITED ARAB EMIRATES
	TOTAL AUSTRAL	100.00%		FRANCE	ARGENTINA
	TOTAL COAL SOUTH AFRICA (PTY) LTD	100.00%		SOUTH AFRICA	SOUTH AFRICA
	TOTAL COLOMBIA PIPELINE	100.00%		FRANCE	COLOMBIA
	TOTAL DOLPHIN MIDSTREAM LIMITED	100.00%		BERMUDA	BERMUDA
	TOTAL E&P ABSHERON BV	100.00%		NETHERLANDS	AZERBAIJAN
	TOTAL E&P ALGERIE	100.00%		FRANCE	ALGERIA
	TOTAL E&P AMBORIP VI	100.00%		FRANCE	INDONESIA
	TOTAL E&P ANGOLA	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 15/06 LIMITED	100.00%		BERMUDA	ANGOLA
	TOTAL E&P ANGOLA BLOCK 17.06	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 25	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 31 LIMITED	100.00%		BAHAMAS	ANGOLA
	TOTAL E&P ANGOLA BLOCK 32	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 33	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 39	100.00%		FRANCE	ANGOLA
	TOTAL E&P ANGOLA BLOCK 40	100.00%		FRANCE	ANGOLA
	TOTAL E&P ARAFURA SEA	100.00%		FRANCE	INDONESIA
	TOTAL E&P ARUBA B.V.	100.00%		NETHERLANDS	ARUBA
	TOTAL E&P AUSTRALIA	100.00%		FRANCE	AUSTRALIA
	TOTAL E&P AUSTRALIA II	100.00%		FRANCE	AUSTRALIA
	TOTAL E&P AUSTRALIA III	100.00%		FRANCE	AUSTRALIA
	TOTAL E&P AZERBAIJAN BV	100.00%		NETHERLANDS	AZERBAIJAN
	TOTAL E&P BOLIVIE	100.00%		FRANCE	BOLIVIA
	TOTAL E&P BORNEO BV	100.00%		NETHERLANDS	BRUNEI
	TOTAL E&P BULGARIA B.V.	100.00%		NETHERLANDS	BULGARIA
	TOTAL E&P CAMBODGE	100.00%		FRANCE	CAMBODIA
	TOTAL E&P CANADA LTD	100.00%		CANADA	CANADA
	TOTAL E&P CHINE	100.00%		FRANCE	CHINA
	TOTAL E&P COLOMBIE	100.00%		FRANCE	COLOMBIA
	TOTAL E&P CONGO	85.00%		CONGO	CONGO
	TOTAL E&P COTE D’IVOIRE	100.00%		FRANCE	IVORY COAST
	TOTAL E&P COTE D’IVOIRE CI-514	100.00%		FRANCE	IVORY COAST
	TOTAL E&P COTE D’IVOIRE CI-515	100.00%		FRANCE	IVORY COAST
	TOTAL E&P COTE D’IVOIRE CI-516	100.00%		FRANCE	IVORY COAST
	TOTAL E&P CYPRUS B.V.	100.00%		NETHERLANDS	CYPRUS
	TOTAL E&P DEEP OFFSHORE BORNEO BV	100.00%		NETHERLANDS	BRUNEI
	TOTAL E&P DENMARK BV	100.00%		NETHERLANDS	DENMARK
	TOTAL E&P DO BRASIL LTDA	100.00%		BRAZIL	BRAZIL
	TOTAL E&P DOLPHIN UPSTREAM LIMITED	100.00%		BERMUDA	QATAR
	TOTAL E&P EAST EL BURULLUS OFFSHORE B.V.	100.00%		NETHERLANDS	EGYPT
	TOTAL E&P EGYPT BLOCK 2 B.V.	100.00%		NETHERLANDS	EGYPT
	TOTAL E&P EGYPTE	100.00%		FRANCE	EGYPT
	TOTAL E&P FRANCE	100.00%		FRANCE	FRANCE
	TOTAL E&P GOLFE HOLDINGS LTD.	100.00%		BERMUDA	BERMUDA
	TOTAL E&P GOLFE LIMITED	100.00%		UNITED ARAB EMIRATES	QATAR
	TOTAL E&P GUYANE FRANCAISE	100.00%		FRANCE	FRANCE
	TOTAL E&P HOLDING ICHTHYS	100.00%		FRANCE	FRANCE
	TOTAL E&P HOLDINGS AUSTRALIA PTY	100.00%		AUSTRALIA	AUSTRALIA
	TOTAL E&P HOLDINGS RUSSIA	100.00%		FRANCE	FRANCE
	TOTAL E&P HYDROCARBONS YEMEN B.V.	100.00%		NETHERLANDS	YEMEN
	TOTAL E&P ICHTHYS	100.00%		FRANCE	AUSTRALIA
	TOTAL E&P ICHTHYS B.V.	100.00%		NETHERLANDS	AUSTRALIA
	TOTAL E&P INDONESIA GMB KUTAI II	100.00%		FRANCE	INDONESIA
	TOTAL E&P INDONESIA MENTAWAI B.V.	100.00%		NETHERLANDS	INDONESIA
	TOTAL E&P INDONESIA SOUTH MANDAR	100.00%		FRANCE	INDONESIA
	TOTAL E&P INDONESIA TELEN B.V.	100.00%		NETHERLANDS	INDONESIA

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	TOTAL E&P INDONESIA WEST PAPUA	100.00%		FRANCE	INDONESIA
	TOTAL E&P INDONESIE	100.00%		FRANCE	INDONESIA
	TOTAL E&P IRAN	100.00%		FRANCE	IRAN
	TOTAL E&P IRAQ	100.00%		FRANCE	IRAQ
	TOTAL E&P ITALIA	100.00%		ITALY	ITALY
	TOTAL E&P KAZAKHSTAN	100.00%		FRANCE	KAZAKHSTAN
	TOTAL E&P KENYA B.V.	100.00%		NETHERLANDS	KENYA
	TOTAL E&P KURDISTAN REGION OF IRAQ (HARIR) B.V.	100.00%		NETHERLANDS	IRAQ
	TOTAL E&P KURDISTAN REGION OF IRAQ (SAFEN) B.V.	100.00%		NETHERLANDS	IRAQ
	TOTAL E&P KURDISTAN REGION OF IRAQ (TAZA) B.V.	100.00%		NETHERLANDS	IRAQ
	TOTAL E&P KURDISTAN REGION OF IRAQ B.V.	100.00%		NETHERLANDS	IRAQ
	TOTAL E&P KUTAI TIMUR	100.00%		FRANCE	INDONESIA
	TOTAL E&P LIBYE	100.00%		FRANCE	STATE OF LIBYA
	TOTAL E&P LUBLIN B.V.	100.00%		NETHERLANDS	POLAND
	TOTAL E&P MADAGASCAR	100.00%		FRANCE	MADAGASCAR
	TOTAL E&P MALAYSIA	100.00%		FRANCE	MALAYSIA
	TOTAL E&P MAROC	100.00%		FRANCE	MOROCCO
	TOTAL E&P MAURITANIA BLOCK C9 B.V.	100.00%		NETHERLANDS	MAURITANIA
	TOTAL E&P MAURITANIE	100.00%		FRANCE	MAURITANIA
	TOTAL E&P MAURITANIE BLOCK TA29 B.V.	100.00%		NETHERLANDS	MAURITANIA
	TOTAL E&P MONTELIMAR	100.00%		FRANCE	FRANCE
	TOTAL E&P MOZAMBIQUE B.V.	100.00%		NETHERLANDS	MOZAMBIQUE
	TOTAL E&P MYANMAR	100.00%		FRANCE	MYANMAR
	TOTAL E&P NEDERLAND BV	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL E&P NEW VENTURES INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL E&P NIGERIA DEEPWATER A LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA DEEPWATER B LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA DEEPWATER C LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA DEEPWATER D LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA DEEPWATER E LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA DEEPWATER F LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA DEEPWATER G LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA DEEPWATER H LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NIGERIA LTD	100.00%		NIGERIA	NIGERIA
	TOTAL E&P NORGE AS	100.00%		NORWAY	NORWAY
	TOTAL E&P NURMUNAI	100.00%		FRANCE	KAZAKHSTAN
	TOTAL E&P OMAN	100.00%		FRANCE	OMAN
	TOTAL E&P OMAN PETROLEUM B.V.	100.00%		NETHERLANDS	OMAN
	TOTAL E&P PHILIPPINES B.V.	100.00%		NETHERLANDS	PHILIPPINES
	TOTAL E&P PNG 1 B.V.	100.00%		NETHERLANDS	PAPUA NEW GUINEA
	TOTAL E&P PNG 2 B.V.	100.00%		NETHERLANDS	PAPUA NEW GUINEA
	TOTAL E&P PNG 3 B.V.	100.00%		NETHERLANDS	PAPUA NEW GUINEA
	TOTAL E&P PNG 4 B.V.	100.00%		NETHERLANDS	PAPUA NEW GUINEA
	TOTAL E&P PNG 5 B.V.	100.00%		NETHERLANDS	PAPUA NEW GUINEA
	TOTAL E&P PNG LIMITED	100.00%		PAPUA NEW GUINEA	PAPUA NEW GUINEA
	TOTAL E&P POLAND B.V.	100.00%		NETHERLANDS	POLAND
	TOTAL E&P QATAR	100.00%		FRANCE	QATAR
	TOTAL E&P RDC	100.00%		DEMOCRATIC REPUBLIC OF CONGO	DEMOCRATIC REPUBLIC OF CONGO
	TOTAL E&P RESEARCH & TECHNOLOGY USA LLC	100.00%		UNITED STATES	UNITED STATES
	TOTAL E&P RUSSIE	100.00%		FRANCE	RUSSIAN FEDERATION
	TOTAL E&P SADANG	100.00%		FRANCE	INDONESIA
	TOTAL E&P SAGERI	100.00%		FRANCE	INDONESIA
	TOTAL E&P SEBUKU	100.00%		FRANCE	INDONESIA
	TOTAL E&P SHTOKMAN	100.00%		FRANCE	RUSSIAN FEDERATION
	TOTAL E&P SOUTH AFRICA B.V.	100.00%		NETHERLANDS	SOUTH AFRICA
	TOTAL E&P SOUTH EAST MAHAKAM	100.00%		FRANCE	INDONESIA
	TOTAL E&P SOUTH SAGERI	100.00%		FRANCE	INDONESIA
	TOTAL E&P SOUTH SUDAN	100.00%		FRANCE	REPUBLIC OF SOUTH SUDAN
	TOTAL E&P SYRIE	100.00%		FRANCE	SYRIAN ARAB REPUBLIC
	TOTAL E&P TAJIKISTAN B.V.	100.00%		NETHERLANDS	TAJIKISTAN

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	TOTAL E&P THAILAND	100.00%		FRANCE	THAILAND
	TOTAL E&P UGANDA BV	100.00%		NETHERLANDS	UGANDA
	TOTAL E&P UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL E&P URUGUAY B.V.	100.00%		NETHERLANDS	URUGUAY
	TOTAL E&P URUGUAY ONSHORE B.V.	100.00%		NETHERLANDS	URUGUAY
	TOTAL E&P USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL E&P USA OIL SHALE, LLC	100.00%		UNITED STATES	UNITED STATES
	TOTAL E&P WELL RESPONSE	100.00%		FRANCE	FRANCE
	TOTAL E&P YAMAL	100.00%		FRANCE	FRANCE
	TOTAL E&P YEMEN	100.00%		FRANCE	YEMEN
	TOTAL E&P YEMEN BLOCK 3 BV	100.00%		NETHERLANDS	YEMEN
	TOTAL ENERGIE GAZ	100.00%		FRANCE	FRANCE
	TOTAL EXPLORATION M’BRIDGE	100.00%		NETHERLANDS	ANGOLA
	TOTAL EXPLORATION PRODUCTION NIGERIA	100.00%		FRANCE	FRANCE
	TOTAL FACILITIES MANAGEMENT BV	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL GABON	58.28%		GABON	GABON
	TOTAL GAS & POWER ACTIFS INDUSTRIELS	100.00%		FRANCE	FRANCE
	TOTAL GAS & POWER ASIA PRIVATE LIMITED	100.00%		SINGAPORE	SINGAPORE
	TOTAL GAS & POWER BRAZIL	100.00%		FRANCE	FRANCE
	TOTAL GAS & POWER CHARTERING LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL GAS & POWER INDIA	100.00%		FRANCE	FRANCE
	TOTAL GAS & POWER LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL GAS & POWER NORTH AMERICA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL GAS & POWER SERVICES LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL GAS & POWER THAILAND	100.00%		FRANCE	FRANCE
	TOTAL GAS CONTRACTS LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL GAS PIPELINE USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL GAS SHALE EUROPE	100.00%		FRANCE	FRANCE
	TOTAL GAS TRANSPORT VENTURES	100.00%		FRANCE	AZERBAIJAN
	TOTAL GAS Y ELECTRICIDAD ARGENTINA SA	100.00%		ARGENTINA	ARGENTINA
	TOTAL GASANDES	100.00%		FRANCE	FRANCE
	TOTAL GASS HANDEL NORGE AS	100.00%		NORWAY	NORWAY
	TOTAL GASTRANSPORT NEDERLAND BV	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL GAZ ELECTRICITE HOLDINGS FRANCE	100.00%		FRANCE	FRANCE
	TOTAL GLNG AUSTRALIA	100.00%		FRANCE	AUSTRALIA
	TOTAL HOLDING DOLPHIN AMONT LIMITED	100.00%		BERMUDA	BERMUDA
	TOTAL HOLDINGS INTERNATIONAL B.V.	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL HOLDINGS NEDERLAND BV	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL LNG ANGOLA	100.00%		FRANCE	FRANCE
	TOTAL LNG NIGERIA LIMITED	100.00%		FRANCE	FRANCE
	TOTAL LNG SUPPLY SERVICES USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL MIDSTREAM HOLDINGS UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL NNS LLC	100.00%		UNITED STATES	UNITED KINGDOM
	TOTAL OIL AND GAS SOUTH AMERICA	100.00%		FRANCE	FRANCE
	TOTAL OIL AND GAS VENEZUELA BV	100.00%		NETHERLANDS	VENEZUELA
	TOTAL PARS LNG	100.00%		FRANCE	IRAN
	TOTAL PARTICIPATIONS PETROLIERES GABON	100.00%		GABON	GABON
	TOTAL PETROLEUM ANGOLA	100.00%		FRANCE	ANGOLA
	TOTAL PROFILS PETROLIERS	100.00%		FRANCE	FRANCE
	TOTAL QATAR OIL AND GAS	100.00%		FRANCE	FRANCE
	TOTAL SCP S.A.R.L.	100.00%		LUXEMBOURG	LUXEMBOURG
	TOTAL SHTOKMAN BV	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL SOUTH PARS	100.00%		FRANCE	IRAN
	TOTAL TENGAH	100.00%		FRANCE	INDONESIA
	TOTAL TERMOKARSTOVOYE BV	100.00%		NETHERLANDS	RUSSIAN FEDERATION
	TOTAL TRACTEBEL EMIRATES O & M COMPANY	50.00%	E	FRANCE	UNITED ARAB EMIRATES
	TOTAL TRACTEBEL EMIRATES POWER COMPANY	50.00%	E	FRANCE	UNITED ARAB EMIRATES
	TOTAL UPSTREAM NIGERIA LIMITED	100.00%		NIGERIA	NIGERIA
	TOTAL UPSTREAM UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL VENEZUELA	100.00%		FRANCE	VENEZUELA
	TOTAL YEMEN LNG COMPANY LTD.	100.00%		BERMUDA	BERMUDA

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	TRANSPORTADORA DE GAS DEL MERCOSUR SA	32.68%	E	ARGENTINA	ARGENTINA
	TUMELO COAL MINES PROPRIETARY LIMITED	49.00%		SOUTH AFRICA	SOUTH AFRICA
	UNITAH COLORADO RESOURCES II, LLC	100.00%		UNITED STATES	UNITED STATES
	YAMAL LNG	30.95%	E	RUSSIAN FEDERATION	RUSSIAN FEDERATION
	YEMEN LNG COMPANY LTD	39.62%	E	BERMUDA	YEMEN
	YPERGAS SA	100.00%		VENEZUELA	VENEZUELA
Refining & Chemicals	APPRYL SNC	50.00%		FRANCE	FRANCE
	ARCHITECTURAL & STRUCTURAL ADHESIVES PTY LTD	100.00%		AUSTRALIA	AUSTRALIA
	ATLANTIC TRADING AND MARKETING INC.	100.00%		UNITED STATES	UNITED STATES
	ATO FINDLEY DEUTSCHLAND GMBH	100.00%		GERMANY	GERMANY
	ATOTECH (CHINA) CHEMICALS LTD.	100.00%		CHINA	CHINA
	ATOTECH ASIA PACIFIC	100.00%		HONG KONG	HONG KONG
	ATOTECH BV	100.00%		NETHERLANDS	NETHERLANDS
	ATOTECH CANADA LTD	100.00%		CANADA	CANADA
	ATOTECH CZ	100.00%		CZECH REPUBLIC	CZECH REPUBLIC
	ATOTECH DE MEXICO	100.00%		MEXICO	MEXICO
	ATOTECH DEUTSCHLAND GMBH	100.00%		GERMANY	GERMANY
	ATOTECH DO BRASIL GALVANOTECNICA	100.00%		BRAZIL	BRAZIL
	ATOTECH ESPANA SA	100.00%		SPAIN	SPAIN
	ATOTECH FRANCE	100.00%		FRANCE	FRANCE
	ATOTECH INDIA LTD	100.00%		INDIA	INDIA
	ATOTECH ISTANBUL KIMYA SANAYI TICARET LIMITED SIRKETI	100.00%		TURKEY	TURKEY
	ATOTECH ITALIA	100.00%		ITALY	ITALY
	ATOTECH JAPAN	100.00%		JAPAN	JAPAN
	ATOTECH KOREA LTD.	100.00%		REPUBLIC OF KOREA	REPUBLIC OF KOREA
	ATOTECH MALAYSIA SDN BHD	100.00%		MALAYSIA	MALAYSIA
	ATOTECH NEDERLAND B.V.	100.00%		NETHERLANDS	NETHERLANDS
	ATOTECH ÖSTERREICH GMBH	100.00%		AUSTRIA	AUSTRIA
	ATOTECH POLAND	100.00%		POLAND	POLAND
	ATOTECH SEA PTE	100.00%		SINGAPORE	SINGAPORE
	ATOTECH SERVICIOS DE MEXICO SA DE CV	100.00%		MEXICO	MEXICO
	ATOTECH SK	100.00%		SLOVAKIA	SLOVAKIA
	ATOTECH SKANDINAVIEN	100.00%		SWEDEN	SWEDEN
	ATOTECH SLOVENIJA, PROIZVODNJA KEMICNIH IZDELKOV, D.D.	100.00%		SLOVENIA	SLOVENIA
	ATOTECH TAIWAN	100.00%		TAIWAN	TAIWAN
	ATOTECH THAILAND	100.00%		THAILAND	THAILAND
	ATOTECH U.K.	100.00%		UNITED KINGDOM	UNITED KINGDOM
	ATOTECH USA INC	100.00%		UNITED STATES	UNITED STATES
	ATOTECH VIETNAM COMPANY LIMITED	100.00%		VIETNAM	VIETNAM
	BALZATEX SAS	100.00%		FRANCE	FRANCE
	BARRY CONTROL AEROSPACE SNC	100.00%		FRANCE	FRANCE
	BASF TOTAL PETROCHEMICALS LLC	40.00%		UNITED STATES	UNITED STATES
	BAY JUNCTION, INC.	100.00%		UNITED STATES	UNITED STATES
	BORRACHAS PORTALEGRE LTDA	100.00%		PORTUGAL	PORTUGAL
	BOSTIK (SHANGHAI) MANAGEMENT CO. LTD	100.00%		CHINA	CHINA
	BOSTIK (THAILAND) CO. LTD	100.00%		THAILAND	THAILAND
	BOSTIK A/S	100.00%		DENMARK	DENMARK
	BOSTIK AB	100.00%		SWEDEN	SWEDEN
	BOSTIK ARGENTINA SA	100.00%		ARGENTINA	ARGENTINA
	BOSTIK AS	100.00%		NORWAY	NORWAY
	BOSTIK AS	100.00%		ESTONIA	ESTONIA
	BOSTIK AUSTRALIA PTY LTD	100.00%		AUSTRALIA	AUSTRALIA
	BOSTIK BELUX NV SA	100.00%		BELGIUM	BELGIUM
	BOSTIK BV	100.00%		NETHERLANDS	NETHERLANDS
	BOSTIK CANADA LTD	100.00%		CANADA	CANADA
	BOSTIK EGYPT FOR PRODUCTION OF ADHESIVES S.A.E.	100.00%		EGYPT	EGYPT
	BOSTIK FINDLEY CHINA CO, LTD	100.00%		CHINA	CHINA
	BOSTIK FINDLEY HONG KONG COMPANY LIMITED	100.00%		HONG KONG	HONG KONG
	BOSTIK FINDLEY MALAYSIA SDN-BHD	100.00%		MALAYSIA	MALAYSIA
	BOSTIK GMBH	100.00%		GERMANY	GERMANY
	BOSTIK HOLDING BV	100.00%		NETHERLANDS	NETHERLANDS
	BOSTIK HOLDING HONG KONG LTD	100.00%		HONG KONG	HONG KONG
	BOSTIK HOLDING SA	100.00%		FRANCE	FRANCE
	BOSTIK INC	100.00%		UNITED STATES	UNITED STATES
	BOSTIK INDIA PRIVATE LTD	100.00%		INDIA	INDIA

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	BOSTIK INDUSTRIES LIMITED	100.00%		IRELAND	IRELAND
	BOSTIK KOREA LIMITED	100.00%		REPUBLIC OF KOREA	REPUBLIC OF KOREA
	BOSTIK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	BOSTIK MEXICANA SA DE CV	100.00%		MEXICO	MEXICO
	BOSTIK NEDERLAND BV	100.00%		NETHERLANDS	NETHERLANDS
	BOSTIK NEW ZEALAND LTD	100.00%		NEW ZEALAND	NEW ZEALAND
	BOSTIK OBERURSEL GMBH	100.00%		GERMANY	GERMANY
	BOSTIK OOO	100.00%		RUSSIAN FEDERATION	RUSSIAN FEDERATION
	BOSTIK OY	100.00%		FINLAND	FINLAND
	BOSTIK PHILIPPINES, INC	100.00%		PHILIPPINES	PHILIPPINES
	BOSTIK POLSKA SP Z.O.O	99.50%		POLAND	POLAND
	BOSTIK SA	100.00%		FRANCE	FRANCE
	BOSTIK SA (SPAIN)	100.00%		SPAIN	SPAIN
	BOSTIK SIA	100.00%		LETTONIA	LETTONIA
	BOSTIK UAB (LITHUANIA)	100.00%		LITHUNIA	LITHUNIA
	BOSTIK UNIPESSOAL LDA	100.00%		PORTUGAL	PORTUGAL
	BOSTIK VIETNAM COMPANY LIMITED	100.00%		VIETNAM	VIETNAM
	BOSTIK-NITTA CO. LTD	66.00%		JAPAN	JAPAN
	BUCKEYE PRODUCTS PIPELINE, L.P.	14.66%	E	UNITED STATES	UNITED STATES
	CAOUTCHOUCS MODERNES SAS	100.00%		FRANCE	FRANCE
	CATELSA-CACERES SAU	100.00%		SPAIN	SPAIN
	CATELSA-PARETS SLU	100.00%		SPAIN	SPAIN
	CEKOMASTIK KIMYA SANAYI VE TICARET A.S	100.00%		TURKEY	TURKEY
	CIE TUNISIENNE DU CAOUTCHOUC SARL	100.00%		TUNISIA	TUNISIA
	COSDEN, LLC	100.00%		UNITED STATES	UNITED STATES
	COS-MAR COMPANY	50.00%		UNITED STATES	UNITED STATES
	CRAY VALLEY (GUANGZHOU) CHEMICAL CO., LTD	100.00%		CHINA	CHINA
	CRAY VALLEY CZECH	100.00%		CZECH REPUBLIC	CZECH REPUBLIC
	CRAY VALLEY HSC ASIA LIMITED	100.00%		CHINA	CHINA
	CRAY VALLEY ITALIA S.R.L.	100.00%		ITALY	ITALY
	CRAY VALLEY SA	100.00%		FRANCE	FRANCE
	CSSA—CHARTERING AND SHIPPING SERVICES SA	100.00%		SWITZERLAND	SWITZERLAND
	DALIAN TOTAL CONSULTING CO LTD	100.00%		CHINA	CHINA
	DALIAN WEST PACIFIC PETROCHEMICAL CO LTD (WEPEC)	22.41%	E	CHINA	CHINA
	ESPA SARL	100.00%		FRANCE	FRANCE
	ETHYLENE EST	99.98%		FRANCE	FRANCE
	FELUY IMMOBATI	100.00%		BELGIUM	BELGIUM
	FINA TECHNOLOGY, INC.	100.00%		UNITED STATES	UNITED STATES
	FPL ENTERPRISES, INC.	100.00%		UNITED STATES	UNITED STATES
	GASKET (SUZHOU) VALVE COMPONENTS CO., LTD.	100.00%		CHINA	CHINA
	GASKET INTERNATIONAL S.P.A.	100.00%		ITALY	ITALY
	GEOSEL MANOSQUE	53.40%	E	FRANCE	FRANCE
	GRACE DEVELOPMENT LIMITED	100.00%		HONG KONG	HONG KONG
	GRANDE PAROISSE SA	100.00%		FRANCE	FRANCE
	GUANGZHOU SPHERE CHEMICALS LTD	100.00%		CHINA	CHINA
	GULF COAST PIPE LINE, L.P.	14.66%	E	UNITED STATES	UNITED STATES
	HBA HUTCHINSON BRASIL AUTOMOTIVE LTDA	100.00%		BRAZIL	BRAZIL
	HUTCHINSON POLYMERS SNC	100.00%		FRANCE	FRANCE
	HUTCHINSON SRO	100.00%		CZECH REPUBLIC	CZECH REPUBLIC
	HUTCHINSON (UK) LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	HUTCHINSON (WUHAN) AUTOMOTIVE RUBBER PRODUCTS COMPANY LTD	100.00%		CHINA	CHINA
	HUTCHINSON AERONAUTIQUE & INDUSTRIE LIMITED	100.00%		CANADA	CANADA
	HUTCHINSON AEROSERVICES GMBH	100.00%		GERMANY	GERMANY
	HUTCHINSON AEROSERVICES SAS	100.00%		FRANCE	FRANCE
	HUTCHINSON AEROSERVICES SL	100.00%		SPAIN	SPAIN
	HUTCHINSON AEROSPACE & INDUSTRY, INC.	100.00%		UNITED STATES	UNITED STATES
	HUTCHINSON AEROSPACE GMBH	100.00%		GERMANY	GERMANY
	HUTCHINSON AFTERMARKET USA INC	100.00%		UNITED STATES	UNITED STATES
	HUTCHINSON ANTIVIBRATION SYSTEMS, INC.	100.00%		UNITED STATES	UNITED STATES
	HUTCHINSON ARGENTINA SA	100.00%		ARGENTINA	ARGENTINA
	HUTCHINSON AUTOPARTES DE MEXICO SA.DE CV	100.00%		MEXICO	MEXICO
	HUTCHINSON BORRACHAS DE PORTUGAL LTDA	100.00%		PORTUGAL	PORTUGAL
	HUTCHINSON CORPORATION	100.00%		UNITED STATES	UNITED STATES

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	HUTCHINSON DO BRASIL SA	100.00%		BRAZIL	BRAZIL
	HUTCHINSON FLEXIBLES AUTOMOBILE SNC	100.00%		FRANCE	FRANCE
	HUTCHINSON FTS INC.	100.00%		UNITED STATES	UNITED STATES
	HUTCHINSON GMBH	100.00%		GERMANY	GERMANY
	HUTCHINSON HOLDINGS UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	HUTCHINSON IBERIA, S.A.	100.00%		SPAIN	SPAIN
	HUTCHINSON INDUSTRIAL RUBBER PRODUCTS (SUZHOU) CO,LTD	100.00%		CHINA	CHINA
	HUTCHINSON INDUSTRIAS DEL CAUCHO SAU	100.00%		SPAIN	SPAIN
	HUTCHINSON INDUSTRIES INC.	100.00%		UNITED STATES	UNITED STATES
	HUTCHINSON JAPAN CO., LTD	100.00%		JAPAN	JAPAN
	HUTCHINSON KOREA LIMITED	100.00%		REPUBLIC OF KOREA	REPUBLIC OF KOREA
	HUTCHINSON NICHIRIN BRAKE HOSES, S.L.	70.00%		SPAIN	SPAIN
	HUTCHINSON PALAMOS	100.00%		SPAIN	SPAIN
	HUTCHINSON POLAND SP ZO.O.	100.00%		POLAND	POLAND
	HUTCHINSON PORTO TUBOS FLEXIVEIS LTDA	100.00%		PORTUGAL	PORTUGAL
	HUTCHINSON SA	100.00%		FRANCE	FRANCE
	HUTCHINSON SALES CORPORATION	100.00%		UNITED STATES	UNITED STATES
	HUTCHINSON SANTE SNC	100.00%		FRANCE	FRANCE
	HUTCHINSON SEAL DE MEXICO SA.DE CV.	100.00%		MEXICO	MEXICO
	HUTCHINSON SEALING SYSTEMS INC	100.00%		UNITED STATES	UNITED STATES
	HUTCHINSON SNC	100.00%		FRANCE	FRANCE
	HUTCHINSON SRL (ITALIE)	100.00%		ITALY	ITALY
	HUTCHINSON SRL (ROUMANIE)	100.00%		ROMANIA	ROMANIA
	HUTCHINSON STOP-CHOC GMBH & CO. KG	100.00%		GERMANY	GERMANY
	HUTCHINSON SUISSE SA	100.00%		SWITZERLAND	SWITZERLAND
	HUTCHINSON TRANSFERENCIA DE FLUIDOS SA.DE CV	100.00%		MEXICO	MEXICO
	HUTCHINSON TUNISIE SARL	100.00%		TUNISIA	TUNISIA
	INDUSTRIAS TECNICAS DE LA ESPUMA SL	100.00%		SPAIN	SPAIN
	INDUSTRIELLE DESMARQUOY SNC	100.00%		FRANCE	FRANCE
	JEHIER SAS	99.89%		FRANCE	FRANCE
	JIANGSU BOSTIK ADHESIVE CO	100.00%		CHINA	CHINA
	JPR SAS	100.00%		FRANCE	FRANCE
	KEUMAH FLOW CO LTD	100.00%		REPUBLIC OF KOREA	REPUBLIC OF KOREA
	KEUMHAN CO LTD	100.00%		REPUBLIC OF KOREA	REPUBLIC OF KOREA
	KEUMHAN VIETMAN CO., LIMITED	100.00%		VIETNAM	VIETNAM
	KTN KUNSTSTOFFTECHNIK NOBITZ GMBH	100.00%		GERMANY	GERMANY
	LA PORTE PIPELINE COMPANY, L.P.	50.00%	E	UNITED STATES	UNITED STATES
	LA PORTE PIPELINE GP, L.L.C.	50.00%	E	UNITED STATES	UNITED STATES
	LAFFAN REFINERY COMPANY LIMITED	10.00%	E	QATAR	QATAR
	LE JOINT FRANCAIS SNC	100.00%		FRANCE	FRANCE
	LEGACY SITE SERVICES LLC	100.00%		UNITED STATES	UNITED STATES
	LES STRATIFIES SAS	100.00%		FRANCE	FRANCE
	LJF(UK) LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	LONE WOLF LAND CO.	100.00%		UNITED STATES	UNITED STATES
	LSS FUNDING INC.	100.00%		UNITED STATES	UNITED STATES
	MACHEN LAND LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	MAPA SPONTEX INC	100.00%		UNITED STATES	UNITED STATES
	MEM BAUCHEMIE GMBH	100.00%		GERMANY	GERMANY
	MYDRIN SRL	100.00%		ITALY	ITALY
	NAPHTACHIMIE	50.00%		FRANCE	FRANCE
	OLUTEX OBERLAUSITZER LUFTFAHRTTEXTILIEN GMBH	100.00%		GERMANY	GERMANY
	PAMARGAN (MALTA) PRODUCTS LIMITED	100.00%		MALTA	MALTA
	PAMARGAN PRODUCTS LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	PAULSTRA SILENTBLOC SA	100.00%		BELGIUM	BELGIUM
	PAULSTRA SNC	100.00%		FRANCE	FRANCE
	PT BOSTIK INDONESIA	100.00%		INDONESIA	INDONESIA
	QATAR PETROCHEMICAL COMPANY Q.S.C. (QAPCO)	20.00%	E	QATAR	QATAR
	QATOFIN COMPANY LIMITED	49.09%	E	QATAR	QATAR
	RESILIUM	100.00%		BELGIUM	BELGIUM
	RETIA	100.00%		FRANCE	FRANCE
	RETIA USA LLC	100.00%		UNITED STATES	UNITED STATES
	SAMSUNG TOTAL PETROCHEMICALS CO. LTD	50.00%	E	REPUBLIC OF KOREA	REPUBLIC OF KOREA
	SAN JACINTO RAIL LIMITED	17.00%	E	UNITED STATES	UNITED STATES

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	SAUDI ARAMCO TOTAL REFINING AND PETROCHEMICAL COMPANY	37.50%	E	SAUDI ARABIA	SAUDI ARABIA
	SIGMAKALON GROUP BV	100.00%		NETHERLANDS	NETHERLANDS
	SOCAP INTERNATIONAL LTD	100.00%		BERMUDA	BERMUDA
	SOCIETE MAROCAINE DES COLLES	97.01%		MOROCCO	MOROCCO
	SOVEREIGN CHEMICALS LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	STARQUARTZ INDUSTRIES, INC.	100.00%		UNITED STATES	UNITED STATES
	STILLMAN SEAL CORPORATION	100.00%		UNITED STATES	UNITED STATES
	STOP-CHOC (UK) LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TECHLAM SAS	100.00%		FRANCE	FRANCE
	TEKBAU YAPI MALZEMELERI MADENCILIK SANAYI AS	100.00%		TURKEY	TURKEY
	TOTAL ACTIVITES MARITIMES	100.00%		FRANCE	FRANCE
	TOTAL AUSTRALIA LIMITED	100.00%		AUSTRALIA	AUSTRALIA
	TOTAL DEUTSCHLAND GMBH*	100.00%		GERMANY	GERMANY
	TOTAL DOWNSTREAM UK PLC	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL EUROPEAN TRADING	100.00%		FRANCE	FRANCE
	TOTAL INTERNATIONAL LIMITED—TOTINTER	100.00%		BERMUDA	BERMUDA
	TOTAL LAFFAN REFINERY	100.00%		FRANCE	FRANCE
	TOTAL LAFFAN REFINERY II B.V.	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL LINDSEY OIL REFINERY LTD	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL OIL & GAS AUSTRALIA PTY LTD	100.00%		AUSTRALIA	AUSTRALIA
	TOTAL OLEFINS ANTWERP	100.00%		BELGIUM	BELGIUM
	TOTAL OPSLAG EN PIJPLEIDING NEDERLAND NV	55.00%		NETHERLANDS	NETHERLANDS
	TOTAL PAR LLC	100.00%		UNITED STATES	UNITED STATES
	TOTAL PETROCHEMICALS & REFINING USA INC*	100.00%		UNITED STATES	UNITED STATES
	TOTAL PETROCHEMICALS & REFINING SA/NV*	100.00%		BELGIUM	BELGIUM
	TOTAL PETROCHEMICALS (CHINA) TRADING CO LTD	100.00%		CHINA	CHINA
	TOTAL PETROCHEMICALS (FOSHAN) LTD	100.00%		CHINA	CHINA
	TOTAL PETROCHEMICALS (HONG KONG) LTD	100.00%		HONG KONG	HONG KONG
	TOTAL PETROCHEMICALS (NINGBO) LTD	100.00%		CHINA	CHINA
	TOTAL PETROCHEMICALS DEVELOPMENT FELUY	100.00%		BELGIUM	BELGIUM
	TOTAL PETROCHEMICALS ECAUSSINNES	100.00%		BELGIUM	BELGIUM
	TOTAL PETROCHEMICALS FELUY	100.00%		BELGIUM	BELGIUM
	TOTAL PETROCHEMICALS FRANCE	100.00%		FRANCE	FRANCE
	TOTAL PETROCHEMICALS IBERICA	100.00%		SPAIN	SPAIN
	TOTAL PETROCHEMICALS PIPELINE USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL PETROCHEMICALS UK LTD	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL POLYMERS ANTWERP	100.00%		BELGIUM	BELGIUM
	TOTAL RAFFINADERIJ ANTWERPEN NV	100.00%		BELGIUM	BELGIUM
	TOTAL RAFFINAGE CHIMIE	100.00%		FRANCE	FRANCE
	TOTAL RAFFINAGE FRANCE	100.00%		FRANCE	FRANCE
	TOTAL RAFFINERIE MITTELDEUTSCHLAND GMBH	100.00%		GERMANY	GERMANY
	TOTAL REFINING & CHEMICALS SAUDI ARABIA SAS	100.00%		FRANCE	FRANCE
	TOTAL RESEARCH & TECHNOLOGY FELUY	100.00%		BELGIUM	BELGIUM
	TOTAL SPLITTER USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL TRADING AND MARKETING CANADA LP	100.00%		CANADA	CANADA
	TOTAL TRADING ASIA PTE LTD	100.00%		SINGAPORE	SINGAPORE
	TOTAL TRADING CANADA LIMITED	100.00%		CANADA	CANADA
	TOTAL TRADING PRODUCTS SA	100.00%		SWITZERLAND	SWITZERLAND
	TOTSA TOTAL OIL TRADING SA	100.00%		SWITZERLAND	SWITZERLAND
	TRANSALPES SNC	67.00%		FRANCE	FRANCE
	TRANS-ETHYLENE	99.98%		FRANCE	FRANCE
	UAB ATOTECH-CHEMETA	100.00%		LITHUNIA	LITHUNIA
	USINA FORTALEZA INDUSTRIA E COMERCIO DE MASSA FINA LTDA	100.00%		BRAZIL	BRAZIL
	VIBRACHOC SAU	100.00%		SPAIN	SPAIN
	ZEELAND REFINERY N.V.	55.00%		NETHERLANDS	NETHERLANDS
Marketing & Services	AETOLIA ENERGY SITE ANONYMI ENERGEIAKI ETAIREIA (DISTINCTIVE TIEL AETOLIA ENERGEIAKI ETAIREIA)	41.84%		GREECE	GREECE
	AETOLIA ENERGY SITE MALTA LIMITED	59.77%		MALTA	MALTA

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	AIR TOTAL (SUISSE) SA	100.00%		SWITZERLAND	SWITZERLAND
	AIR TOTAL INTERNATIONAL SA	100.00%		SWITZERLAND	SWITZERLAND
	ALEXSUN 1 MALTA LIMITED	59.77%		MALTA	MALTA
	ALEXSUN2 MALTA LIMITED	59.77%		MALTA	MALTA
	ALMYROS ENERGY SOLUTION ANONYMI ENERGEIAKI ETAIREIA (DISTINCTIVE TITLE ALMYROS ENERGEIAKI A.E.)	41.84%		GREECE	GREECE
	ALMYROS ENERGY SOLUTION MALTA LIMITED	59.77%		MALTA	MALTA
	ALVEA	100.00%		FRANCE	FRANCE
	AMYRIS INC.	17.23%	E	UNITED STATES	UNITED STATES
	ANTILLES GAZ	100.00%		FRANCE	FRANCE
	ARDECHES SOLAIRE—DRAGA 1	59.77%		FRANCE	FRANCE
	ARISTEA	51.00%	E	BELGIUM	BELGIUM
	ARTECO	49.99%	E	BELGIUM	BELGIUM
	AS 24	100.00%		FRANCE	FRANCE
	AS 24 BELGIE NV	100.00%		BELGIUM	BELGIUM
	AS 24 ESPANOLA SA	100.00%		SPAIN	SPAIN
	AS 24 FUEL CARD LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	AS 24 POLSKA SP ZOO	100.00%		POLAND	POLAND
	AS 24 TANKSERVICE GMBH	100.00%		GERMANY	GERMANY
	AUO SUNPOWER SDN. BHD.	29.88%	E	MALAYSIA	MALAYSIA
	BADENHORST PV 2 EQUITY CO LLC	59.77%		UNITED STATES	UNITED STATES
	BADENHORST PV 2 HOLD CO LLC	59.77%		UNITED STATES	UNITED STATES
	BEIT HAGEDI RENEWABLE ENERGIES LTD	59.77%		ISRAEL	ISRAEL
	BERTOPHASE (PTY) LTD	59.77%		SOUTH AFRICA	SOUTH AFRICA
	BNB BLOOMFIELD SOLAR LLC	59.77%		UNITED STATES	UNITED STATES
	CALDEO	100.00%		FRANCE	FRANCE
	CHARENTE MARITIME SOLAIRE—ST LEGER 1	59.77%		FRANCE	FRANCE
	CHARVET LA MURE BIANCO	100.00%		FRANCE	FRANCE
	CLEAN ACQUISITION CO., LLC	59.77%		UNITED STATES	UNITED STATES
	COMPAGNIE PETROLIERE DE L’OUEST- CPO	100.00%		FRANCE	FRANCE
	CORONA SANDS, LLC	29.88%		UNITED STATES	UNITED STATES
	CPE ENERGIES	100.00%		FRANCE	FRANCE
	CRISTAL MARKETING EGYPT	80.78%		EGYPT	EGYPT
	DCA-MORY-SHIPP	100.00%		FRANCE	FRANCE
	DEAAR PV EQUITY CO LLC	59.77%		UNITED STATES	UNITED STATES
	DEAAR PV HOLD CO LLC	59.77%		UNITED STATES	UNITED STATES
	DIAMOND ENERGY PTY LTD	14.94%	E	AUSTRALIA	AUSTRALIA
	DRAGONFLY SYSTEMS, INC	59.77%		UNITED STATES	UNITED STATES
	EAU CHAUDE REUNION (ECR)	50.00%	E	FRANCE	FRANCE
	EGEDIS	100.00%		FRANCE	FRANCE
	ELF LUBRICANTS (GUANGZHOU) CO LTD	58.00%		CHINA	CHINA
	ELF OIL UK AVIATION LTD	100.00%		UNITED KINGDOM	UNITED KINGDOM
	ELF OIL UK PROPERTIES LTD	100.00%		UNITED KINGDOM	UNITED KINGDOM
	FILIPINAS THIRD MILLENIUM REALTY	64.00%		PHILIPPINES	PHILIPPINES
	FIRST PHILEC SOLAR CORPORATION	8.97%	E	PHILIPPINES	PHILIPPINES
	FIWADO BV	100.00%		NETHERLANDS	NETHERLANDS
	GILAT RENEWABLE ENERGIES LTD	59.77%		ISRAEL	ISRAEL
	GREENBOTICS, INC.	59.77%		UNITED STATES	UNITED STATES
	HEMATHIA SUCCESSFUL ANONYMI ENERGEIAKI ETAIREIA (DISTINCTIVE TITLE HEMATHIA SUCCESSFUL A.E.)	41.84%		GREECE	GREECE
	HEMETHIA SUCCESSFUL LIMITED	59.77%		MALTA	MALTA
	HIGH PLAINS RANCH I, LLC	59.77%		UNITED STATES	UNITED STATES
	HUAXIA CPV (INNER MONGOLIA) POWER CO., LTD	14.94%	E	CHINA	CHINA
	IMMO ENERGIE	59.77%		FRANCE	FRANCE
	INSTITUT PHOTOVOLTAIQUE D’ILE DE FRANCE (IPVF)	43.00%		FRANCE	FRANCE
	JDA OVERSEAS HOLDINGS, LLC	59.77%		UNITED STATES	UNITED STATES
	KLIPGATS PV 3 EQUITY CO LLC	59.77%		UNITED STATES	UNITED STATES
	KLIPGATS PV 3 HOLD CO LLC	59.77%		UNITED STATES	UNITED STATES
	KLIPGATS PV 7 EQUITY CO LLC	59.77%		UNITED STATES	UNITED STATES
	KLIPGATS PV 7 HOLD CO LLC	59.77%		UNITED STATES	UNITED STATES
	KOZANI ENERGY ANONYMI ENERGEIAKI ETAIREIA (DISTINCTIVE TITLE KOZANI ENERGY S.A.)	59.77%		GREECE	GREECE
	KOZANI ENERGY MALTA LIMITED	59.77%		MALTA	MALTA
	LA DEFENSE FILIPINAS HOLDING CORPORATION	40.00%		PHILIPPINES	PHILIPPINES

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	LEMOORE STRATFORD LAND HOLDINGS IV, LLC	59.77%		UNITED STATES	UNITED STATES
	LUIS SOLAR, LLC	59.77%		UNITED STATES	UNITED STATES
	MARIVELES JOINT VENTURE CORP	49.98%		PHILIPPINES	PHILIPPINES
	MICHEL MINERALÖLHANDEL GMBH	100.00%		GERMANY	GERMANY
	NATIONAL PETROLEUM REFINERS OF SOUTH AFRICA (PTY) LTD	18.22%	E	SOUTH AFRICA	SOUTH AFRICA
	NEVATIM GREEN ENERGIES LTD	59.77%		ISRAEL	ISRAEL
	PARREY, LLC	59.77%		UNITED STATES	UNITED STATES
	PATISH (WEST) GREEN ENERGIES LTD	59.77%		ISRAEL	ISRAEL
	PENINSULA LAND BAY REALTY CORPORATION	31.94%		PHILIPPINES	PHILIPPINES
	PHOTOVOTAICA PARKA VEROIA ANONYMI ETAIREIA	59.77%		GREECE	GREECE
	PLUTO ACQUISITION COMPANY LLC	59.77%		UNITED STATES	UNITED STATES
	PRODUITS PETROLIERS STELA	99.99%		FRANCE	FRANCE
	PV SALVADOR SPA	20.00%	E	CHILE	CHILE
	QUIMICA VASCA SA UNIPERSONAL	100.00%		SPAIN	SPAIN
	RAY OF SUCCESS ANONYMI ENERGEIAKI ETAIREIA (DISTINCTIVE TITLE RAY OF SUCCESS A.E.)	41.84%		GREECE	GREECE
	RAY OF SUCCESS MALTA LIMITED	59.77%		MALTA	MALTA
	ROTEM SUNPOWER LTD	59.77%		ISRAEL	ISRAEL
	SERVAUTO NEDERLAND BV	100.00%		NETHERLANDS	NETHERLANDS
	SGULA (WEST) GREEN ENERGIES LTD	59.77%		ISRAEL	ISRAEL
	SHAMS POWER COMPANY PJSC	20.00%	E	UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	SOCIETE ANONYME DE LA RAFFINERIE DES ANTILLES	50.00%	E	FRANCE	FRANCE
	SOCIETE DES TRANSPORTS PETROLIERS PAR PIPELINE	35.50%	E	FRANCE	FRANCE
	SOCIETE D’EXPLOITATION DE CENTRALES PHOTOVOLTAIQUES 1	29.94%		FRANCE	FRANCE
	SOCIETE MAHORAISE DE STOCKAGE DE PRODUITS PETROLIERS	100.00%		FRANCE	FRANCE
	SOCIETE POUR L’EXPLOITATION DE L’USINE DE ROUEN	98.98%		FRANCE	FRANCE
	SOCIETE URBAINE DES PETROLES	100.00%		FRANCE	FRANCE
	S-OIL TOTAL LUBRICANTS CO LTD	50.00%	E	REPUBLIC OF KOREA	REPUBLIC OF KOREA
	SOLAR ASSURANCE CAPITAL PTY LTD	59.77%		AUSTRALIA	AUSTRALIA
	SOLAR BEACON CALIFORNIA 1, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR GREENHOUSE I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR ARIZONA HMR-I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR ARIZONA I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR ARIZONA II, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR ARIZONA III, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR ARIZONA IV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR ARIZONA V, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR ARIZONA VI, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR ARIZONA VII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR BLYTHE MESA I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA IV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA VII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XIII PARENT, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XIII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XIX, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XLIX, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XV PARENT, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XVI, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XVII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XVIII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XX, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXI, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXIII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXIV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXIX, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXVI, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXVII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXVIII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXX, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXXI, LLC	59.77%		UNITED STATES	UNITED STATES

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	SOLAR STAR CALIFORNIA XXXII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXXIII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXXIV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXXIX, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXXV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXXVI, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXXVII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CALIFORNIA XXXVIII, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR COLORADO I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR COLORADO II, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR COLORADO III, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR CONNECTICUT I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR HAWAII I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR HAWAII II, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR HAWAII III, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR HAWAII IV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR HI AIR, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR HOLDING, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR NEW JERSEY III, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR NEW JERSEY IV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR NEW YORK I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR OCEANSIDE, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR PUERTO RICO I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR RANCHO CWD I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR TEXAS I, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR TEXAS II, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR TEXAS III, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR TEXAS IV, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR XI, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLAR STAR YC, LLC	59.77%		UNITED STATES	UNITED STATES
	SOLARBRIDGE TECHNOLOGIES, INC.	59.77%		UNITED STATES	UNITED STATES
	SP CORDOBESA MALTA LIMITED	59.77%		MALTA	MALTA
	SP QUINTANA MALTA LIMITED	59.77%		MALTA	MALTA
	SPML LAND, INC.	59.77%		PHILIPPINES	PHILIPPINES
	SPWR ENERGIAS RENOVAVEIS UNIPESSOAL, LDA.	59.77%		PORTUGAL	PORTUGAL
	SPWR EW 2013-1, LLC	0.60%		UNITED STATES	UNITED STATES
	SPWR MS 2013-1, LLC	29.88%		UNITED STATES	UNITED STATES
	SPWR PP 2014-1, LLC	59.77%		UNITED STATES	UNITED STATES
	SPWR SOLAR ENERGEIAKI HELLAS SINGLE MEMBER EPE	59.77%		GREECE	GREECE
	SPWR USB 2013-1, LLC	0.60%		UNITED STATES	UNITED STATES
	SPWR USB 2013-2, LLC	0.60%		UNITED STATES	UNITED STATES
	SPWR USB 2013-3, LLC	0.60%		UNITED STATES	UNITED STATES
	SSSA, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER ACCESS I, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER ASSETCO, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER BEACON 1 HOLDINGS LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER BERMUDA HOLDINGS	59.77%		BERMUDA	BERMUDA
	SUNPOWER CAPITAL AUSTRALIA PTY LTD	59.77%		AUSTRALIA	AUSTRALIA
	SUNPOWER CAPITAL SERVICES, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER CAPITAL, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER COMMERCIAL FINANCE I, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER COPPA HOLDINGS LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER CORP ISRAEL LTD	59.77%		ISRAEL	ISRAEL
	SUNPOWER CORPORATION	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER CORPORATION (SWITZERLAND) SARL	59.77%		SWITZERLAND	SWITZERLAND
	SUNPOWER CORPORATION AUSTRALIA PTY LTD	59.77%		AUSTRALIA	AUSTRALIA
	SUNPOWER CORPORATION LIMITED	59.77%		HONG KONG	HONG KONG
	SUNPOWER CORPORATION MALTA HOLDINGS LIMITED	59.77%		MALTA	MALTA
	SUNPOWER CORPORATION MEXICO, S. DE R.L. DE C.V.	59.77%		MEXICO	MEXICO
	SUNPOWER CORPORATION SOUTHERN AFRICA (PTY) LTD	59.77%		SOUTH AFRICA	SOUTH AFRICA
	SUNPOWER CORPORATION SPA	59.77%		CHILE	CHILE
	SUNPOWER CORPORATION UK LIMITED	59.77%		UNITED KINGDOM	UNITED KINGDOM
	SUNPOWER CORPORATION, SYSTEMS	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER DEVCO, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER DEVELOPMENT COMPANY	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER ENERGY SYSTEMS (PTY) LTD	59.77%		SOUTH AFRICA	SOUTH AFRICA

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	SUNPOWER ENERGY SYSTEMS CANADA CORPORATION	59.77%		CANADA	CANADA
	SUNPOWER ENERGY SYSTEMS KOREA	59.77%		REPUBLIC OF KOREA	REPUBLIC OF KOREA
	SUNPOWER ENERGY SYSTEMS SINGAPORE PTE LTD	59.77%		SINGAPORE	SINGAPORE
	SUNPOWER ENERGY SYSTEMS SOUTHERN AFRICA (PTY) LTD	59.77%		SOUTH AFRICA	SOUTH AFRICA
	SUNPOWER ENERGY SYSTEMS SPAIN, SL	59.77%		SPAIN	SPAIN
	SUNPOWER FOUNDATION	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER FRANCE SAS	59.77%		FRANCE	FRANCE
	SUNPOWER GMBH	59.77%		GERMANY	GERMANY
	SUNPOWER HOLDCO, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER ITALIA S.R.L.	59.77%		ITALY	ITALY
	SUNPOWER JAPAN KK	59.77%		JAPAN	JAPAN
	SUNPOWER MALTA LIMITED	59.77%		MALTA	MALTA
	SUNPOWER MANUFACTURING (PTY) LTD	59.77%		SOUTH AFRICA	SOUTH AFRICA
	SUNPOWER MANUFACTURING DE VERNEJOUL	59.77%		FRANCE	FRANCE
	SUNPOWER NORTH AMERICA, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER PHILIPPINES LTD. – REGIONAL OPERATING HEADQUARTERS	59.77%		CAYMAN ISLAND	PHILIPPINES
	SUNPOWER PHILIPPINES MANUFACTURING LTD.	59.77%		CAYMAN ISLAND	PHILIPPINES
	SUNPOWER RESIDENTIAL I, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOFTWARE I, INC.	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLAR ENERGY TECHNOLOGY (TIANJIN) CO., LTD	59.77%		CHINA	CHINA
	SUNPOWER SOLAR INDIA PRIVATE LIMITED	59.77%		INDIA	INDIA
	SUNPOWER SOLAR MALAYSIA SDN. BHD.	59.77%		MALAYSIA	MALAYSIA
	SUNPOWER SOLAR MONITORING, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM I, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM II, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM III, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM IV, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM IX, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM V, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM VI, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM VII, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM VIII, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SOLARPROGRAM X, LLC	59.77%		UNITED STATES	UNITED STATES
	SUNPOWER SYSTEMS BELGIUM SPRL	59.77%		BELGIUM	BELGIUM
	SUNPOWER SYSTEMS HISPANIOLA SARL	59.77%		DOMINICAN REPUBLIC	DOMINICAN REPUBLIC
	SUNPOWER SYSTEMS MEXICO S. DE R.L. DE C.V.	59.77%		MEXICO	MEXICO
	SUNPOWER SYSTEMS SARL	59.77%		SWITZERLAND	SWITZERLAND
	SUNPOWER TECHNOLOGY LTD.	59.77%		CAYMAN ISLAND	CAYMAN ISLANDS
	SUNRAY ITALY S.R.L.	59.77%		ITALY	ITALY
	SUNRENTE INVESTISSEMENT FRANCE SAS	59.77%		FRANCE	FRANCE
	SUNRISE 1, LLC	33.78%		UNITED STATES	UNITED STATES
	SUNZIL	50.00%	E	FRANCE	FRANCE
	SUNZIL CARAIBES	50.00%	E	FRANCE	FRANCE
	SUNZIL MAYOTTE SAS	50.00%	E	FRANCE	FRANCE
	SUNZIL OCEAN INDIEN	50.00%	E	FRANCE	FRANCE
	SUNZIL PACIFIC	50.00%	E	FRANCE	FRANCE
	SUNZIL POLYNESIE	50.00%	E	FRANCE	FRANCE
	SUNZIL POLYNESIE SERVICES	50.00%	E	FRANCE	FRANCE
	SUNZIL SERVICES CARAIBES	50.00%	E	FRANCE	FRANCE
	SUNZIL SERVICES OCEAN INDIEN	50.00%	E	FRANCE	FRANCE
	SWINGLETREE OPERATIONS, LLC	59.77%		UNITED STATES	UNITED STATES
	TEMASOL	59.77%		MOROCCO	MOROCCO
	TENESOL DE MEXICO SA DE CV	59.77%		MEXICO	MEXICO
	TENESOL ENERGIE MAROC	59.77%		MOROCCO	MOROCCO
	TENESOL SAS	59.77%		FRANCE	FRANCE
	TENESOL SPV1	59.77%		FRANCE	FRANCE
	TENESOL SPV2	59.77%		FRANCE	FRANCE
	TENESOL TECHNOLOGIES	59.77%		FRANCE	FRANCE
	TENESOL VDP	59.77%		FRANCE	FRANCE
	TENESOL VENEZUELA	59.77%		VENEZUELA	VENEZUELA
	TILT SOLAR, LLC	59.77%		UNITED STATES	UNITED STATES
	TORIMODE (PTY) LTD	59.77%		SOUTH AFRICA	SOUTH AFRICA

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	TORIPROX (PTY) LTD	59.77%		SOUTH AFRICA	SOUTH AFRICA
	TORISOL (PTY) LTD	59.77%		SOUTH AFRICA	SOUTH AFRICA
	TOTAL (AFRICA) LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL (FIJI) LIMITED	100.00%		FIJI	FIJI
	TOTAL (TIANJIN) MANUFACTURING CO., LTD.	100.00%		CHINA	CHINA
	TOTAL ABENGOA SOLAR EMIRATES INVESTMENT COMPANY BV	50.00%	E	NETHERLANDS	UNITED ARAB EMIRATES
	TOTAL ADDITIFS ET CARBURANTS SPECIAUX	100.00%		FRANCE	FRANCE
	TOTAL AFRICA SA	100.00%		FRANCE	FRANCE
	TOTAL AVIATION AND EXPORT LTD	100.00%		ZAMBIE	ZAMBIE
	TOTAL BELGIUM	100.00%		BELGIUM	BELGIUM
	TOTAL BITUMEN DEUTSCHLAND GMBH	100.00%		GERMANY	GERMANY
	TOTAL BITUMEN UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL BOTSWANA (PTY) LTD	50.10%		BOTSWANA	BOTSWANA
	TOTAL BURKINA	100.00%		BURKINA FASO	BURKINA FASO
	TOTAL CAMBODGE	100.00%		CAMBODIA	CAMBODIA
	TOTAL CAMEROUN	67.01%		CAMEROON	CAMEROON
	TOTAL CARAIBES	100.00%		FRANCE	FRANCE
	TOTAL CESKA REPUBLIKA S.R.O	100.00%		CZECH REPUBLIC	CZECH REPUBLIC
	TOTAL CHINA INVESTMENT CO LTD	100.00%		CHINA	CHINA
	TOTAL CONGO	99.70%		CONGO	CONGO
	TOTAL CORSE	100.00%		FRANCE	FRANCE
	TOTAL COTE D’IVOIRE	73.01%		IVORY COAST	IVORY COAST
	TOTAL DENMARK A/S	100.00%		DENMARK	DENMARK
	TOTAL DEUTSCHLAND GMBH*	100.00%		GERMANY	GERMANY
	TOTAL EGYPT	80.78%		EGYPT	EGYPT
	TOTAL ENERGIE DEVELOPPEMENT	100.00%		FRANCE	FRANCE
	TOTAL ENERGIE DO BRASIL	59.77%		BRAZIL	BRAZIL
	TOTAL ENERGIE SOLAIRE CONCENTREE	100.00%		FRANCE	FRANCE
	TOTAL ENERGIES NOUVELLES ACTIVITES USA	100.00%		FRANCE	FRANCE
	TOTAL ESPANA SA	100.00%		SPAIN	SPAIN
	TOTAL ESPECIALIDADES ARGENTINA	100.00%		ARGENTINA	ARGENTINA
	TOTAL ETHIOPIA	100.00%		ETHIOPIA	ETHIOPIA
	TOTAL FLUIDES	100.00%		FRANCE	FRANCE
	TOTAL FREEPORT CORPORATION	100.00%		PHILIPPINES	PHILIPPINES
	TOTAL FUELS WUHAN COMPANY LIMITED	100.00%		CHINA	CHINA
	TOTAL GLASS LUBRICANTS EUROPE GMBH	100.00%		GERMANY	GERMANY
	TOTAL GUADELOUPE	100.00%		FRANCE	FRANCE
	TOTAL GUINEA ECUATORIAL	80.00%		EQUATORIAL GUINEA	EQUATORIAL GUINEA
	TOTAL GUINEE	100.00%		GUINEA	GUINEA
	TOTAL HOLDING ASIE	100.00%		FRANCE	FRANCE
	TOTAL HUNGARIA KFT	100.00%		HUNGARY	HUNGARY
	TOTAL JAMAICA LTD	100.00%		JAMAICA	JAMAICA
	TOTAL JORDAN	100.00%		JORDAN	JORDAN
	TOTAL KENYA	93.96%		KENYA	KENYA
	TOTAL LESOTHO (PTY) LTD	50.10%		LESOTHO	LESOTHO
	TOTAL LIBAN	100.00%		LEBANON	LEBANON
	TOTAL LIBERIA INC	100.00%		LIBERIA	LIBERIA
	TOTAL LUBRICANTS (CHINA) CO LTD	86.49%		CHINA	CHINA
	TOTAL LUBRICANTS TAIWAN, LTD.	63.00%		TAIWAN	TAIWAN
	TOTAL LUBRIFIANTS	99.98%		FRANCE	FRANCE
	TOTAL LUBRIFIANTS SERVICES AUTOMOBILE	99.98%		FRANCE	FRANCE
	TOTAL LUXEMBOURG SA	100.00%		LUXEMBOURG	LUXEMBOURG
	TOTAL MADAGASIKARA SA	79.44%		MADAGASCAR	MADAGASCAR
	TOTAL MALI	100.00%		MALI	MALI
	TOTAL MARINE FUELS	100.00%		SINGAPORE	SINGAPORE
	TOTAL MARKETING EGYPT	80.78%		EGYPT	EGYPT
	TOTAL MARKETING GABON	90.00%		GABON	GABON
	TOTAL MARKETING MIDDLE EAST FREE ZONE	100.00%		UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	TOTAL MARKETING SERVICES	100.00%		FRANCE	FRANCE
	TOTAL MARKETING TCHAD	100.00%		CHAD	CHAD
	TOTAL MARKETING UGANDA	100.00%		UGANDA	UGANDA
	TOTAL MAROC	70.00%		MOROCCO	MOROCCO
	TOTAL MAURITIUS	55.00%		MAURITIUS	MAURITIUS
	TOTAL MAYOTTE	100.00%		FRANCE	FRANCE
	TOTAL MEXICO SA DE CV	100.00%		MEXICO	MEXICO
	TOTAL MINERALOEL UND CHEMIE GMBH	100.00%		GERMANY	GERMANY

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	TOTAL MINERALÖL GMBH	100.00%		GERMANY	GERMANY
	TOTAL MOZAMBIQUE	100.00%		MOZAMBIQUE	MOZAMBIQUE
	TOTAL NAMIBIA (PTY) LTD	50.10%		NAMIBIA	NAMIBIA
	TOTAL NEDERLAND NV	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL NEW ENERGIES LTD	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL NEW ENERGIES USA, INC.	100.00%		UNITED STATES	UNITED STATES
	TOTAL NEW ENERGIES VENTURES USA, INC.	100.00%		UNITED STATES	UNITED STATES
	TOTAL NIGER SA	100.00%		NIGER	NIGER
	TOTAL NIGERIA PLC	61.72%		NIGERIA	NIGERIA
	TOTAL NUEVAS ENERGIAS CHILE SPA	100.00%		CHILE	CHILE
	TOTAL OIL ASIA-PACIFIC PTE LTD	100.00%		SINGAPORE	SINGAPORE
	TOTAL OIL INDIA PVT LTD	100.00%		INDIA	INDIA
	TOTAL OIL PAKISTAN (PRIVATE) LIMITED	100.00%		PAKISTAN	PAKISTAN
	TOTAL OIL TURKIYE AS	100.00%		TURKEY	TURKEY
	TOTAL OUTRE MER	100.00%		FRANCE	FRANCE
	TOTAL PACIFIQUE	100.00%		FRANCE	FRANCE
	TOTAL PARCO PAKISTAN LIMITED	60.00%		PAKISTAN	PAKISTAN
	TOTAL PETROLEUM (SHANGHAI) COMPANY LIMITED	100.00%		CHINA	CHINA
	TOTAL PETROLEUM GHANA LIMITED	76.74%		GHANA	GHANA
	TOTAL PETROLEUM GUANGZHOU CO LTD	100.00%		CHINA	CHINA
	TOTAL PETROLEUM PUERTO RICO CORP	100.00%		PUERTO RICO	PUERTO RICO
	TOTAL PHILIPPINES CORPORATION	100.00%		PHILIPPINES	PHILIPPINES
	TOTAL POLSKA	100.00%		POLAND	POLAND
	TOTAL POLYNESIE	99.54%		FRANCE	FRANCE
	TOTAL RDC	60.00%		DEMOCRATIC REPUBLIC OF CONGO	DEMOCRATIC REPUBLIC OF CONGO
	TOTAL REUNION	100.00%		FRANCE	FRANCE
	TOTAL SENEGAL	69.14%		SENEGAL	SENEGAL
	TOTAL SINOCHEM FUELS COMPANY LTD	49.00%	E	CHINA	CHINA
	TOTAL SINOCHEM OIL COMPANY LIMITED	49.00%	E	CHINA	CHINA
	TOTAL SOUTH AFRICA (PTY) LTD	50.10%		SOUTH AFRICA	SOUTH AFRICA
	TOTAL SPECIALTIES USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL SUPPLY MS SA	100.00%		SWITZERLAND	SWITZERLAND
	TOTAL SWAZILAND (PTY) LTD	50.10%		SWAZILAND	SWAZILAND
	TOTAL TOGO	76.72%		TOGO	TOGO
	TOTAL TUNISIE	100.00%		TUNISIA	TUNISIA
	TOTAL UAE LLC	49.00%		UNITED ARAB EMIRATES	UNITED ARAB EMIRATES
	TOTAL UGANDA LIMITED	100.00%		UGANDA	UGANDA
	TOTAL UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL UNION OCEANE	100.00%		FRANCE	FRANCE
	TOTAL VOSTOK	100.00%		RUSSIAN FEDERATION	RUSSIAN FEDERATION
	TOTAL ZAMBIA	100.00%		ZAMBIE	ZAMBIE
	TOTALERG SPA	49.00%	E	ITALY	ITALY
	TOTALGAZ	100.00%		FRANCE	FRANCE
	TYCZKA TOTALGAZ GMBH	50.00%	E	GERMANY	GERMANY
	URIM GREEN ENERGIES LTD	59.77%		ISRAEL	ISRAEL
	WHIPPLETREE SOLAR LLC	59.77%		UNITED STATES	UNITED STATES
	WHIRLWIND SOLAR STAR, LLC	59.77%		UNITED STATES	UNITED STATES
	ZRUHA GREEN ENERGIES LTD	59.77%		ISRAEL	ISRAEL
Corporate	ELF AQUITAINE	100.00%		FRANCE	FRANCE
	ELF AQUITAINE FERTILISANTS	100.00%		FRANCE	FRANCE
	ELF AQUITAINE INC.	100.00%		UNITED STATES	UNITED STATES
	ELF FOREST PRODUCTS, LLC	100.00%		UNITED STATES	UNITED STATES
	ETMOFINA	100.00%		BELGIUM	BELGIUM
	FINANCIERE VALORGEST	100.00%		FRANCE	FRANCE
	FINGESTVAL	100.00%		FRANCE	FRANCE
	OMNIUM REINSURANCE COMPANY SA	100.00%		SWITZERLAND	SWITZERLAND
	PAN INSURANCE LIMITED	100.00%		IRELAND	IRELAND
	SEPTENTRION PARTICIPATIONS	100.00%		FRANCE	FRANCE
	SOCAP SAS	100.00%		FRANCE	FRANCE
	SOCIETE CIVILE IMMOBILIERE CB2	100.00%		FRANCE	FRANCE
	SOFAX BANQUE	100.00%		FRANCE	FRANCE
	SOGAPAR	100.00%		FRANCE	FRANCE
	TOTAL OVERSEAS HOLDING (PTY) LTD	100.00%		SOUTH AFRICA	SOUTH AFRICA
	TOTAL AFFILIATES CAPITAL USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL AMERICAN SERVICES INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL CAPITAL	100.00%		FRANCE	FRANCE
	TOTAL CAPITAL CANADA LTD.	100.00%		CANADA	CANADA
	TOTAL CAPITAL INTERNATIONAL	100.00%		FRANCE	FRANCE

Business segment	Statutory corporate name	% Group interest	Method	Country of incorporation	Country of operations
	TOTAL CORPORATE MANAGEMENT (BEIJING) COMPANY LIMITED	100.00%		CHINA	CHINA
	TOTAL DELAWARE INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL E&P HOLDINGS	100.00%		FRANCE	FRANCE
	TOTAL ENERGY VENTURES EUROPE	100.00%		FRANCE	FRANCE
	TOTAL ENERGY VENTURES INTERNATIONAL	100.00%		FRANCE	FRANCE
	TOTAL FINANCE	100.00%		FRANCE	FRANCE
	TOTAL FINANCE CORPORATE SERVICES LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL FINANCE GLOBAL SERVICES SA	100.00%		BELGIUM	BELGIUM
	TOTAL FINANCE INTERNATIONAL LTD	100.00%		BERMUDA	BERMUDA
	TOTAL FINANCE NEDERLAND BV	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL FINANCE USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL FUNDING NEDERLAND BV	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL GESTION FILIALES	100.00%		FRANCE	FRANCE
	TOTAL GESTION USA	100.00%		FRANCE	FRANCE
	TOTAL GLOBAL SERVICES	100.00%		FRANCE	FRANCE
	TOTAL GLOBAL SERVICES BELGIUM SA	99.80%		BELGIUM	BELGIUM
	TOTAL HOLDING ALLEMAGNE	100.00%		FRANCE	FRANCE
	TOTAL HOLDINGS EUROPE	100.00%		FRANCE	FRANCE
	TOTAL HOLDINGS UK LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM
	TOTAL HOLDINGS USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL INTERNATIONAL NV	100.00%		NETHERLANDS	NETHERLANDS
	TOTAL NUCLEAIRE	100.00%		FRANCE	FRANCE
	TOTAL OPERATIONS CANADA LTD	100.00%		CANADA	CANADA
	TOTAL PARTICIPATIONS	100.00%		FRANCE	FRANCE
	TOTAL PETROCHEMICALS & REFINING USA INC*	100.00%		UNITED STATES	UNITED STATES
	TOTAL PETROCHEMICALS & REFINING SA/NV*	100.00%		BELGIUM	BELGIUM
	TOTAL PETROCHEMICALS SECURITY USA INC	100.00%		UNITED STATES	UNITED STATES
	TOTAL RESOURCES (CANADA) LIMITED	100.00%		CANADA	CANADA
	TOTAL SA			FRANCE	FRANCE
	TOTAL TREASURY	100.00%		FRANCE	FRANCE
	TOTAL UK FINANCE LIMITED	100.00%		UNITED KINGDOM	UNITED KINGDOM

*	Multi-segment entities